Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au

08003309

SUPPL

11 June 2008

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

SEC
Mail Processing

JUN 13 2008

Washington, DC
104

MACQUARIE

Dear Sir/Madam

Macquarie Group Limited <u>(File Number 082-35128)</u> documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

per
Dennis Leong
Company Secretary

PROCESSED
JUN 20 2008 E
THOMSON REUTERS

dw 6/18

Securities and Exchange Commission by
~~Macquarie Group Limited~~

File Number: 082-35128

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	23,547
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	12,036 @ $28.74 500 @ $32.26 7,165 @ $32.75 3,846 @ $77.40
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	19,701 shares were issued on exercise of employee options 3,846 shares were issued on retraction of exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	23,547 on 10/06/2008

+ See chapter 19 for defined terms.

	Number	+Class
8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	274,884,876	Fully Paid Ordinary Shares

	Number	+Class
9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	38,963,088	Options over Ordinary Shares at various exercise prices
	1,582,406	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,582,406 fully paid Ordinary shares in Macquarie Group Limited

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?	
12 Is the issue renounceable or non-renounceable?	
13 Ratio in which the +securities will be offered	
14 +Class of +securities to which the offer relates	
15 +Record date to determine entitlements	

+ See chapter 19 for defined terms.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	

+ See chapter 19 for defined terms.

30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

+ See chapter 19 for defined terms.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 10 June 2008
(Assistant Company Secretary)

Print name: Paula Walsh

== == == == ==

+ See chapter 19 for defined terms.

Macquarie Group of Companies
Australia and Worldwide

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

6 June 2008

Company Announcements Office
Australian Stock Exchange
20 Bridge Street
SYDNEY NSW 2000

MACQUARIE

Dear Sir/Madam

Issue Price for Shares to be issued under the Dividend Reinvestment Plan ("DRP") in July 2008

Please be advised that the issue price for the new shares to be allotted pursuant to the operation of the Macquarie Group Limited DRP in respect of the ordinary final dividend to be paid on 4 July 2008, including the 2.5% discount to the "Market Value", as defined in the DRP Rules, will be $50.95 per share.

Yours faithfully

Paula Walsh
Assistant Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	14,620
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	14,620 @ $77.40
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	14,620 shares were issued on retraction of exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14,620 on 05/06/2008

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	274,856,665	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	39,050,901	Options over Ordinary Shares at various exercise prices
		1,589,916	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,589,916 fully paid Ordinary shares in Macquarie Group Limited

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	

+ See chapter 19 for defined terms.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	

+ See chapter 19 for defined terms.

30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

+ See chapter 19 for defined terms.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 05 June 2008
(Assistant Company Secretary)

Print name: Paula Walsh

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4,664
3	Principal terms of the +securities (eg. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	1,000 @ $28.74 3,664 @ $77.40
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1,000 shares were issued on exercise of employee options 3,664 shares were issued on retraction of exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	4,664 on 06/06/2008

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	274,861,329	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	38,982,789	Options over Ordinary Shares at various exercise prices
		1,586,252	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,586,252 fully paid Ordinary shares in Macquarie Group Limited

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	

+ See chapter 19 for defined terms.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	

+ See chapter 19 for defined terms.

30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

+ See chapter 19 for defined terms.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 06 June 2008
(Assistant Company Secretary)

Print name: Paula Walsh

== == == == ==

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited & Macquarie Group Limited	
ABN	46 008 583 542	94 122 169 279

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John R Niland AC
Date of last notice	12 November 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and indirect.
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	• MQG fully paid ordinary shares held by Carmel Niland and John Niland as trustees for the Niland Family Superannuation Fund, of which John Niland is a joint beneficiary with Carmel Niland; • Shares held by John Niland and Carmel Niland as trustees for the Niland Family Superannuation Fund (No 2), of which John Niland is the beneficiary.
Date of change	2 June 2008 & 3 June 2008
No. of securities held prior to change	• 2,309 shares held directly by John Niland (acquired via the Macquarie Bank Non-Executive Director Share Acquisition Plan). • 2,800 shares held by Carmel Niland and John Niland as trustee for the Niland Family Superannuation Fund, of which John Niland is a joint beneficiary with Carmel Niland. • 2,850 shares held by John Niland and Carmel Niland as trustees for the Niland Family Superannuation Fund (No 2), of which John Niland is the beneficiary.
Class	MQG fully paid ordinary shares.
Number acquired	• 1,000 MQG shares acquired on 2 June 2008; and • 600 MQG shares acquired on 3 June 2008.
Number disposed	

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	• 500 MQG shares acquired at $53.03 per MQG share on 2 June 2008; • 500 MQG shares acquired at $52.97 each on 2 June 2008; and • 600 MQG shares acquired at $51.10 each on 3 June 2008.
No. of securities held after change	• 2,309 shares held directly by John Niland (acquired via the Macquarie Bank Non-Executive Director Share Acquisition Plan). • 4,400 shares held by Carmel Niland and John Niland as trustee for the Niland Family Superannuation Fund, of which John Niland is a joint beneficiary with Carmel Niland. • 2,850 shares held by John Niland and Carmel Niland as trustees for the Niland Family Superannuation Fund (No 2), of which John Niland is the beneficiary.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares acquired via on-market trades.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder **(if issued securities)**	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated: 5 June 2008

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited & Macquarie Group Limited
ABN	46 008 583 542 & 94 122 169 279

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter H Warne
Date of last notice	28 May 2008

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	• Securities held in the name of Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund, a trust of which Peter Hastings Warne is a joint beneficiary with Frances Jane Warne. These accounts are operated on a discretionary Basis by a third party on behalf of the beneficiaries, who are not involved in the investment decisions.
Date of change	30 May 2008
No. of securities held prior to change	• 2,866 MQG fully paid ordinary shares held in the name of Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund, a trust of which Peter Warne is a joint beneficiary with Frances Jane Warne; and • 8,211 MQG fully paid ordinary shares held in the name of Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of Peter Hastings Warne.
Class	MQG fully paid ordinary shares.

Number acquired	2,000 MQG fully paid ordinary shares.
Number disposed	Nil.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$56.00 per MQG share.
No. of securities held after change	• 4,866 MQG fully paid ordinary shares held in the name of Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund, a trust of which Peter Warne is a joint beneficiary with Frances Jane Warne; and • 8,211 MQG fully paid ordinary shares held in the name of Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of Peter Hastings Warne.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Securities acquired as a result of put options being exercised upon expiry.

Part 2 – Change of director's interests in contracts

Detail of contract	• Two put option contracts over MQG fully paid ordinary shares, expiring on 29 May 2008 and exercisable at $56.00 per share; and • Two call option contracts over MQG fully paid ordinary shares, expiring on 25 September 2008 and exercisable at $64.00.
Nature of interest	Indirect
Name of registered holder (if issued securities)	Contracts sold by Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund, a trust of which Peter Warne is a joint beneficiary with Frances Jane Warne.
Date of change	• 29 May 2008 regarding put options contracts; and • 27 May 2008 regarding call options contracts.
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	• Two put option contracts over a total of 2,000 MQG shares; and • Two call option contracts over a total of 2,000 MQG shares.
Interest acquired	2,000 MQG fully paid ordinary shares were purchased as a result of the options being exercised upon expiry.
Interest disposed	Sold two call option contracts over a total of 2,000 MQG fully paid ordinary shares.
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	• $56.00 per MQG share regarding put option contracts; and • $6,200 regarding call option contracts.
Interest after change	• The put option contracts were exercised upon expiry; and • The call option contracts were sold via on market trade.

4 June 2008

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	16,117
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	750 @ $28.74 12,500 @ $29.72 2,867 @ $77.40
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	13,250 Shares were issued on exercise of employee options. 2,867 shares were issued on retraction of exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	16,117 on 04/06/2008

+ See chapter 19 for defined terms.

Item	Description	Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	274,842,045	Fully Paid Ordinary Shares

Item	Description	Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	39,050,901	Options over Ordinary Shares at various exercise prices
		1,604,536	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,604,536 fully paid Ordinary shares in Macquarie Group Limited

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	

+ See chapter 19 for defined terms.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	

+ See chapter 19 for defined terms.

30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

+ See chapter 19 for defined terms.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 04 June 2008
(Assistant Company Secretary)

Print name: Paula Walsh

== == == == ==

+ See chapter 19 for defined terms.

MACQUARIE CONVERTIBLE PREFERENCE SECURITIES

PRODUCT DISCLOSURE STATEMENT

Macquarie Convertible Preference Securities offer to raise up to $600 million.

MACQUARIE

Macquarie Capital Loans Management Limited
(ABN 18 077 595 012, AFSL No. 241106) as
responsible entity for the Macquarie CPS Trust
(ARSN 129 962 358)

Macquarie Capital Advisers Limited

MACQUARIE

1300 726 836 (if in Australia)
+61 3 9415 4336 (if outside Australia)

citi | Goldman Sachs JBWere | JPMorgan | nabCapital (A division of National Australia Bank Limited) | UBS Investment Bank | estpac InstitutionalBank

Important information

Product Disclosure Statement
This Replacement Product Disclosure Statement is dated 5 June 2008 and was lodged with the Australian Securities and Investments Commission ("ASIC") on that date. The Replacement Product Disclosure Statement replaces the product disclosure statement lodged with ASIC on 28 May 2008 ("Original Product Disclosure Statement"). References to Product Disclosure Statement in this document are references to the Replacement Product Disclosure Statement. The offer contained in this Product Disclosure Statement is for an issue of Convertible Preference Securities ("CPS") (the "Offer") by Macquarie Capital Loans Management Limited (ABN 18 077 595 012) ("Issuer") as responsible entity of the Macquarie CPS Trust (ARSN 129 962 358) ("Trust").

You should read this Product Disclosure Statement carefully and in its entirety before deciding whether to participate in the Offer, and, in particular, you should consider the risk factors that could affect the performance of CPS or Macquarie, some of which are outlined in Section 5.

The information in this Product Disclosure Statement is not financial product advice and does not take into account your individual investment objectives, financial situation or needs. You should carefully consider the whole of this Product Disclosure Statement in light of your particular investment needs, objectives and financial situation (including your taxation situation). If, after reading this Product Disclosure Statement, you have any questions about the Offer, you should contact your stockbroker, solicitor, accountant or other professional adviser. No cooling off rights apply to the issue of CPS. The Issuer will apply to the Australian Securities Exchange operated by ASX Limited (ABN 98 008 624 691) ("ASX") for the Trust to be admitted to the Official List of ASX and for CPS to be quoted on ASX as soon as practicable following the date of this Product Disclosure Statement and in any event within 7 days of the date of this Product Disclosure Statement.

ASIC and ASX take no responsibility for the content of this Product Disclosure Statement or for the merits of the investment to which this Product Disclosure Statement relates.

Foreign jurisdictions
The distribution of this Product Disclosure Statement in jurisdictions outside Australia may be restricted by law. If you come into possession of this Product Disclosure Statement you should observe any such restrictions and seek advice where required. Any failure to comply with such restrictions may constitute a violation of applicable securities laws.

This Product Disclosure Statement does not constitute an offer in any jurisdiction in which, or to any person to whom, it would not be lawful to make such an offer. No action has been taken to register or qualify CPS or to otherwise permit a public offering of CPS outside Australia. CPS may be offered in a jurisdiction outside Australia where such an offer is made in accordance with the laws of that jurisdiction.

CPS have not been, and will not be, registered under the United States Securities Act of 1933 ("Securities Act") and may not be offered or sold in the United States or to, or for the account or benefit of, a US Person (as defined in Regulation S under the Securities Act), except in a transaction exempt from the registration requirements of the Securities Act and applicable United States state securities laws. Any offer, sale or resale of CPS in the United States by a dealer (whether or not participating in the Offer) may violate the registration requirements of the Securities Act if made within 40 days of the Issue Date.

THIS PRODUCT DISCLOSURE STATEMENT MAY NOT BE DISTRIBUTED IN THE UNITED STATES OR TO ANY US PERSON.

NZ Investment Statement
A NZ Investment Statement which complies with the Securities Act 1978 (NZ) and the Securities Regulations 1983 (NZ) has been prepared in connection with the Offer. New Zealand residents should read the NZ Investment Statement before applying for CPS.

CPS are not deposit liabilities of Macquarie Bank Limited
Investments in CPS are issued by Macquarie Capital Loans Management Limited (ABN 18 077 595 012) ("Issuer") as responsible entity of the Macquarie CPS Trust (ARSN 129 962 358) ("Trust") and are not the product of Macquarie Bank Limited (ABN 46 008 583 542). The Issuer as responsible entity of the Trust is not an authorised deposit-taking institution for the purposes of the Banking Act 1959 (Cth), and its obligations do not represent deposits or other liabilities of Macquarie Bank Limited. The investment performance of CPS is not guaranteed by Macquarie Bank Limited or any other member of the Macquarie Group.

No representations other than in this Product Disclosure Statement
No person is authorised to give any information, or to make any representation, in connection with the Offer described in this Product Disclosure Statement that is not contained in this Product Disclosure Statement. Any information or representation that is not in this Product Disclosure Statement may not be relied on as having been authorised by the Issuer or any other person in connection with the Offer.

Future performance
The pro-forma financial information provided in the Product Disclosure Statement is for information purposes only and is not a forecast of operating results to be expected in the future periods. Except as required by law, and only then to the extent so required, neither the Issuer nor any other person warrants or guarantees the future performance of CPS or any return on any investment made pursuant to this Product Disclosure Statement.

Forward looking statements
Some of the statements appearing in this Product Disclosure Statement are in the nature of forward looking statements, including statements of current intention, statements of opinion and predictions as to possible future events. You should be aware that such statements are not statements of fact and there can be no certainty of outcome in relation to the matters to which the statements relate. Forward looking statements are subject to many inherent risks and uncertainties before actual outcomes are achieved. Actual outcomes may differ materially from the events, intentions or results expressed or implied in any forward looking statement in this Product Disclosure Statement. None of the Trust, Macquarie Group, the Issuer, their officers, or persons named in this Product Disclosure Statement with their consent or any person involved in the preparation of this Product Disclosure Statement makes any representation or warranty (express or implied) as to the accuracy or likelihood of fulfilment of any forward looking statement, or any intentions or outcomes expressed or implied in any forward looking statement. You are cautioned not to place undue reliance on any forward looking statement having regard to the fact that the outcome may not be achieved.

Product Disclosure Statement availability
Investors can obtain a copy of this Product Disclosure Statement during the period of the Offer on the Macquarie website at www.macquarie.com.au or by calling the Macquarie CPS Information Line on 1300 726 836 (if in Australia) or +61 3 9415 4336 (if outside Australia) (8:30am to 5:00pm AEST Monday to Friday). The Offer constituted by this Product Disclosure Statement in electronic form is only available to persons receiving this Product Disclosure Statement in electronic form in Australia. Persons who access the electronic version of this Product Disclosure Statement should ensure that they download and read the entire Product Disclosure Statement.

Applications for CPS made by Australian investors may only be made on the Application Form attached to or accompanying this Product Disclosure Statement or its online copy form downloaded in its entirety from the Macquarie website at www.macquarie.com.au. The Corporations Act prohibits any person from passing onto another person the Application Form unless it is attached to, or accompanied by, the complete and unaltered version of the Product Disclosure Statement.

Information in this Product Disclosure Statement that is not materially adverse information is subject to change from time to time and may be updated by the Issuer. This information may be updated and made available to you on the Macquarie website at www.macquarie.com.au or by contacting the Macquarie CPS Information Line on 1300 726 836 (if in Australia) or +61 3 9415 4336 (if outside Australia). A paper copy of any updated information is available free on request.

Exposure Period
The Corporations Act prohibits the processing of Applications in the period of seven days after the date of lodgement of the Original Product Disclosure Statement ("Exposure Period"). This period may be extended by ASIC by up to a further seven days. This period is to enable the Original Product Disclosure Statement to be examined by market participants prior to the raising of funds. Applications received during the Exposure Period will not be processed until after the expiry of that period. No preference will be conferred on Applications received during the Exposure Period.

Photographs and diagrams
Photographs and schematic drawings appearing in this Product Disclosure Statement may not depict assets or equipment owned or used by the Issuer, Macquarie or an activity conducted by the Issuer or Macquarie unless otherwise indicated. Diagrams used in the Product Disclosure Statement are illustrative only and may not be drawn to scale. Unless otherwise stated, all data contained in charts, graphs and tables is based on information available at the date of this Product Disclosure Statement.

Defined words and expressions
Some words and expressions used in this Product Disclosure Statement have defined meanings, which are either explained in the Glossary in Section 9 or in clause 19 of the CPS Terms set out in Appendix A. A reference to a "clause" in this Product Disclosure Statement is a reference to the corresponding clause in the CPS Terms unless otherwise stated.

A reference to time in this Product Disclosure Statement is to Australian Eastern Standard Time (AEST) unless otherwise stated.

The financial amounts in this Product Disclosure Statement are expressed in Australian currency unless otherwise stated. A reference to $, A$, AUD and cents is to Australian currency, unless otherwise stated.

Enquiries
If you have any questions in relation to the Offer, please contact your stockbroker, solicitor, accountant or other financial adviser. If you require assistance to complete the Application Form, or you have any administrative questions in relation to the Offer, please call the Macquarie CPS Information Line on 1300 726 836 (if in Australia) or +61 3 9415 4336 (if outside Australia) (8:30am to 5:00pm AEST Monday to Friday).

Privacy
Please read the privacy statement located at Section 3.21 of this Product Disclosure Statement. By submitting the Application Form accompanying this Product Disclosure Statement, you consent to the matters outlined in that statement.

Key dates

Product Disclosure Statement lodged with ASIC	28 May 2008
Bookbuild	3 June 2008
Announcement of the Margin and Replacement Product Disclosure Statement lodged with ASIC	5 June 2008
Broker Firm, General and Shareholder Priority Offer Opening Date	5 June 2008
General and Shareholder Priority Offer Closing Date	26 June 2008
Broker Firm Offer Closing Date	3 July 2008
Issue Date and announcement of Distribution Rate	8 July 2008
CPS commence trading on ASX on a deferred settlement basis	8 July 2008
Holding Statements dispatched	by 11 July 2008
CPS commence trading on ASX on a normal settlement basis	11 July 2008
First Distribution Payment Date[1]	31 December 2008
Initial Mandatory Conversion Date[2]	30 June 2013

Notes:

[1] Distributions are scheduled to be paid semi-annually until, and including, the Initial Mandatory Conversion Date, and quarterly thereafter, in each case subject to the Payment Tests being satisfied.

[2] The Mandatory Conversion Date may be later than the Initial Mandatory Conversion Date if the Mandatory Conversion Conditions are not satisfied at that initial date.

These dates are indicative only and are subject to change. The Issuer has the right to extend the Closing Dates, to extend the Offer, to close the Offer early, to accept late Applications without notice or to withdraw the Offer at any time prior to the issue of CPS. Accordingly, Applicants are encouraged to submit their Application Forms as soon as possible after the Opening Date. If the Closing Dates are extended, the subsequent dates may also be extended (although the first Distribution Payment Date is not expected to change).

The Issuer will apply to ASX within seven days after the date of this Product Disclosure Statement for CPS to be quoted on ASX.

How to participate

1 Read this Product Disclosure Statement

Read this Product Disclosure Statement in full, paying particular attention to the:

- Important information on the inside front cover;
- Key features in Section 1;
- Key questions and answers in Section 2;
- Risk factors in Section 5; and
- CPS Terms in Appendix A.

2 Consider and consult

Consider all risks and other information about CPS in light of your particular investment objectives and circumstances. Consult your financial adviser or other professional adviser if you are uncertain as to whether you should apply for CPS.

3 Complete the Application Form

If you have decided to apply for CPS, you need to apply pursuant to the Application Form attached to or accompanying this Product Disclosure Statement. The Application process varies depending on whether you are a Shareholder Priority Offer Applicant, General Offer Applicant or Broker Firm Offer Applicant.

4 Submit your Application

If you are a Shareholder Priority Offer Applicant or General Offer Applicant, your Application must be received by the Registry no later than the Closing Date for the Shareholder Priority Offer and the General Offer, which is expected to be 5.00pm on 26 June 2008. You may submit your Application pursuant to a paper Application Form, or online by following the instructions at www.macquarie.com.au and completing a BPAY® payment.

If you are a Broker Firm Offer Applicant, your Application must be received by your Syndicate Broker in time for them to arrange settlement on your behalf by the Closing Date for the Broker Firm Offer, which is expected to be 10.00am on 3 July 2008. You should contact your Syndicate Broker for further instructions on how to submit your Application. The Offer may close early, so you are encouraged to submit your Application as soon as possible after the Opening Date.



Section 1

This summary is designed to inform investors of the key features of CPS. More detailed information is set out in Section 2 and elsewhere in this Product Disclosure Statement.

Key feat of CPS


ures
1

This summary is designed to inform investors of the key features of CPS. More detailed information is set out in Section 2 and elsewhere in this Product Disclosure Statement.

You should read this Product Disclosure Statement in its entirety, including the risks set out in Section 5 before deciding whether to invest in CPS.

- "CPS" is an acronym for Convertible Preference Securities, which are non-cumulative, unsecured, mandatorily convertible, preference units in the Trust.
- Distributions on CPS are preferred, non-cumulative and based on a fixed rate until 30 June 2013 (the "Initial Mandatory Conversion Date") and on a floating rate thereafter.
- Distributions are scheduled to be paid semi-annually until, and including, the Initial Mandatory Conversion Date, and quarterly thereafter, in each case in arrear, and subject to the Payment Tests.
- The fixed Distribution Rate for the period until and including the Initial Mandatory Conversion Date will be determined on the Issue Date as the sum of the prevailing Market Rate plus a Margin of 3.5%.
- On any Mandatory Conversion Date there are a number of possible outcomes for Holders:
  - the Issuer may arrange for one or more Nominated Purchasers to acquire all CPS for $100 each (called "Resale");
  - if Resale does not occur, CPS will Convert into a variable number of Ordinary Shares provided that the Mandatory Conversion Conditions are satisfied; and
  - if Resale or Conversion have not occurred, the Issuer may, with the prior written approval of APRA, Redeem CPS for $100 each.
- CPS may be Exchanged at certain times before a Mandatory Conversion Date if a RE Removal Event, a Trust Winding Up (Holder Resolution) Event, a Tax Event or a Regulatory Event occurs. CPS must, subject to APRA's prior written approval, be Exchanged if an Acquisition Event occurs.
- Holders have no right to request Exchange.
- The Issuer will apply within seven days after the date of this Product Disclosure Statement for CPS to be quoted on ASX. CPS are expected to trade under ASX code "MQCPA".
- CPS have been assigned Issue Credit Ratings of:
  - 'BBB' from Standard & Poor's; and
  - 'Baa1' from Moody's.

CPS are not deposit liabilities of Macquarie Bank Limited or obligations of MGL. Before deciding whether to apply for CPS, you should consider whether CPS are a suitable investment for you. There are risks associated with investing in CPS and in Macquarie and the financial services industry generally. Please refer to Section 5 of this Product Disclosure Statement where the risks associated with investing in CPS are set out in detail.

Section 2

This Section answers some key questions you may have about CPS. The answers to these key questions are intended as a guide only. Further details are provided elsewhere in this Product Disclosure Statement, which you should read carefully in its entirety.

Key que and ans



2

stions wers

2 Key questions and answers

[illegible]

Quick reference guide of questions and answers in this Section 2

2

For defined terms not in the Glossary of terms, refer to the CPS Terms in Appendix A.

2.1 DESCRIPTION OF CPS

2.1.1 What are CPS?

"CPS" is an acronym for Convertible Preference Securities, which are non-cumulative, unsecured, mandatorily convertible, preference units in the Trust.

CPS:

- entitle Holders to preferred, non-cumulative Distributions, based on a fixed rate until the Initial Mandatory Conversion Date and on a floating rate thereafter, subject in all cases to the Payment Tests – see Section 2.5;
- have a number of possible outcomes for Holders on any Mandatory Conversion Date:
  - the Issuer may arrange for one or more Nominated Purchasers to acquire all CPS for $100 each, (called "Resale");
  - if Resale does not occur, CPS will Convert into a variable number of Ordinary Shares provided that the Mandatory Conversion Conditions are satisfied; and
  - if Resale or Conversion have not occurred, the Issuer may, with the prior written approval of APRA, Redeem CPS for $100 each;

  or, if none of the above apply, CPS will remain on issue.
- can be Exchanged by the Issuer on the occurrence of certain events – see Sections 2.6.5 – 2.6.10; and
- will Exchange into Preference Shares on the occurrence of certain events – see Section 2.9.

2.1.2 What is the Trust and who is the Issuer?

The Trust is a registered managed investment scheme. The issuer of CPS will be the Responsible Entity of the Trust (the "Issuer"). The current Responsible Entity of the Trust is Macquarie Capital Loans Management Limited which is a member of the Macquarie Group and has been appointed on a temporary basis. It is envisaged that following the issue of CPS, it will be replaced as Responsible Entity by Macquarie CPS Management Limited, which is also a member of the Macquarie Group.

For more information on the Trust and the Issuer and the proposed replacement of Macquarie Capital Loans Management Limited – see Sections 8.1 and 8.3.2.16.

2.1.3 Why are CPS being issued?

CPS are being issued as part of Macquarie's ongoing capital management and funding strategy, which includes aiming to maximise value for its shareholders through optimising the level and use of capital resources, and maintaining a sufficient capital buffer for growth over the medium term and the ability to take advantage of opportunities as they arise.

The Trust will use the proceeds of the Offer to subscribe for preference shares ("LPS") in Macquarie LLC. Macquarie LLC will in turn invest the proceeds of subscription in subordinated notes ("Subordinated Notes") to be issued by Macquarie UK.

All funds raised by the issue of CPS must be invested in LPS issued by Macquarie LLC.

An investment in CPS is not an investment directly in MGL. MGL does not guarantee the payment of Distributions on CPS or their capital value and/or their performance as an investment.

Macquarie will use the proceeds for general corporate purposes.

For more information these arrangements – see Section 8.

2.1.4 What are Macquarie's prudential capital requirements?

MGL is an authorised Non-Operating Holding Company ("NOHC"), regulated by APRA. MGL is required by APRA to hold sufficient capital to meet the requirements of the Banking Group (based on APRA's ADI prudential standards) and the Non-Banking Group (calculated using Macquarie's economic capital model).

APRA allows for a mix of capital to meet the NOHC Capital requirements, including shareholders' equity and certain hybrid instruments, with minimum requirements as described in the NOHC Authority.

For more information on APRA – see Section 2.4.1.

2.1.5 What is Eligible Hybrid Capital for the NOHC?

Certain hybrid instruments are eligible to partly support the NOHC Capital requirements.

CPS qualify as Eligible Hybrid Capital for the NOHC due to the permanence and loss absorption characteristics of the instrument.

2.1.6 Can CPS be traded on ASX?
Application will be made to ASX within seven days after the date of this Product Disclosure Statement for Official Quotation of CPS. It is expected that trading of CPS on ASX will commence on or about 8 July 2008 on a deferred settlement basis. Holding Statements are expected to be dispatched by 11 July 2008. Trading is expected to commence on a normal settlement basis on 11 July 2008.

If ASX does not grant permission for CPS to be quoted, CPS will not be issued and all Application Monies will be refunded (without interest) to Applicants as soon as possible. CPS are expected to trade under ASX code 'MQCPA'.

For more information on the risks associated with an investment in CPS – see Section 5.

2.1.7 What are the Issue Credit Ratings of CPS?
CPS have been assigned Issue Credit Ratings of 'BBB' from Standard & Poor's and 'Baa1' from Moody's. Any Issue Credit Rating of 'BBB-' or higher from Standard & Poor's or 'Baa3' or higher from Moody's is generally considered to be investment grade.

These credit rating references are current but may be revised or withdrawn by the relevant credit rating agency at any time. These credit rating references are not a recommendation by the relevant credit rating agency to apply for CPS offered under this Product Disclosure Statement. Neither Standard & Poor's nor Moody's have consented to the use of their credit rating references in this Product Disclosure Statement.

For information about credit ratings associated with CPS – see Section 4.6.

For information about the risks associated with credit ratings – see Section 5.2.10.

2.2 THE OFFER AND APPLYING FOR CPS

2.2.1 What is the Offer?
The Offer is for up to 6 million CPS at $100 each to raise up to $600 million.

The Offer comprises a Shareholder Priority Offer, General Offer, Broker Firm Offer and Institutional Offer.

For more information on the details of the Offer – see Section 3 and the CPS Terms.

2.2.2 Who may apply for CPS?
You may apply for CPS if you are:

- an Eligible Shareholder who may apply under the Shareholder Priority Offer;
- a general Applicant who may apply under the General Offer;
- a client of a Syndicate Broker who may apply under the Broker Firm Offer; or
- an Institutional Investor who is invited by the Joint Lead Managers to bid for CPS through the Bookbuild under the Institutional Offer.

For more information on who may apply for CPS – see Section 3.1.

For more information on how to apply for CPS – see Section 3.2.

2.2.3 Is there a minimum Application amount?
Yes. You must apply for a minimum of 20 CPS ($2,000). If you apply for more than 20 CPS, you must apply for multiples of 10 CPS – that is, for incremental multiples of at least $1,000. There is no maximum number of CPS that may be applied for under the Offer, however, you may receive fewer CPS than you apply for or none at all.

2.2.4 Is there brokerage or stamp duty payable?
No brokerage or stamp duty is payable on your Application. You may have to pay brokerage on any subsequent trading of your CPS on ASX.

2.3 WHAT ARE THE KEY RISKS OF INVESTING IN CPS?

The risks associated with investing in CPS include, but are not limited to, the following:

2.3.1 Market price and liquidity

The market price of CPS may fluctuate and trade below the Issue Price of $100. In addition the market for CPS may be less liquid than the market for Ordinary Shares. This means that Holders who wish to sell their CPS may be unable to do so at an acceptable price or at all.

2.3.2 Distributions may not be paid

There is a risk that Distributions will not be paid. If Macquarie LLC elects not to make a distribution on the LPS, then the Issuer will not be in a position to pay a Distribution to Holders. If for any reason a Distribution has not been paid in full within 5 Business Days of the relevant Distribution Payment Date, then, subject to certain exemptions, the Distribution Restriction will apply to MGL.

2.3.3 Changes in interest rates

The market value of your CPS investment may decline as a result of a movement in prevailing interest rates.

The Distribution Rate will be fixed until 30 June 2013 and there is a risk that if market interest rates increase, the Distribution Rate will become less attractive when compared with the rates of return on comparable securities.

Also, after 30 June 2013, the Distribution Rate will be based on a floating market interest rate which may rise or fall. There is a risk that this floating rate may become less attractive when compared to the rates of return available on comparable securities.

2.3.4 Mandatory Conversion may not occur

CPS may convert into Ordinary Shares on the Initial Mandatory Conversion Date. However, there is a risk that Conversion will not occur on the Initial Mandatory Conversion Date, or on any subsequent Mandatory Conversion Date, if the Mandatory Conversion Conditions are not satisfied. There is a risk that Conversion will not occur at all if the Ordinary Share price is below the requisite level for the purposes of satisfying the Mandatory Conversion Conditions or if the Issuer chooses to arrange for the Resale or Redemption of CPS. Therefore, Mandatory Conversion may not occur when scheduled, or at all.

2.3.5 Ranking

If the Trust is wound up, Holders' claims rank for payment behind all creditors of the Trust. A Holder's only claim in a winding up of the Trust will be for the Liquidation Amount (being an amount equal to the Issue Price).

2.3.6 Macquarie's financial performance and conditions

The market price of CPS, and the Ordinary Shares in which they are expected to Convert, may be affected by Macquarie's financial performance and position. For specific risks associated with Macquarie see Section 5. Macquarie's financial performance and position may also affect the credit ratings associated with CPS, which may impact the market price and liquidity of CPS.

For more information on the particular risks associated with an investment in CPS and Macquarie – see Section 5.

2.4 REGULATORY AND TAX MATTERS

2.4.1 What is APRA?

APRA is the Australian Prudential Regulation Authority, which is the prudential regulator of the Australian financial services industry. It supervises banks, credit unions, building societies, general insurance and reinsurance companies, life insurance companies, friendly societies and most members of the superannuation industry. MGL is regulated by APRA because it is an Authorised NOHC of an ADI.

APRA's website at www.apra.gov.au includes further details of its functions and prudential standards and guidelines.

2.4.2 How are CPS treated by APRA for regulatory capital purposes?

CPS qualify as Eligible Hybrid Capital for the NOHC.

For more information about Macquarie's capital management – see Section 4.5.

For more information on the pro-forma financial effect of the issue of CPS on Macquarie's capital position – see Section 4.5.4

2.4.3 What are the tax consequences of investing in CPS?

The tax consequences for you of investing in CPS will depend on your individual circumstances. You should obtain your own tax advice before investing in CPS.

For a summary of the relevant tax consequences for Australian resident Holders – see Section 7.

2.5 DISTRIBUTIONS

2.5.1 What are Distributions?

Distributions on CPS are preferred, non-cumulative payments, based on a fixed rate until the Initial Mandatory Conversion Date and on a floating rate thereafter. For a Distribution to be paid, the Payment Tests must be satisfied – see Section 2.5.6.

Distributions are scheduled to be paid, until, and including, the Initial Mandatory Conversion Date, at the end of each semi-annual Distribution Period, and thereafter at the end of each quarterly Distribution Period, in each case at the Distribution Rate – see Section 2.5.4.

2.5.2 How will the semi-annual Distribution Rate be calculated?

The Distribution Rate for each semi-annual Distribution will be set on the Issue Date and will be calculated using the following formula:

Distribution Rate = (Market Rate + Margin)

where:

Market Rate is the 5 year swap rate on the Issue Date

Margin is 3.5000%

As an example, assuming the Market Rate on the Issue Date is the same as that on 27 May 2008 then the Distribution Rate will be calculated as follows:

Market Rate	7.5950% per annum
Plus: the Margin	+ 3.5000% per annum
Distribution Rate	11.0950% per annum

Note:

1 The calculation of the Distribution Rate will be rounded to four decimal places. The Market Rate on which this calculation is based, is for illustrative purposes only and does not indicate, guarantee or forecast the actual Distribution Rate. The actual Distribution Rate may be higher or lower than this.

The Distribution Rate will be set on the Issue Date and will be advised to investors by way of announcement to the ASX on or about the Issue Date.

2.5.3 How will the dollar amount of the semi-annual Distribution be calculated for Distribution Payment Dates?

The Distribution scheduled to be paid on each semi-annual Distribution Payment Date will be calculated using the following formula:

$$\text{Distribution} = \frac{\text{Distribution Rate} \times \text{A\$100} \times D}{365}$$

where:

D is the number of days in the Distribution Period as determined in accordance with clause 2.1 of the CPS Terms.

As an example, if the Distribution Rate was 11.0950% per annum then the Distribution on each CPS for an indicative Distribution Period of 182 days would be calculated as follows:

Distribution Rate	11.0950% per annum
Multiplied by $100.00	x $100.00
Multiplied by number of days in the Distribution Period	x 182[1]
Divided by the number of days in a year	÷ 365
Distribution	$5.5323[2]

Notes:

[1] Semi-annual Distribution Periods will generally be 181 to 184 days. However, the first Distribution Period is expected to be 177 days as it is expected to start on (and will include) the Issue Date, 8 July 2008.

[2] All calculations of Distributions will be rounded to the nearest four decimal places. For the purposes of making any Distribution Payment in respect of a Holder's total holding of CPS, any fraction of a cent will be disregarded. The Distribution Rate on which this calculation is based and the Distribution above are for illustrative purposes only and do not indicate, guarantee or forecast the actual Distribution. The actual Distribution may be higher or lower than this.

For the calculation of the Distribution – see clause 2.1 of the CPS Terms.

2.5.4 When will Distributions be paid?

Subject to the Payment Tests described in Section 2.5.6, Distributions are scheduled to be paid, until, and including, the Initial Mandatory Conversion Date, at the end of each semi-annual Distribution Period and, thereafter, at the end of each quarterly Distribution Period. The first Distribution Payment Date is scheduled to be 31 December 2008. The last Distribution Payment Date is the date on which CPS are Exchanged.

Distributions will be paid on the following dates in each year. If any of these days is not a Business Day, the Distribution Payment Date will be the next Business Day (without any adjustment to the amount of the Distribution in respect of the delay in payment).

Semi-annual Distribution Payment Dates (for Distributions up to and including the Initial Mandatory Conversion Date):

- 30 June
- 31 December

Quarterly Distribution Payment Dates (for Distributions after the Initial Mandatory Conversion Date):

- 31 March
- 30 June
- 30 September
- 31 December

2.5.5 How will your Distributions be paid?

Distributions will be paid in Australian dollars by cheque, direct credit, or such other means as authorised by the Issuer. The Issuer reserves the right to vary the way in which any Distribution is paid.

If your Application is successful and you are issued with CPS, when you are sent your Holding Statement, the Registry will provide you with a personalised direct credit form on which you can provide your Australian dollar financial institution account details if you wish to receive your Distributions by direct credit.

2.5.6 Will Distributions always be paid?

Distributions are discretionary and may not always be paid (for example if Macquarie LLC elects not to make a distribution on the LPS or if the Trust did not otherwise have sufficient Trust Income to pay the Distribution in full). In addition, for a Distribution to be paid, certain Payment Tests must be satisfied. These Payment Tests include that, unless APRA otherwise agrees:

- the amount of the Distribution does not exceed Distributable Profits; and
- the Distribution will not result in MGL not complying with APRA's capital adequacy guidelines then applicable to MGL.

If one or more of these conditions are not satisfied, a Distribution will not be paid. As Distributions are non-cumulative, Holders will have no recourse to payment from Macquarie and may not receive payment of the Distribution at any later time.

For more information on the major risks affecting when Distributions will not be paid and the level of profitability of Macquarie – see Sections 5.2.1 and 5.3.

For the actual Payment Tests – see clause 2.2 of the CPS Terms.

2.5.7 What are Distributable Profits?

Distributable Profits are an amount of profits from which Distributions can be paid. The calculation of Distributable Profits is as follows:

- the consolidated net profits after tax of the Macquarie Group which is attributable to the holders of the Ordinary Shares (determined before any interest, distributions or other distributions paid or payable by a member of the Macquarie Group on any instrument which constitutes Eligible Hybrid Capital for the NOHC) for the immediately preceding two half yearly financial periods for which results have been publicly announced by MGL; less
- the aggregate amount of any interest, distributions or other distributions paid or payable by a member of the Macquarie Group on any instrument which constitutes Eligible Hybrid Capital for the NOHC (but not including any interest, distributions or other distributions paid or payable to a member of the Macquarie Group by another member of the Macquarie Group) in the 12 month period up to and including the Distribution Payment Date (but excluding any Distribution payable on CPS on a Distribution Payment Date).

2.5.8 What happens if a Distribution is not paid?

Distributions on CPS are non-cumulative. Therefore if a Distribution or part of a Distribution is not paid on a Distribution Payment Date, Holders have no right to receive that Distribution at any later time and non-payment is not an event of default.

However, subject to certain exceptions (described in clause 2.8 of the CPS Terms), MGL has undertaken for the benefit of Holders that, if for any Distribution Period, Distributions are not paid in full by the Issuer within five Business Days of the relevant Distribution Payment Date, a Distribution Restriction will apply such that no member of the Macquarie Group will:

- pay any interest, dividends or other distributions or payments in respect of Equal Ranking Securities and Junior Securities; or
- (if permitted) effect any redemption, reduction, cancellation or repurchase of any Equal Ranking Securities and Junior Securities,

until, in the case of both of the above, the first to occur of:

- an Optional Distribution equal to the amount of any Distribution (or part thereof) missed during the preceding 12 months is paid by the Issuer in accordance with the CPS Terms;
- all Distributions scheduled to be paid in respect of CPS during the preceding 12 months have been paid in full by the Issuer in accordance with the CPS Terms; or
- all CPS have been Exchanged (other than by Resale) and in the case of Exchange for Preference Shares, without prejudice to any similar restriction in the terms of the Preference Shares issued.

Payment of an Optional Distribution is subject to APRA giving its prior written approval and the Payment Tests – see Sections 2.5.6 and 2.5.9.

For the full details on the Distribution Restriction and the circumstances in which it will not apply – see clauses 2.7 and 2.8 of the CPS Terms.

2.5.9 Can the Issuer make Optional Distribution payments?
The Issuer may, in its absolute discretion, determine that an Optional Distribution is payable on any date (and either alone or together with a distribution by MGL referred to below) until the amount of any Distribution (or part of a Distribution) not paid in the preceding 12 months is paid in full to remove the effects of a Distribution Restriction if any scheduled Distributions have not been paid. MGL may, in its absolute discretion elect to pay to Holders an amount equal (and either alone or together with an amount by the Issuer referred to above) to an Optional Distribution.

For the full description of Optional Distribution – see clause 2.3 of the CPS Terms.

2.6 MANDATORY CONVERSION AND EXCHANGE

2.6.1 What is Mandatory Conversion?
Mandatory Conversion is the process through which CPS Convert into a variable number of Ordinary Shares on the Mandatory Conversion Date provided the Mandatory Conversion Conditions are satisfied. If the Mandatory Conversion Conditions are not satisfied on that date, then the Mandatory Conversion Date will be the next Distribution Payment Date on which they are satisfied.

Where Mandatory Conversion occurs, you will receive a variable number of Ordinary Shares for each of your CPS equivalent to the Conversion Number but subject to the Maximum Conversion Number. Pursuant to the Implementation Deed, MGL has undertaken to the Issuer to issue Ordinary Shares if the Issuer elects, or is required to, Convert CPS in accordance with the CPS Terms - see Section 8.7.1.4.

Before Mandatory Conversion occurs and whether or not the Mandatory Conversion Conditions are satisfied on a relevant Mandatory Conversion Date, the Issuer may choose to arrange that all (but not some only) CPS on issue be acquired from Holders by one or more Nominated Purchasers for cash equal to $100 for each CPS. If the Issuer chooses to arrange Resale, it must notify Holders by issuing a Resale Notice no less than 21 Business Days before a possible Mandatory Conversion Date. In this circumstance, Holders would, subject to settlement of the Resale, receive $100 per CPS that was Resold rather than a variable number of Ordinary Shares issued under Mandatory Conversion.

For more information about Resale - see Section 2.8.

2.6.2 What are the possible outcomes on the Initial Mandatory Conversion Date?

The following diagram sets out the possible outcomes for Holders on the Initial Mandatory Conversion Date.



Initial Mandatory Conversion Date on 30 June 2013 (MCD)
Issuer has given Resale Notice to Resell all CPS and the Nominated Purchasers purchase CPS
No
Mandatory Conversion Conditions (MCC) satisfied
No
Issuer chooses to Redeem all CPS (prior written approval from APRA required)
No
MCC retested at each subsequent Distribution Payment Date. Distributions become payable quarterly based on a floating rate plus the Margin
Yes
Yes
Yes
Holders receive $100 per CPS
Holders receive a variable number of Ordinary Shares per CPS (such number being based on the average VWAP of Ordinary Shares during the 20 Business Days on which trading in Ordinary Shares took place immediately preceding the MCD)
Holders receive $100 per CPS

2.6.3 When is the Mandatory Conversion Date and what are the Mandatory Conversion Conditions?

The Mandatory Conversion Date will be 30 June 2013, provided the Mandatory Conversion Conditions are satisfied on that date.

If the Mandatory Conversion Conditions are not satisfied on 30 June 2013, then the next possible Mandatory Conversion Date will be the next Distribution Payment Date on which they are satisfied.

If the First Mandatory Conversion Condition is not satisfied in relation to a possible Mandatory Conversion Date, then the Issuer will notify the Holders between the 25th and the 21st Business Day prior to that date that Mandatory Conversion will not occur on that possible Mandatory Conversion Date. If either the Second Mandatory Conversion Condition or the Third Mandatory Conversion Condition is not satisfied in relation to a possible Mandatory Conversion Date, then the Issuer will notify the Holders as soon as practicable after that date that Mandatory Conversion did not occur on that date. In each circumstance, the Issuer may choose to Redeem all (but not some) of CPS (subject to APRA giving its prior written approval). If the Issuer makes this choice, Holders will receive $100 for each CPS that is Redeemed together with any Distribution that was scheduled to be paid on that possible Mandatory Conversion Date. If a notice is issued by the Issuer stating that a Mandatory Conversion Condition has not been satisfied, and CPS have not been Redeemed, the Distribution Payment Date that will occur in three months time will become the next possible Mandatory Conversion Date. The Mandatory Conversion Conditions will be tested again before that date.

For more information on the Mandatory Conversion Date – see clause 3.2 of the CPS Terms.

For more information on the Mandatory Conversion Conditions – see clause 3.3 of the CPS Terms.

For more information on when Redemption will occur if chosen by the Issuer and approved in writing by APRA – see clause 3.5 of the CPS Terms.

2.6.4 How do the Mandatory Conversion Conditions operate?

As an example, assuming the Issue Date VWAP was $60.00, then the following tables set out the calculations that the Issuer would perform to determine if Mandatory Conversion was to occur on the Initial Mandatory Conversion Date – 30 June 2013. These examples assume that:

- there are no changes to the VWAP or Maximum Conversion Number arising from transactions affecting the capital of MGL – see clause 6 of the CPS Terms; and
- the Issuer has not chosen to arrange Resale – see Section 2.8.4.

Assumptions

25th Business Day on which trading in Ordinary Shares took place immediately preceding, but not including, the possible Mandatory Conversion Date	24 May 2013
20th Business Day on which trading in Ordinary Shares took place immediately preceding, but not including, the possible Mandatory Conversion Date	31 May 2013
Possible Mandatory Conversion Date	30 June 2013
20 Business Day period preceding (but not including) the possible Mandatory Conversion Date	31 May 2013 – 28 June 2013
Ordinary Share Issue Date VWAP (which should be known on 8 July 2008)	$60.00
55.55% of Ordinary Share Issue Date VWAP = 55.55% of $60	$33.3300
50.51% of Ordinary Share Issue Date VWAP = 50.51% of $60	$30.3060

Note:

The Business Days set out in the example above and below are indicative only as there may be changes to the definition of Business Days by ASX from time-to-time up to 30 June 2013 which may affect these dates.

These examples also assume that there is in fact trading in Ordinary Shares taking place during the relevant period.

To satisfy the First Mandatory Conversion Condition, the Issuer would calculate the VWAP for 24 May 2013.

If the VWAP of Ordinary Shares for 24 May 2013 is greater than 55.55% of the Ordinary Share Issue Date VWAP (being $33.3300) then the First Mandatory Conversion Condition would be satisfied.

As a result the Mandatory Conversion process would progress to the Second Mandatory Conversion Condition.

However, if the VWAP is less than or equal to $33.3300 on that date then Mandatory Conversion would not occur and, subject to the Issuer choosing to Redeem or Resell CPS, the Issuer would issue a notice between 24 May 2013 and 30 May 2013 to ASX. This notice would inform all Holders that Mandatory Conversion will not occur and that the possible Mandatory Conversion Date would be moved to the next Distribution Payment Date and the Mandatory Conversion Conditions would be tested again in the lead up to that date.

To satisfy the Second Mandatory Conversion Condition, the Issuer would calculate the VWAP during the period of the 20 Business Days on which trading in Ordinary Shares took place ending on (but excluding) 30 June 2013.

If the VWAP of Ordinary Shares for the period referred to above is greater than 50.51% of the Ordinary Share Issue Date VWAP (being $30.3060) then the Second Mandatory Conversion Condition would be satisfied. As a result the Mandatory Conversion process would progress to the Third Mandatory Conversion Condition.

However if the VWAP over that period was less than or equal to $30.3060 on that date then Mandatory Conversion would not occur and, subject to the Issuer choosing to Redeem or Resell CPS, the Issuer would issue a notice as soon as is practicable after that date to ASX. This notice would inform all Holders that Mandatory Conversion will not occur and that the possible Mandatory Conversion Date would be moved to the next Distribution Payment Date and the Mandatory Conversion Conditions would be tested again in the lead up to that date.

To satisfy the Third Mandatory Conversion Condition on 30 June 2013, Ordinary Shares must be quoted or admitted to trading on ASX and trading of Ordinary Shares on ASX must not have been suspended for a period of at least 5 consecutive Business Days prior to that date and including that date.

The Issuer will issue an announcement to ASX detailing the amounts which represent 50.51% and 55.55% of the Ordinary Share Issue Date VWAP respectively.

The range for the Ordinary Share price over the last five years is set out in the chart below. Over this period, the Ordinary Share price has risen by 99%. The Ordinary Share price is subject to fluctuations (both up and down) and the information provided about the Ordinary Share price is not a forecast of future price movements.

Ordinary Share price

Macquarie Group Daily Closing Share Price*



$
120
100
80
60
40
20
0
May 2003
May 2004
May 2005
May 2006
May 2007
May 2008

*Data for the period from 27 May 2003 to 27 May 2008.

For more information on Mandatory Conversion – see clause 3 of the CPS Terms.

For more information on what happens if the Mandatory Conversion Conditions are not satisfied – see Section 2.6.3.

2.6.5 When can the Issuer require Exchange?

The Issuer may choose to Exchange all (but not some only) CPS on issue by giving an Exchange Notice to Holders after a RE Removal Event, a Trust Winding Up (Holder Resolution) Event, a Tax Event or a Regulatory Event.

The Exchange Notice must be given no later than six months after the applicable event.

If an Acquisition Event occurs, the Issuer must notify the Holders as soon as practicable after becoming aware of that event and must, subject to the prior written approval of APRA, Redeem or Convert all (but not some only) of CPS by giving an Acquisition Exchange Notice to Holders.

For more information on Exchange – see clauses 4 and 5 of the CPS Terms.

2.6.6 If there is a RE Removal Event, Trust Winding Up (Holder Resolution) Event, Tax Event, Regulatory Event or Acquisition Event, what is the method of Exchange?

In the case of a RE Removal Event, Trust Winding Up (Holder Resolution) Event, Tax Event or Regulatory Event, then on Exchange the Issuer can choose any (or a combination) of the following:

- subject to APRA giving its prior written approval:
  - Convert each CPS into Ordinary Shares; or
  - Redeem CPS;
- arrange that all (but not some only) CPS on issue be Resold from Holders to one or more Nominated Purchasers; or
- Exchange CPS for Preference Shares.

In these circumstances, Holders will receive cash (in the case of Redemption or Resale) or Ordinary Shares (in the case of Conversion) having a value (based on the Ordinary Share Issue Price) equivalent to the aggregate of:

- $100; and
- in some cases prior to 30 June 2013, a Make-Whole Amount as more fully described in Section 8.7.4.

This will ensure that Holders receive value for their commitment to a fixed rate return until the Mandatory Conversion Date in the event that interest rates decline and they would not be able to re-invest in securities referenced to the market interest rate at the time of initial investment.

The Issuer will issue an Exchange Notice to Holders in which it will specify the mechanism of Exchange. The Issuer must not choose Conversion as the mechanism of Exchange if the VWAP on the second Business Day before the proposed date of dispatch of the Exchange Notice is less than 55.55% of the Issue Date VWAP or if a Delisting Event subsists.

If an Acquisition Event occurs, the Issuer must, subject to APRA giving its prior written approval, Exchange CPS for Ordinary Shares having a value (based on the Ordinary Share Issue Price) equivalent to the aggregate of:

- $100; and
- prior to 30 June 2013, a Make-Whole Amount as more fully described in Section 8.7.4.

The Issuer will issue an Acquisition Exchange Notice to Holders in which it will specify the mechanism of Exchange. The Issuer must not choose Conversion as the mechanism of Exchange if the VWAP on the second Business Day before the proposed date of dispatch of the Exchange Notice is less than 55.55% of the Issue Date VWAP or if a Delisting Event subsists.

Subject to the Payment Tests, on Exchange (other than Exchange for Preference Shares) Holders also receive a payment of a Distribution calculated to have accrued to the Exchange Date.

2.6.7 What is a RE Removal Event?

A RE Removal Event occurs when Holders pass a resolution, in accordance with the requirements of section 601FM of the Corporations Act, to remove the Issuer as the Responsible Entity of the Trust and the replacement Responsible Entity is not a member of the Macquarie Group or a person approved by MGL to act as Responsible Entity of the Trust.

2.6.8 What is a Trust Winding Up (Holder Resolution) Event?

A Trust Winding Up (Holder Resolution) Event occurs when a meeting is called to consider a resolution directing the Issuer to wind up the Trust.

2.6.9 What is a Tax Event?

Broadly, a Tax Event occurs when MGL receives professional advice that (as a result of certain factors, including a change in Australian tax law, an administrative pronouncement or judicial ruling, or a decision is made as a result of an audit of the Macquarie Group or a decision is made in relation to any other taxpayer that has raised capital through the issuance of securities substantially similar to CPS or an Eligible Asset on or after the Issue Date) there is a more than insubstantial risk that:

- there is a requirement to gross-up Distributions, interest payments or distributions on CPS or any Eligible Asset;
- a payment in connection with CPS or any Eligible Asset would be a frankable distribution for Australian income tax purposes;
- income of Macquarie LLC or the Issuer would be subject to United States federal income tax or Australian income tax;
- one or more members of the Macquarie Group would be exposed to more than a de minimis amount of other taxes, assessments or other governmental charges in connection with CPS or any Eligible Asset; or
- taxes, duties or government charges would be imposed on the Issuer in connection with CPS.

For the full definition of a Tax Event – see clause 19.2 of the CPS Terms.

2.6.10 What is a Regulatory Event?
Broadly, a Regulatory Event occurs when MGL receives advice from a reputable legal counsel that, as a result of a change of law or regulation on or after the Issue Date, additional requirements would be imposed on MGL which the Directors determine to be unacceptable or the Directors determine that MGL is not, or will not be, entitled to treat all CPS as Eligible Capital to support the NOHC Capital requirements.

For the full definition of a Regulatory Event – see clause 19.2 of the CPS Terms.

2.6.11 What is an Acquisition Event?
An Acquisition Event occurs when:

- a takeover bid is made to acquire all or some Ordinary Shares, the Offer is or becomes unconditional and the bidder has a relevant interest in more than 50% of the Ordinary Shares; or
- a scheme of arrangement, which, when implemented, would result in a person having a relevant interest in more than 50% of Ordinary Shares,

other than as part of a solvent reorganisation where the identity of the relevant persons before and after the event are, or will be, substantially the same and certain other conditions are satisfied (including as to certain protections for Holders regarding the benefit of the Implementation Deed and Deed of Undertaking).

Where the Issuer has been unable to Redeem or Convert CPS subsequent to the occurrence of an Acquisition Event (e.g. due to APRA withholding its written approval or due to the Mandatory Conversion Conditions not being met), then CPS will remain outstanding.

The Issuer will then reattempt to Redeem or Convert on the next Distribution Payment Date, again subject to APRA's prior written approval.

For the full definition of an Acquisition Event – see clause 19.2 of the CPS Terms.

2.6.12 Can a Holder request Exchange?
No. Holders have no right to request Exchange.

2.6.13 When will you receive your Ordinary Shares or cash on Exchange?
The day on which you will receive your Ordinary Shares or cash on Exchange will be called the Exchange Date. Any Exchange Notice or Acquisition Exchange Notice issued by the Issuer must specify the Exchange Date.

For more information on when the Exchange Date will be determined – see clauses 4.2(b) and 5.3(b) of the CPS Terms.

2.7 CONVERSION NUMBER UPON CONVERSION

2.7.1 How many Ordinary Shares will Holders receive on Conversion?
Conversion into Ordinary Shares will occur in two circumstances providing all Mandatory Conversion Conditions are satisfied:

- on Mandatory Conversion – on a Mandatory Conversion Date, the first of which is 30 June 2013; or
- if the Issuer chooses Conversion into Ordinary Shares as the mechanism of Exchange after a RE Removal Event, a Trust Winding Up (Holder Resolution) Event, a Tax Event, a Regulatory Event or an Acquisition Event – on the applicable Exchange Date.

If the Issuer chooses to Resell all CPS (but not some only) on either of these dates then Ordinary Shares will not be issued to Holders. Instead, Holders will receive cash equal to the aggregate of $100 and, in some cases prior to 30 June 2013, a Make-Whole Amount, for each of their CPS that is Resold to the Nominated Purchasers – see Section 2.8.3.

The number of Ordinary Shares you will receive for each CPS on Conversion will be the Conversion Number. The Conversion Number will be calculated by reference to the aggregate of the Issue Price ($100) and, in some cases prior to 30 June 2013, a Make-Whole Amount, and the VWAP during the 20 Business Days on which trading in Ordinary Shares took place immediately before the Mandatory Conversion Date or the Exchange Date (as applicable).

For more information on the Maximum Conversion Number – see Section 2.7.2

For more information on the Make-Whole Amount – see Section 8.7.4

The Conversion Number will be calculated on the Business Day before the Mandatory Conversion Date or Exchange Date (as applicable) using the following formula:

$$\text{Conversion Number} = \frac{\text{Issue Price}}{\text{Ordinary Share Issue Price}}$$

where:

Issue Price is $100 per CPS;

Ordinary Share Issue Price is 99% of VWAP;

VWAP (expressed as dollars and cents) means the VWAP during the period of 20 Business Days on which trading in the Ordinary Shares took place immediately preceding, but not including, the Mandatory Conversion Date or the Exchange Date (as applicable).

Following on from the example in Section 2.6.4, assuming the VWAP calculated over the 20 Business Day period ending on (but not including) the Mandatory Conversion Date or the Exchange Date was $50.00.

Issue Price (per CPS)	$100.00
Divided by:	
Ordinary Share Issue Price being: VWAP Multiplied by 99%	 $50.00 x (0.99)
99% of VWAP	÷ $49.50
Conversion Number per CPS	2.0202[1]

Note:
[1] The Conversion Number will be rounded to the nearest four decimal places. For the purposes of issuing Ordinary Shares on Conversion in respect of a Holder's total holding of CPS, any fraction of an Ordinary Share will be disregarded.

In this example, the Conversion Number of 2.0202 is less than the Maximum Conversion Number of 3.3333 (as calculated in the following example) and as a result the value of Ordinary Shares received per CPS would be $101.01 = $50.00 x 2.0202.

The VWAP of Ordinary Shares during the 20 Business Days on which trading in the Ordinary Shares took place before Conversion that is used to calculate the number of Ordinary Shares Holders receive on Conversion of CPS may differ from the Ordinary Share price on or after Conversion. This means that the value of Ordinary Shares received on Conversion of each CPS into Ordinary Shares may be worth more or less than $101.01 when they are issued.

The Issuer will be unable to choose Conversion if the VWAP on the second Business Day before the proposed date of dispatch of the Exchange Notice or Acquisition Exchange Notice is less than 55.55% of the Ordinary Share Issue Price or if a Delisting Event subsists on such date.

All of the Ordinary Shares issued on Conversion will rank equally in all respects with Ordinary Shares then on issue.

For the Conversion Number formula – see clause 6.1(a) of the CPS Terms.

2.7.2 What is the Maximum Conversion Number?

The Maximum Conversion Number will be calculated on the Issue Date using the following formula:

$$\text{Maximum Conversion Number} = \frac{\text{Issue Price}}{\text{Ordinary Share Issue Date VWAP} \times 50\%}$$

where:

Issue Price is $100 per CPS; and

Ordinary Share Issue Date VWAP (expressed as dollars and cents) means the VWAP during the period of 20 Business Days on which trading in the Ordinary Shares took place immediately preceding, but not including, the Issue Date subject to certain adjustments. The Issue Date is expected to be 8 July 2008.

For example, if the Ordinary Share Issue Date VWAP is $60, then the Maximum Conversion Number will be 3.3333 Ordinary Shares.

Issue Price (per CPS)		$100.00
Divided by 50% of the Ordinary Share Issue Date VWAP Price (50% of $60.00)	÷	$30.00
Maximum Conversion Number per CPS[1]		3.3333

Notes:

[1] The Maximum Conversion Number will be rounded to four decimal places. For the purposes of issuing Ordinary Shares on Exchange in respect of a Holder's total holding of CPS, any fraction of an Ordinary Share will be disregarded.

For more information on the Maximum Conversion Number – see clause 6.1 and the definition of Maximum Conversion Number in clause 19.2 of the CPS Terms.

The Maximum Conversion Number may be adjusted to reflect transactions affecting the capital of MGL (including capital reconstructions, buy backs, returns of capital, bonus and rights issues and other circumstances at the sole discretion of the Directors).

For details of the adjustments that apply to the Maximum Conversion Number – see clauses 6.5 to 6.10 of the CPS Terms.

2.7.3 What is the Ordinary Share Issue Date VWAP?

The Ordinary Share Issue Date VWAP (expressed as dollars and cents) is the VWAP during the period of 20 Business Days on which trading in the Ordinary Shares took place immediately preceding, but not including, the Issue Date subject to certain adjustments set out in clauses 6.5 to 6.10 of the CPS Terms.

The VWAP of Ordinary Shares during the 20 Business Days before Mandatory Conversion that is used to calculate the number of Ordinary Shares you receive on Mandatory Conversion of CPS may differ from the Ordinary Share price on or after Mandatory Conversion. This means that the value of Ordinary Shares received on Mandatory Conversion of each CPS into Ordinary Shares may be worth more or less than $101.01 when they are issued.

For details of how many Ordinary Shares you will receive on Mandatory Conversion – see Section 2.7.1.

2.8 RESALE

2.8.1 What is a Resale?

Before Conversion occurs, the Issuer may choose to arrange that all (but not some only) CPS on issue be acquired from Holders by one or more Nominated Purchasers for cash equal to $100 for each CPS on the Mandatory Conversion Date or Exchange Date. If the Issuer chooses to arrange Resale, it must notify Holders by issuing a Resale Notice. In this circumstance Holders will receive $100 per CPS that is Resold rather than Ordinary Shares. If Resale occurs prior to 30 June 2013, in some cases, Holders may also receive a Make-Whole Amount.

For more information about Resale – see clauses 3.7, 3.8, 3.9 and 8 of the CPS Terms.

For more information on the Make-Whole Amount – see Section 8.7.4.

2.8.2 Can a Holder request Resale?

No. Holders have no right to request Resale.

2.8.3 When can the Issuer choose to Resell?

The Issuer may choose to arrange a Resale of all (but not some only) CPS on issue from Holders to one or more Nominated Purchasers on a possible Mandatory Conversion Date or an Exchange Date.

If the Issuer chooses to arrange Resale to occur on a possible Mandatory Conversion Date, it must issue a Resale Notice to Holders no less than 21 Business Days before a possible Mandatory Conversion Date.

If following the occurrence of a RE Removal Event, a Trust Winding Up (Holder Resolution) Event, a Tax Event or a Regulatory Event, the Issuer chooses to arrange Resale, it must issue a Resale Notice to Holders.

For more information about Resale Notices – see clause 3.7, 4.2 and 4.3(c) of the CPS Terms.

2.8.4 How does the Resale work?
If the Issuer issues a Resale Notice:

— each Holder is taken irrevocably to offer to sell all CPS to Nominated Purchasers on the relevant Mandatory Conversion Date or Exchange Date for cash equal to $100 for each CPS; and
— on the relevant Mandatory Conversion Date or Exchange Date, subject to payment by the Nominated Purchaser of the $100 to Holders, all right, title and interest in CPS will be transferred to the Nominated Purchaser.

The Nominated Purchaser must have a long term credit rating from one of Standard & Poor's, Moody's or Fitch Ratings equal to or higher than the rating assigned to CPS. The Nominated Purchaser may not be a member of the Macquarie Group unless otherwise approved by APRA.

If the Nominated Purchaser fails to complete its obligations, the Resale will not proceed and any scheduled Conversion into Ordinary Shares under Mandatory Conversion or Exchange will not proceed. In these circumstances Conversion into Ordinary Shares will occur on the next Distribution Payment Date on which the Mandatory Conversion Conditions are satisfied.

For more information about Nominated Purchaser – see clauses 8.3 and 19.2 of the CPS Terms.

2.8.5 If CPS are Resold, what will Holders receive?
The consideration paid to each Holder for all their CPS that are acquired by the Nominated Purchaser on Resale will be $100 for each CPS.

2.9 RANKING AND PREFERENCE SHARE EXCHANGE

2.9.1 Where do CPS rank in a winding up of MGL?
If a MGL Winding Up Event occurs a Preference Share Exchange will occur. Preference Shares rank in priority to Ordinary Shares and behind creditors in a winding up of MGL.

2.9.2 What is a Preference Share Exchange?
A Preference Share Exchange will occur when one of the following events occurs:

— a MGL Breach of Undertakings Event;
— a MGL Winding Up Event;
— an APRA Capital Event; or
— the Issuer has chosen to Exchange CPS for Preference Shares pursuant to clause 4.2 of the CPS Terms.

The Issuer must give Holders a Preference Share Exchange Notice as soon as practicable following one of these events (but in any event no later than 5.00pm on the second Business Day after the relevant event) and the Preference Share Exchange Date will fall either:

(i) three Business Days after an APRA Capital Event or Macquarie Group Breach of Undertakings Event;
(ii) immediately prior to the MGL Winding Up Event; or
(iii) the date specified as the Exchange Date in the relevant Exchange Notice in the case of an Exchange of CPS for Preference Shares.

2.9.3 What is a Preference Share?
A Preference Share is a non-cumulative, perpetual preference share in the capital of MGL which gives the Holder:

— a right to distributions payable out of the profits of MGL, at the discretion of the Directors, and otherwise equivalent to the Distribution right which would have been scheduled to be payable on CPS had the event triggering the Preference Share Exchange not occurred;
— a right to a return of capital in a winding up of MGL in an amount equal to the $100 Issue Price and any dividend determined to be paid on the Preference Share but unpaid at that date, out of the surplus, if any, available to shareholders in priority to holders of Ordinary Shares;
— no further or other right to participate in the assets of MGL or a return of capital in the winding up; and
— limited voting rights as permitted by ASX Listing Rules.

If as a result of failing to perform or observe these obligations, a MGL Breach of Undertaking Event occurs (as described in Section 2.9.4) then Preference Shares must be issued.

Further, Preference Shares are mandatorily convertible into Ordinary Shares on terms and conditions substantially equivalent to the terms and conditions on which CPS convert into Ordinary Shares and otherwise on terms determined by MGL as reasonably equivalent to CPS.

2.9.4 What is a MGL Breach of Undertakings Event?

A MGL Breach of Undertakings Event means that the Issuer gives a Breach Notice to MGL, in accordance with the Implementation Deed, or Holders of 10% of CPS by value gives a Breach Notice to Macquarie Group in accordance with the Deed of Undertaking and, if the breach is remediable, that breach has not been remedied to the satisfaction of the Issuer within three Business Days.

2.9.5 What is a MGL Winding Up Event?

A MGL Winding Up Event means that an order has been made by a court of competent jurisdiction for the winding up of MGL or Macquarie LLC and 30 days have elapsed without that order having been successfully appealed, stayed or revoked or a resolution is passed by the members of MGL or Macquarie LLC for the winding up of MGL or Macquarie LLC (in each case as the case may be) or the Trust is wound up other than as a result of a Trust Winding Up (Holder Resolution) Event and in all cases subject to an exception for Holder approved consolidations, amalgamations, mergers or reconstructions.

2.9.6 What is an APRA Capital Event?

An APRA Capital Event means, unless APRA determines otherwise:

- APRA issues a written directive to MGL under section 11CA of the Banking Act for MGL to increase its capital;
- proceedings are commenced for the winding up of MGL (other than a solvent reconstruction approved by APRA); or
- the consolidated retained earnings of the Macquarie Group have become negative.

2.10 OTHER QUESTIONS

2.10.1 Do CPS have any participation rights?

CPS do not carry a right to participate in new issues of securities or capital reconstructions of MGL.

2.10.2 Does MGL have any equal ranking securities?

MGL does not have any equal ranking securities. Macquarie Bank Limited, which has separate and distinct funding, capital and liquidity arrangements from MGL, currently has Macquarie Income Securities ("MIS") and Macquarie Income Preferred Securities ("MIPS") on issue. These securities are issued by Macquarie Bank Limited or members of the Macquarie Bank Group and are structurally senior to dividend payments to MGL (as the ultimate shareholder of the Macquarie Bank Group) and CPS (as the MIS and MIPS relate to claims on the Macquarie Bank Group). This structural feature is reflected in the higher credit ratings of 'BBB+' assigned by Standard & Poor's and 'A3' assigned by Moody's to the MIS and MIPS when compared to the Issue Credit Ratings of 'BBB' assigned by Standard & Poor's and 'Baa1' assigned by Moody's to CPS. Because the MIS and MIPS are securities issued by the Macquarie Bank Group they are not subject to the Distribution Restriction.

2.10.3 Does MGL guarantee CPS?

CPS are not guaranteed by MGL. MGL and the Issuer have entered into an Implementation Deed pursuant to which MGL undertakes to issue Ordinary Shares or Preference Shares if required to do so under the CPS Terms. MGL has also provided the Deed of Undertaking in favour of Holders in which it undertakes to comply with the Distribution Restriction. If MGL fails to perform or observe these obligations, an MGL Breach of Undertaking Event will occur which leads to MGL issuing to Preference Shares(s) in exchange for each CPS.

2.10.4 Can MGL direct the Issuer to act?

MGL can, following a RE Removal Event, a Trust Winding Up (Holder Resolution) Event, a Tax Event or a Regulatory Event under the LPS, issue a "Trigger Notice" to the Issuer requiring the Exchange. On receipt of such a notice, the Issuer must issue a notice to the Holders in corresponding terms.

In addition, MGL or Macquarie LLC may give directions to the Issuer and, subject to the duties of the Issuer and to the extent permitted by law, the Issuer must act in accordance with those directions – see clauses 10.04 and 17.5 of the CPS Terms.

2.10.5 Do Holders have voting rights?

Holders do not have voting rights in MGL – see clause 11 of the CPS Terms.

2.10.6 How can you find out more information about the Offer?

If, after reading this Product Disclosure Statement, you have any questions, please consult your Financial adviser or other professional adviser.



Section 3

How to apply



❸ How to apply

3.1 WHO MAY APPLY

You may apply for CPS if you are:

- an Australian resident who is an existing Ordinary Shareholder ("Eligible Shareholder") – through the Shareholder Priority Offer;
- an Australian resident retail investor – through the General Offer;
- an Australian or New Zealand resident retail client of a Syndicate Broker – through the Broker Firm Offer; or
- an institution in Australia and other selected jurisdictions through the Institutional Offer via the Joint Lead Managers.

No action has been, or will be, taken to register or qualify CPS or otherwise permit a public offering of CPS in any jurisdiction outside Australia other than to allow New Zealand residents to apply under the Broker Firm Offer pursuant to the NZ Investment Statement. CPS may be offered in a jurisdiction outside Australia where such an offer is made in accordance with the laws in that jurisdiction.

CPS have not been, and will not be, registered under the United States Securities Act of 1933 ("Securities Act") and may not be offered or sold in the United States or to, or for the account or benefit of, a US Person (as defined in Regulation S under the Securities Act), except in a transaction exempt from the registration requirements of the Securities Act and applicable United States state securities laws.

The Offer constituted by this Product Disclosure Statement in electronic form is available only to persons receiving this Product Disclosure Statement in electronic form in Australia.

3.2 How to apply
To apply for CPS, you must complete an Application Form during the Offer Period, which will begin at 9.00am (AEST) on 5 June 2008. The General Offer and the Shareholder Priority Offer are expected to close at 5.00pm (AEST) on 26 June 2008 and the Broker Firm Offer is expected to close at 5.00pm 3 July 2008.

Australian residents apply under this Product Disclosure Statement and New Zealand residents apply under the NZ Investment Statement.

Application Forms will not be available until after the Offer opens on 5 June 2008.

Application Forms and the instructions for completing and returning your Application Form vary depending on whether you are making an Application:

- as an Eligible Shareholder (see Section 3.4); or
- as a member of the general public (see Section 3.5); or
- through a Syndicate Broker for a Broker Firm Allocation ("Broker Firm Applicant") (see Section 3.6).

You should follow the instructions in this Section and on the Application Form carefully as your Application may be rejected if you complete it incorrectly.

Persons who receive the electronic version of the Product Disclosure Statement should ensure that they download and read the Product Disclosure Statement in its entirety prior to completing an Application Form.

3.3 When to apply
Applications must be received by the Registry no later than 5.00pm (AEST) on the relevant Closing Date. (See Section 3.7 for where to send your Application Form). Applicants who have received a Broker Firm Allocation should not return their Application to the Registry but instead return it to their Syndicate Broker in accordance with the Syndicate Broker's instructions and Section 3.6.

The Issuer may close the Offer early, extend the Closing Dates or withdraw the Offer without notice. Accordingly, Applicants are encouraged to submit their Application Form and Application Monies as soon as possible after the Opening Date. If the Closing Dates are varied, subsequent dates may also be varied accordingly.

3.4 Applying as an Eligible Shareholder
If you are an Eligible Shareholder and wish to apply for CPS, you should complete the Application Form accompanying the Product Disclosure Statement or available at www.macquarie.com.au from 5 June 2008. You must tick the relevant box on the Application Form to indicate you are an Eligible Shareholder. Alternatively, you may register your details to receive a paper personalised Application Form online at www.macquarie.com.au or by calling the Macquarie CPS Information Line on 1300 726 836 (if in Australia) or +61 3 9415 4336 (if outside Australia).

If there is excess demand, Eligible Shareholders will receive preferential allocations over other Applicants who have applied under the General Offer.

3.5 Applying as a member of the general public
If you are a member of the general public and you wish to apply for CPS, you should complete the Application Form accompanying the Product Disclosure Statement or available from the Macquarie website at www.macquarie.com.au from 5 June 2008.

3.6 Applying as a Broker Firm Applicant
If you are a Broker Firm Applicant, you should contact your Syndicate Broker for information about how to submit an Application Form and payment instructions. Your Syndicate Broker will be your agent. The process of applying for CPS for Broker Firm Applicants differs in two important respects from the process described for Applicants applying as Eligible Shareholders or the general public:

- the Application Monies must be made payable to the Syndicate Broker (not to 'Macquarie CPS Offer'); and
- the completed Application Form and Application Monies must be delivered to the Syndicate Broker directly in accordance with their instructions (not to the Registry).

These differences and any other requirements can be explained to Broker Firm Applicants in further detail by their Syndicate Broker.

If you are a New Zealand resident and have received an allocation from a Retail Broker, you should refer to the NZ Investment Statement for details on how to apply.

3.7 Where to send your completed Application Forms
If you are not applying online, and are applying as an Eligible Shareholder or as a member of the general public, your completed Application Form and Application Monies should be returned to:

For: Standard Application Forms
Computershare Investor Services Pty Limited
GPO Box 52
Melbourne VIC 8060

or

For: Personalised priority Application Forms
Computershare Investor Services Pty Limited
GPO Box 505
Melbourne VIC 8060

so that it is received by no later than 5.00pm (AEST) on 26 June 2008. Application Forms and Application Monies from Applicants applying either under the General Offer or the Shareholder Priority Offer will not be accepted at any other address (including Macquarie's registered office or any other Macquarie office) or by any other means.

If you are applying online, go to www.macquarie.com.au and complete an online Application Form. You must pay for CPS by BPay®, see Section 3.9.

Broker Firm Applicants should return completed Application Forms and Application Monies directly to their Syndicate Broker.

3.8 Payment
Application Forms, duly completed, must be accompanied by a cheque(s) or a money order in Australian dollars drawn on an Australian branch of a financial institution. Cheques should be crossed 'not negotiable' and made payable to 'Macquarie CPS Offer'. Clients of brokers with firm allocations should refer to their Syndicate Broker for settlement instructions. No interest will be paid on funds received.

3.9 Online Payment by BPay®
Applicants that apply online must pay by BPay® and should follow the instructions set out on the online Application Form. If you are an Eligible Shareholder and have received a personalised Application Form you may pay by BPay® and you do not need to complete or return the personalised Application Form. Simply use the biller code and customer reference number provided on your personalised Application Form and follow the BPay® instructions on your personalised Application Form. By completing a BPay® payment, you acknowledge you are applying pursuant to the personalised Application Form. It is very important that you enter the Biller Code and Customer Reference Number ("CRN") correctly. Please note that you should contact your bank, credit union or any building society to make a payment and confirm timing of payments made by BPay®. It is the responsibility of the Applicant to ensure payments are received by the relevant Closing Date. Your bank, credit union or building society may impose a limit on the amount which you can transact on BPay® that may vary between bank, credit union or building society. For more information please see: www.bpay.com.au.

3.10 Minimum Applications
The minimum Application under the Offer is 20 CPS at $100 each ($2,000). Applications for more than 20 CPS must be in multiples of 10 CPS ($1,000). There is no maximum number of CPS that may be applied for under the Offer. Please see Section 3.17 regarding allocation (you may receive fewer CPS than you applied for).

3.11 Acceptance of Applications
The Issuer may, at its discretion, reject any Application, including where the Application Form is not properly completed or where a remittance submitted with an Application is dishonoured.

The Issuer may, at its discretion, accept any Application in part only and allocate to the relevant Applicant fewer CPS than applied for. This may include scaling back to below the stated minimum Application of 20 CPS.

3.12 Refunds
Until CPS are allotted, the Issuer will hold the Application Monies on trust for Applicants.

If you are not allocated any CPS or you are allocated fewer CPS than the number you applied for, you will receive a refund cheque as soon as practicable after the conclusion of the Offer for the amount of your Application Monies that was not used to pay for CPS. No interest will be payable on Application Monies. In addition, if the Offer does not proceed for any reason at all, Applicants will have their Application Monies refunded to them (without interest) as soon as practicable. Any interest earned will become an asset of the Issuer.

3.13 Brokerage, stamp duty and tax file number
No brokerage or stamp duty is payable by Applicants in relation to the Application for CPS.

You do not have to provide your Tax File Number ("TFN") or Australian Business Number ("ABN"). If you do not do so, your Application will not be affected. However, the Issuer may be required to withhold Australian tax at the maximum marginal tax rate (currently 46.5% including the Medicare levy) on the amount of any Distribution in respect of your CPS, if you do not provide one of your:

- TFN;
- TFN exemption details (if applicable); or
- ABN (if CPS are held in the course of an enterprise you carry on).

The Registry will also provide you with a form on which to provide the above details when Holding Statements are mailed.

3.14 Withdrawal and early close of the Offer
The Issuer may close the Offer early or withdraw the Offer without notice. You are encouraged to submit your Application Forms and Application Monies as soon as possible after the Opening Date. If the Closing Dates are varied, subsequent dates may also be varied accordingly.

3.15 CHESS, trading and provision of Holding Statements
The Issuer will apply for CHESS approval of CPS. No certificates will be issued for CPS. Each Holder will be provided with a Holding Statement which is a statement of holding which sets out the number of CPS held on register.

Holding Statements for CPS issued pursuant to this Product Disclosure Statement are expected to be despatched by 11 July 2008. Upon admission to CHESS, CPS must be held on either the CHESS subregister under sponsorship of a broker or on the issuer-sponsored subregister. These two subregisters will make up the register.

It is expected that CPS will commence trading on the ASX on a deferred settlement basis on 8 July 2008. Trading is expected to commence on a normal settlement basis on 11 July.

Deferred settlement will occur as a consequence of trading which takes place before entries are made by the Registry in respect of holdings of CPS and before Holding Statements are despatched to Holders. It is the responsibility of each Applicant to confirm their allocation of CPS before trading in CPS. Any person who sells CPS before receiving confirmation of their allocation in the form of their Holding Statement will do so at their own risk. The Issuer, Registry, Macquarie and the Joint Lead Managers disclaim all liability, in negligence or otherwise, to any person who trades CPS before receiving their Holding Statement, whether on the basis of a confirmation of allocation provided by any of them, the Macquarie CPS Information Line or otherwise.

3.16 Allotment
The Issuer intends to issue up to 6 million CPS at an Issue Price of $100 each, to raise up to $600 million.

Allotment will not commence until all proceeds from accepted Applications have been received by the Issuer and ASX has granted permission for CPS to be quoted on ASX. The Issuer expects that CPS will be allotted to successful Applicants on 8 July 2008. The Issuer may change the Closing Dates and the Issue Date or may withdraw the Offer at any time before Allotment.

There is no minimum amount to be raised under this offer.

The Issuer reserves the right to issue less than $600 million of CPS.

3.17 Allocation Policy
The allocation policy for Institutional Investors and Syndicate Brokers was determined during the Bookbuild.

The allocation policy for Eligible Shareholders and members of the general public will be determined after the General and Shareholder Priority Offer Closing Date when all Applications have been received.

The Issuer reserves the right in the event of excess demand to allocate under the Shareholder Priority Offer and the General Offer fewer CPS than Eligible Shareholders and members of the general public have applied for – possibly fewer than the minimum Application of 20 CPS or even no CPS. No assurance is given that any Applicant under either the Shareholder Priority Offer or the General Offer will receive an allocation.

If there is excess demand, Applications from Eligible Shareholders will receive preferential allocations over other Applicants who have applied under the General Offer. In order to be eligible for such allocation, Eligible Shareholders must tick the relevant box on the Application Form to indicate they are an Eligible Shareholder or make an Application pursuant to a paper personalised Application Form.

3.18 Bookbuild
In the period after lodgement of the Original Product Disclosure Statement and before the Opening Date, the Joint Lead Managers conducted a Bookbuild. As part of the Bookbuild, certain Institutional Investors and Syndicate Brokers were invited to lodge bids for CPS indicating their demand and required margin. The Margin was then set by reference to indications received. CPS allocated during the Bookbuild will be issued pursuant to this Product Disclosure Statement and the NZ Investment Statement (as applicable).

Application and settlement procedures for the Bookbuild were notified to Institutional Investors and Syndicate Brokers by the Joint Lead Managers.

3.19 Broker Firm Allocations
The distribution of each Broker Firm Allocation to Broker Firm Applicants by a Syndicate Broker will be at the discretion of that Syndicate Broker. That distribution will be subject to the terms and conditions of the Bookbuild and the offer made to that Syndicate Broker by the Joint Lead Managers.

3.20 Cooling off rights
No cooling off rights apply to an investment in CPS.

3.21 Acknowledgment and privacy statement
The Application Form requires you to provide personal information to Macquarie, the Issuer and the Registry. Macquarie, the Issuer and the Registry collect, hold and use personal information to assess your Application for CPS, service your needs as a Holder, provide facilities and services that you request, provide you with marketing materials, carry out appropriate administration in relation to your CPS holding and to comply with legislative and regulatory requirements, including crime prevention and investigation.

Macquarie may also use your personal information to tell you about other products and services offered by Macquarie or other members of the Macquarie Group and in order to do that we may disclose your personal information to other member companies in the Macquarie Group or to their third party service providers. Please contact the Registry on the number below if you do not consent to the use and disclosure of your personal information for these purposes.

By submitting an Application Form, you agree that Macquarie, the Issuer and the Registry may use the information provided by you on the Application Form for the purposes set out in this privacy statement and may disclose your personal information for those purposes to the Joint Lead Managers (or your broker), the Registry, Macquarie's related entities, agents, contractors and third party service providers (including mail houses and professional advisers), ASX, other regulatory authorities and in any case, where disclosure is required or allowed by law or where you have consented. If you do not provide the information required on the Application Form, the Issuer may not be able to accept or process your Application.

If you become a Holder, the Corporations Act requires the Issuer to include information about Holders (including name, address and details of the securities held) in its public register (Register). The information contained in the Register must be retained, even if you cease to be a Holder. Information contained in the Register is also used to facilitate payments including Distributions and corporate communications (including Macquarie's financial results, annual reports and other information that Macquarie wishes to communicate to Holders) and to ensure compliance by the Issuer and Macquarie with legal and regulatory requirements.

Under the Privacy Act, you may request access to your personal information held by (or on behalf of) the Issuer, Macquarie or the Registry, subject to certain exemptions under law. A fee may be charged for access. You can request access to your personal information or obtain further information about Macquarie or the Issuer's privacy management practices by telephoning or writing to Macquarie through the Registry as follows:

Computershare Investor Services Pty Limited
GPO Box 7045
Sydney NSW 2001

Telephone: 1300 85 0505

The Issuer, Macquarie and the Registry aim to ensure that the personal information they retain about you is accurate, complete and up-to-date. To assist them with this, please contact the Registry if any of the details you have provided change. If you have concerns about the completeness or accuracy of the information held about you, steps will be taken to correct it.

Macquarie and the Issuer adhere to the privacy policy, which is available at www.macquarie.com.au.

3.22 Enquiries and further information
This Product Disclosure Statement is important and requires your immediate attention. It should be read in its entirety. If you are unclear in relation to any matter or are uncertain if CPS are a suitable investment, you should consult your stockbroker, solicitor, accountant and/or other professional adviser. If you are a Broker Firm Applicant and you are in any doubt what action you should take, you should immediately contact your Syndicate Broker.

If you require assistance to complete the Application Form or additional copies of this Product Disclosure Statement, or you have administrative questions relating to the Offer, you should call the Macquarie CPS Information Line on 1300 726 836 (if in Australia) and +61 3 9415 4336 (if outside Australia) (8:30am to 5:00pm AEST Monday to Friday).



Section 4

This Section sets out:

- where to find information about Macquarie;
- an overview of Macquarie and its businesses;
- a summary of Macquarie's financial performance;
- pro-forma financial information for the effect of the issue of CPS on Macquarie;
- information on Macquarie's capital adequacy position; and
- information on the credit ratings relevant to the Offer.

The Ma business



4

cquarie

This Section sets out:

- where to find information about Macquarie;
- an overview of Macquarie and its businesses;
- a summary of Macquarie's financial performance;
- pro-forma financial information for the effect of the issue of CPS on Macquarie;
- information on Macquarie's capital adequacy position; and
- information on the credit ratings relevant to the Offer.

4.1 INFORMATION ABOUT MACQUARIE

Macquarie Group Limited ("MGL") is listed on ASX (ASX Code: MQG) and is a disclosing entity under the Corporations Act. It is therefore subject to regular reporting and disclosure obligations under the Corporations Act and the Listing Rules. These include preparation of yearly and half-yearly financial statements, a report on the operations of Macquarie during the relevant period and an audit or review report by its auditor. Copies of documents lodged with ASIC may be obtained from or inspected at any ASIC office.

Macquarie has an obligation under the Listing Rules (subject to certain exceptions) to notify ASX immediately of any information of which it is, or becomes, aware concerning Macquarie, which a reasonable person would expect to have a material effect on the price or value of Ordinary Shares. This information can be accessed via the ASX website and at www.macquarie.com.au.

Macquarie will provide a copy of any of the following documents free of charge to any person who requests a copy during the Offer Period:

- the annual financial report most recently provided to ASX by MGL (on 20 May 2008);
- any continuous disclosure notices given by MGL after the release of that annual financial report and before the lodgement of this Product Disclosure Statement with ASIC;
- the Macquarie Constitution; and
- the Constitution.

During the Offer Period, you can obtain a copy of the above documents free of charge at www.macquarie.com.au or by phoning the Macquarie CPS Information Line on 1300 726 836 (if in Australia) and +61 3 9415 4336 (if outside Australia).

4.2 Overview of Macquarie

Macquarie is a diversified international provider of banking, financial, advisory, investment and funds management services, headquartered in Sydney, Australia. MGL is listed on the ASX with a market capitalisation of approximately A$15.2 billion (as at 27 May 2008). Macquarie's strategy is to expand selectively and enter markets only where its particular skills and expertise deliver real value to clients. This approach provides the strategic flexibility to enter new sectors and regions as opportunities arise and to respond to the specialist requirements of individual markets. As a result, Macquarie has established leading positions in a diverse range of markets.

In Australia and New Zealand, Macquarie is a market leader in investment and financial services. In Asia-Pacific, Macquarie offers a full range of investment, financial market and advisory products and services. In Europe, the Middle East, Africa and the Americas, Macquarie focuses on particular business areas in which its expertise delivers special value to clients.

Macquarie has grown substantially since its establishment in Australia in 1969 and has reported successive years of record profits and growth since 1992. Macquarie has evolved from an Australian institution growing internationally to a global institution headquartered in Australia.

For the year ended 31 March 2008, Macquarie's total operating income increased by 15% to A$8,248 million from A$7,181 million in 2007. Consolidated profit after-tax attributable to ordinary equity holders increased 23% to A$1,803 million from A$1,463 million and international income increased by 14% to A$4,293 million over the same period, accounting for 57% of total operating income. Earnings per share increased 13% to A$6.71 from A$5.92.

Reported net profit after tax attributable to ordinary equity holders
A$ million


2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
A$916
A$1,463
A$1,803
2006
2007
2008

Domestic and international income
A$ million
International ■ Domestic ■
Earnings on capital and other corporate items □


10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2006
2007
2008

Total assets under management increased 18% to A$232 billion at 31 March 2008 (compared to A$197 billion at 31 March 2007).

Assets under management
A$ billion
Wholesale ■ Retail ■ Other Specialist □
Real Estate ■ Infrastructure ■



250
200
150
100
50
0
A$140b
A$197b
A$232b
2006
2007
2008

Macquarie has:

- More than 60 office locations in 25 countries;
- Approximately 13,000 staff worldwide;
- Achieved successive years of record profit and growth since 1992; and
- Significant joint ventures with local partners across Macquarie's global markets.

Corporate structure

The establishment of MGL as a NOHC (non-operating holding company) was completed on 13 November 2007. As a result of this restructure, MGL and Macquarie Bank Limited are the Group's two primary external funding vehicles which have separate and distinct funding, capital and liquidity management arrangements. MGL and Macquarie Bank Limited are regulated by APRA.

The establishment of the NOHC was initiated to enable Macquarie to continue its strategies for growth. As a result of the restructure, Macquarie has greater flexibility to adapt to future business, market and regulatory changes. Macquarie is positioned to actively pursue new opportunities and expand in Australia and internationally.

An overview of Macquarie Group's corporate structure is provided below.



Macquarie Group Limited
Group-wide or Shared Services
Risk Management
Finance
Company Secretarial
Corporate Communications
Human Resources Services
Information Technology
Equity Market Operations
Taxation
Business Services
Group Treasury
Central Executive Services
Settlements
Investor Relations
Banking Group
Non-Banking Group
Macquarie Bank Limited
Macquarie Capital
Certain activities from:
Banking and Financial Services
Funds Management
Equity Markets
Real Estate
Certain activities from Macquarie Capital3
Treasury and Commodities
Divisions
Macquarie Capital Advisers (incorporating Macquarie Capital Funds)
Macquarie Capital Securities
Macquarie Capital Products
Macquarie Capital Finance
Equity Markets1
Treasury and Commodities2

Note:
[1] offshore-focused trading, introduction, arranging, structuring and related services for equity, derivative and related products
[2] US-based broker dealer activities, Asian futures execution and clearing; Asian origination of treasury and commodity transactions
[3] certain assets and businesses of Macquarie Capital Products and Macquarie Capital Finance

MGL will continue to monitor and review the appropriateness of the MGL structure, including the composition of and transactions between the Banking Group and the Non-Banking Group, including the provision of shared services. From time to time, the optimal mix of Macquarie's businesses between the Banking Group and the Non-Banking Group and within the Banking Group and the Non-Banking Group may need to be reconsidered and Macquarie may make changes in light of relevant factors including business growth, regulatory considerations, market developments and counterparty considerations.

Business activities

Macquarie's business activities are organised into six operating groups, specialising in defined product or market sectors: Macquarie Capital; Equity Markets Group; Treasury and Commodities Group; Banking and Financial Services Group[1]; Funds Management Group; Real Estate Group. More detail on each of these business groups are provided in Sections 4.2.1 to 4.2.6 below.

Net profit contribution by operating group for the year to 31 March 2008 is provided below.

	2008 A$m	2007 A$m	Contribution %	Movement %
Macquarie Capital	2,915	2,573	63	13
Equity Markets	732	417	16	76
Treasury & Commodities	645	635	14	2
Financial Services*	187	141	4	33
Banking & Securitisation*	51	143	1	(64)
Funds Management	177	59	4	200
Real Estate	(81)	507	(2)	(116)
Total Net Profit**	**4,626**	**4,475**		**3**
Corporate***	(2,823)	(3,012)		(6)
Net Profit After Tax	**1,803**	**1,463**		**23**

* The Banking and Securitisation Group and the Financial Services Group merged in February 2008 to become the Banking and Financial Services Group.

** The net profit of an operating group includes income from external customers and transactions with other operating groups, direct operating costs (e.g. salaries & wages, occupancy costs and other direct operating costs), internal management charges, and excludes certain corporate costs not recharged to operating businesses. The amounts are before income tax.

*** Includes Group Treasury, head office and central support functions. Costs within Corporate include unallocated Head Office costs, employment related costs, earnings on capital, derivative volatility, income tax expense and amounts attributable to minority interests.

An overview of each of the six operating groups is provided below.

4.2.1 Macquarie Capital

Macquarie Capital includes the Macquarie Group's wholesale structuring, underwriting, corporate advisory, specialised funds management, specialised equipment financing, institutional stockbroking and equities research capabilities.

As at 31 March 2008, Macquarie Capital employed more than 4,000 staff in 52 locations across 25 countries.

Income by division



MacCap Advisers Funds 24%
MacCap Securities 19%
MacCap Products 8%
MacCap Finance 4%
MacCap Advisers 45%

Income by region



Americas 15%
Asia Pacific 25%
Europe, Africa & Middle East 26%
Australia 34%

Note:

[1] The Banking and Securitisation Group and the Financial Services Group merged in February 2008 to become the Banking and Financial Services Group.

The four divisions within Macquarie Capital are:

– **Macquarie Capital Advisers**
Macquarie Capital Advisers provides advisory and capital raising services to corporate and government clients involved in public mergers and acquisitions, private treaty acquisitions and divestments, debt and equity fund raising and corporate restructuring.

Advisory activities are aligned into industry groups, reflecting key areas of expertise in: infrastructure and utilities; resources; telecommunications, media, entertainment and technology; property; industrials and financial institutions.

Macquarie Capital Advisers also encompasses Macquarie Capital Funds which manages a range of specialist funds including infrastructure and private equity funds. Macquarie Capital's ability to source and acquire unique assets has allowed it to develop a range of specialist funds globally. As at 31 March 2008, Macquarie Capital Funds had assets under management of A$140 billion[1].

– **Macquarie Capital Securities**
Macquarie Capital Securities is a member of 22 exchanges operating in six distinct regions including Australia, Asia, South Africa, Europe, Canada and the US.

In Australasia, it operates as a full service institutional broker. In Asia, the business is a full service institutional broker with one of the largest research and sales teams dedicated to the region. It operates in 10 markets across the region. In South Africa, Macquarie Capital Securities operates as a joint venture under the name Macquarie First South. In Canada, Macquarie Capital Securities acquired Orion Securities Inc, a Canadian specialist resources broker.

In both the US and Europe, Macquarie Capital Securities has recently commenced a domestic specialist equities business. This has been driven to support Macquarie Capital's equity capital markets activities. The businesses are being built as specialist equities platforms centred on a quality independent research offering. The sectors being focused on are those where we have core global competence including infrastructure/utilities, property, resources, gaming and quantitative research.

– **Macquarie Capital Products**
Macquarie Capital Products advises on and participates in corporate and project financing transactions where there is a wide range of structuring issues. Macquarie Capital Products uses its technical skills to provide a key competitive advantage in these transactions. In addition, Macquarie Capital Products manufactures and distributes a number of retail financial products including closed end funds in Germany, Austria and Switzerland, funds in a number of other countries investing in listed infrastructure securities and Fusion Funds, reFleXion, Australian Agricultural Products and infrastructure bonds in Australia. Macquarie Capital Products also invests in specialised asset managers to seed new structured product opportunities.

– **Macquarie Capital Finance**
At 31 March 2008, Macquarie Capital Finance's portfolio of loans and leases under management totalled $A7.3 billion across a range of different industries in select domestic and international markets. Macquarie Capital Finance provides capital, finance and services to clients operating in a range of select industries often in niche international markets. The division uses internal and third party capital to acquire financial assets and to acquire, manage and realise niche assets through their lifecycle. Macquarie Capital Finance's experience with assets is used to deliver value and services to clients through the provision of asset management and risk transfer solutions.

4.2.2 Equity Markets Group
Equity Markets Group ("EMG") manages Macquarie's equity derivatives business. It utilises its expertise in risk management and product structuring skills to design equity-based financial solutions and products for retail and wholesale clients. EMG also operates Macquarie's stock borrowing and lending business and hedge funds. It is comprised of four businesses:

– **Equity Products Division** – produces and distributes equity-linked and risk management investment products to retail and wholesale investors.
– **Fund Products Division** – specialises in quantitative trading strategies and manages single strategy hedge funds and fund-of-hedge-funds for wholesale and retail investors.
– **Alternative Strategies Division** – a joint venture with Macquarie Capital Securities and provides hedge funds with market access, leverage, stock-borrowing and execution services.
– **Global Equity Finance Division** – incorporates Macquarie's stock-borrowing-and-lending business and provides structured equity finance transactions for wholesale clients.

Note:
[1] As at 31 March 2008. Calculated as proportionate enterprise value (proportionate net debt and equity value) as at 31 December 2007 or cost if acquired subsequent to 31 December 2007.

4.2.3 Treasury and Commodities Group

Treasury and Commodities Group ("TCG") activities include trading and related activities in a broad range of financial and commodity markets. Activities range across foreign exchange, debt and futures, as well as agriculture, energy and metals commodities. The group globally provides clients with over-the-counter and structured hedging and financing solutions and is recognised as a leader across a number of markets. The group's focus is on selective geographic expansion and continued product innovation in its chosen markets.

TCG consists of the following divisions:

- **Metals and Energy Capital** – provides equity and debt finance to the global metals and energy sectors. It also provides price making, derivative trading and structured hedging facilities to the base and precious metals sectors and, in conjunction with the Energy Markets Division, the energy sector.
- **Foreign Exchange** – provides 24-hour interbank price-making services in all currency pairs from one central dealing room in Sydney. The division also provides risk management services across all of these currencies and tailor-made products to corporates and institutions in Australia and globally.
- **Debt Markets** – arranges and places primary market debt for clients, and provides secondary market liquidity in government, inflation-linked, corporate, global, mortgage and asset-backed securities. It also provides risk management solutions through structured securities and derivative-based products relating to credit and interest rate risk.
- **Agricultural Commodities and Investor Products ("AGIP")** – provides risk management, structured financing, commodity related investor products and selected physical commodity solutions to a broad customer base. AGIP provides risk management services across agricultural commodities and selected freight routes.
- **Energy Markets** – provides risk management and financing solutions to a broad customer base across the energy sector. Global energy products traded include crude oil, fuel oil, heating oil, gasoline, distillates (gas oil and jet fuel), naptha and natural gas. The division is also active in physical gas and electricity trading in North America.
- **Futures** – provides a full range of broking and clearing services for Australian and international futures exchanges.

4.2.4 Banking and Financial Services Group

The Banking and Securitisation Group ("BSG") and the Financial Services Group ("FSG") merged in February 2008 to become the Banking and Financial Services Group ("BFS").

BFS is the primary relationship manager for Macquarie Group's retail client base. The group brings together Macquarie's retail banking and financial services businesses providing a diverse range of wealth management products and services to financial advisers, stockbrokers, mortgage brokers, professional service industries and the end consumer.

This business is active in:

- **Investment Lending** – provides a comprehensive range of margin and protected lending products throughout Australia and New Zealand. The business distributes multiple branded products through financial advisers, stock brokers and other strategic partners.
- **Relationship Banking** – provides innovative banking services to successful small to medium businesses, professionals and high net worth individuals in Australia, Canada and the UK.
- **Consumer Finance** – provides a range of consumer finance products in Australia. The personal loan business distributes secured and unsecured personal loans under multiple brands via intermediaries and direct to the consumer. In April 2007, the group launched Macquarie's first Australian credit card.
- **Global Investments** – is a new division established to focus on the development of products for retail and wholesale investors globally. In its first six months it has launched an institutional boutique investment firm, Queen St Partners, and taken on responsibility for the BFS interests in New Zealand fund manager Brook Asset Management, acquiring the remaining 51% of the company. The division also includes the Macquarie Pastoral Fund.
- **Mortgages** – specialises in residential mortgage services in Australia, Canada, Italy and the US. Difficult credit market conditions and increased cost of funding significantly impacted the mortgage businesses resulting in a decision to wind back residential mortgage origination services in Australia and cease new mortgage business in the US. Both businesses continue to provide service to existing customers.

Credit quality across the mortgage portfolio is high across all countries, default rates are low and there is no exposure to sub-prime loans.

- **Macquarie Adviser Services** – manages relationships with external financial intermediaries and provides sales service and product management of in-house and external products including retail superannuation, insurance, financial planning software and outsourced paraplanning.
- **Macquarie Private Wealth** – maintains direct relationships with approximately 250,000 clients offering a diverse range of services including full-service and online stockbroking; strategic financial planning; executive wealth management; private banking and private portfolio management.

As at 31 March 2008, BFS had A$80.9 billion in assets under administration, advice and/or management, including A$17.6 billion in the Cash Management Trust and A$22.5 billion in the Macquarie Wrap (funds under administration).

4.2.5 Funds Management Group
The Funds Management Group ("FMG") focuses on the management of securities. It manages funds across the full spectrum of asset classes with $A57.4 billion in assets under management at 31 March 2008. The group markets its products in Australia and internationally.

FMG is one of Australia's largest fund managers and provides an innovative range of investment solutions to superannuation funds, corporations, financial advisers, platforms and retail investors in Australia and internationally.

4.2.6 Real Estate Group
The Real Estate Group ("REG") is a diverse, international business with a blend of real estate and financial expertise across a number of locations and products. It offers a range of services including funds management, wholesale equity raising, investment and development finance, development management, property securitisation, asset management, advisory and research. REG consists of two divisions:

- **Real Estate Structured Finance** – is a client based business which originates real estate development and investment opportunities for debt and/or equity funding in project risk and profit sharing structures. The business specialises in investing or raising capital (debt and equity) for clients engaged in real estate acquisition and repositioning, development and longer term investment.
- **Real Estate Capital** – a market leader in real estate management, development and fund management, deal sourcing, advisory, structuring and financing, real estate securitisation and unlisted equity raising, with businesses located in Australia, Asia, North America, Africa and Europe.

As at 31 March 2008, REG (and associates) had A$32.3 billion in real estate assets under management.

4.3 RISK MANAGEMENT

Risk is an integral part of Macquarie's businesses. Management of that risk is therefore critical to Macquarie's continuing profitability. Strong independent prudential management has been a key to Macquarie's success over many years. Where risk is assumed, it is within a calculated and controlled framework.

Risk is owned at the business level with business heads responsible for identifying risks within their businesses and ensuring that they are managed appropriately. The aim is to give business heads a high level of entrepreneurial freedom to develop and implement business unit strategy, new products and services, new market initiatives and domestic and international alliances. However, boundaries exist in relation to credit, market, operational, regulatory and reputation risks. These areas have implications outside the businesses and are tightly controlled by the Risk Management Group ("RMG"). This is referred to as the 'Freedom within Boundaries' philosophy.

RMG exercises centralised prudential management and ensures risks are assessed consistently from a Macquarie-wide perspective. RMG is mandated with identifying, quantifying and assessing all risks and setting appropriate prudential limits. RMG's authority is required for all material risk acceptance decisions. The Head of RMG is a member of Macquarie's Executive Committee and reports directly to the Managing Director and the Board.

Macquarie has developed an economic capital model that is used to quantify Macquarie's aggregate level of risk. The economic capital framework complements the management of specific risk types including equity, credit, market and operational risk by providing an aggregate view of the risk profile of Macquarie. The economic capital model is used to support business decision-making, and has three main applications:

- capital adequacy assessment
- risk appetite setting
- risk-adjusted performance measurement.

Full details of Macquarie's risk governance structure and risk management framework are provided in the Risk Management Report in Macquarie's 2008 Annual Report.

4.4 FINANCIAL INFORMATION

4.4.1 Macquarie Results

Macquarie announced its results for the year ending 31 March 2008 on 20 May 2008. Details of its financial performance are included in its financial statements (included in the Annual Report) provided to ASX on 20 May 2008.

The consolidated profit after tax attributable to Ordinary Shareholders of Macquarie for the year to 31 March 2008 was $1,803 million, increasing by 23% from $1,463 million for the year to 31 March 2007. Earnings per Ordinary Share increased by 13% from A$5.92 to A$6.71 for the same period.

4.4.2 Pro-forma Financial Information

4.4.2.1 Basis of preparation

The following consolidated pro-forma balance sheet and consolidated pro-forma capital adequacy position for Macquarie as at 31 March 2008 sets out the expected effect of this Offer, and assume that as at 31 March 2008:

- the Offer was completed and $600 million of CPS are issued;
- CPS proceeds are initially invested into investment securities available for sale; and
- CPS are classified as $584 million of loan capital ($600 million gross proceeds net of $16 million total issue costs) in the consolidated balance sheet of Macquarie.

4.4.2.2 Consolidated pro-forma balance sheet

The following table sets out the consolidated pro-forma balance sheet based on the audited consolidated balance sheet of Macquarie as at 31 March 2008, adjusted as if the issue of CPS was completed as at that date.

Consolidated pro-forma balance sheet – 31 March 2008

	As at 31 March 2008		
$ million	Actual	Pro-forma adjustments	Pro-forma
Assets			
Cash and balances with central banks	7		7
Due from banks	10,110		10,110
Cash collateral on securities borrowed and reverse repurchase agreements	22,906		22,906
Trading portfolio assets	15,807		15,807
Loan assets held at amortised cost	52,407		52,407
Other financial assets at fair value through profit or loss	4,131		4,131
Derivative financial instruments – positive values	21,136		21,136
Other assets	10,539		10,539
Investment securities available for sale	16,454	584	17,038
Intangible assets	494		494
Life investment contracts and other Unitholder assets	5,699		5,699
Due from controlled entities	–		–
Interest in associates and joint ventures using the equity method	5,500		5,500
Property, plant and equipment	375		375
Investments in controlled entities	–		–
Deferred income tax assets	718		718
Non current assets and assets of disposal groups classified as held for sale	967		967
Total assets	**167,250**	**584**	**167,834**

$ million	Actual	Pro-forma adjustments	Pro-forma
	As at 31 March 2008		
Liabilities			
Due to banks	10,041		10,041
Cash collateral on securities lent and repurchase agreement	13,781		13,781
Trading portfolio liabilities	11,825		11,825
Derivative financial instruments – negative values	21,399		21,399
Deposits	15,783		15,783
Debt issued at amortised cost	57,115		57,115
Other financial liabilities at fair value through profit or loss	6,288		6,288
Other liabilities	12,210		12,210
Current tax liabilities	193		193
Life investment contracts and other Unitholder liabilities	5,689		5,689
Provisions	179		179
Deferred income tax liabilities	121		121
Non-current liabilities and liabilities of disposal groups classified as held for sale	215		215
Total liabilities excluding loan capital	**154,839**		**154,839**
Loan Capital			
Subordinated debt at amortised cost	1,704		1,704
Subordinated debt at fair value through profit or loss	646		646
CPS		584	584
Total loan capital	**2,350**	**584**	**2,934**
Total liabilities	**157,189**	**584**	**157,773**
Net assets	**10,061**		**10,061**
Equity			
Contributed equity			
Ordinary share capital	4,534		4,534
Treasury shares	(12)		(12)
Exchangeable shares	133		133
Reserves	456		456
Retained earnings	3,718		3,718
Total capital and reserves attributable to ordinary equity holders of Macquarie Group Limited	8,829		8,829
Minority Interest			
Macquarie Income Preferred Securities	752		752
Macquarie Income Securities	391		391
Other minority interests	89		89
Total equity	**10,061**		**10,061**

The pro-forma adjustments reflect the impact of the issuance of CPS. For the purpose of the pro-forma historical balance sheet, it is assumed this issuance occurs effective 31 March 2008.

Issue of CPS

It is assumed that $600 million of CPS are issued for cash, less issue expenses of $16 million, giving net cash proceeds of $584 million. No pro-forma adjustment has been made for oversubscriptions.

4.5 CAPITAL MANAGEMENT

4.5.1 Macquarie's regulatory capital position and capital management strategy

Macquarie is currently well capitalised with surplus capital in both the Banking Group and the Non-Banking Group. At 31 March 2008, Macquarie's capital buffer was approximately $3 billion in excess of the Group's minimum capital requirements. Macquarie's policy is to hold a level of capital that can be efficiently used in day-to-day activities while ensuring there is a sufficient buffer for growth over the medium term and the ability to take advantage of opportunities as they arise. Macquarie has consistently grown capital ahead of its business requirements to allow for future growth.

4.5.2 APRA's capital adequacy requirements

As an APRA Authorised NOHC, MGL is required to hold adequate regulatory capital to cover the risks for the whole Group. APRA has stipulated a capital adequacy framework for MGL, based on MGL's Board-approved economic capital model and APRA's ADI prudential standards.

MGL's capital adequacy framework requires it to maintain minimum regulatory capital requirements calculated as the sum of the dollar value of:

- The Banking Group's minimum capital to cover risk-weighted assets and regulatory deductions, according to APRA's ADI prudential standards; and
- The Non-Banking Group economic capital requirement, calculated using Macquarie's economic capital model.

Transactions internal to the Group are excluded.

In addition, Macquarie maintains a buffer against unexpected volatility in various factors that affect its capital position, such as foreign exchange and interest rate movements.

4.5.3 Risk appetite setting

Macquarie's risk appetite is expressed through the risk limit framework. This consists of the specific risk limits given to various businesses and products or industry sectors and also a Global Risk Limit which constrains the aggregate level of risk. The Global Risk Limit is set to protect earnings and ensure Macquarie emerges from a downturn with sufficient capital to operate.

4.5.4 Consolidated pro-forma capital adequacy position

The following graph sets out the consolidated pro-forma capital adequacy position based on the capital position as disclosed in Macquarie's Annual Report as at 31 March 2008, adjusted as if an issue of $600 million of CPS was completed as at that date.

Macquarie Group Limited – Pro-Forma Regulatory capital position
31 March 2008
Banking Group ■ Non-Banking Group ■
$ billion



Minimum capital requirement
Buffer for volatility
Growth and strategic flexibility
Regulatory capital position
CPS
0
1
2
3
4
5
6
7
8
9
10

4.6 CREDIT RATINGS

Macquarie has been rated on an interactive basis by Standard & Poor's, Moody's and Fitch Ratings. Those ratings that are current at the date of this Product Disclosure Statement and are relevant to the Offer are as follows:

Ratings	CPS – Issue Credit Rating	Macquarie long-term credit rating
Standard & Poor's	BBB	A-
Moody's	Baa1	A2
Fitch Ratings		A

CPS have been assigned Issue Credit Ratings of 'BBB' from Standard & Poor's and 'Baa1' from Moody's. These ratings from Standard & Poor's and Moody's have been assigned subject to no material changes occurring to the transaction structure or documentation.

Macquarie's long-term credit ratings were issued by Standard & Poor's on 16 November 2007, by Moody's on 16 November 2007 and by Fitch Ratings on 15 November 2007.

These credit rating references are current but may be revised or withdrawn by the relevant credit rating agency at any time. These credit rating references are not a recommendation by the relevant credit rating agency to apply for CPS offered under this Product Disclosure Statement. None of Standard & Poor's, Moody's and Fitch Ratings has consented to the use of their credit rating references in this Product Disclosure Statement.

4.6.1 Issue Credit Rating

An Issue Credit Rating is a current opinion of the creditworthiness of an obligor with respect to specific financial obligations, a specific class of financial obligations or a specific financial program.

Issues rated 'BBB–' or higher by Standard & Poor's are generally considered in capital markets to be investment grade. CPS have been assigned a 'BBB' rating by Standard & Poor's and are therefore investment grade.

Issues rated 'Baa3' or higher by Moody's are generally considered in capital markets to be investment grade. CPS have been assigned a 'Baa1' rating by Moody's and are therefore investment grade. An Issue Credit Rating of 'Baa1' offers strong financial security.

4.6.2 Macquarie's long-term credit rating

A long-term credit rating is a current opinion of an obligor's overall financial capacity to pay its financial obligations (that is, its creditworthiness).

Standard & Poor's
Macquarie's current long-term credit rating from Standard & Poor's is 'A-' (Outlook Stable). An obligation rated 'A-' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

The ratings from 'AA' to 'CCC' may be modified by the addition of a plus (+) or a minus (–) sign to show relative standing within the major rating categories. The rating outlook assesses the potential direction of an issuer's long-term debt rating over the intermediate to longer term. Rating outlooks fall into the following four categories: positive, negative, stable and developing.

The outlook applied to Macquarie's long-term credit rating above is 'Outlook Stable' which indicates that the rating is not likely to change.

Moody's
Moody's long-term credit rating for Macquarie is 'A2' (Outlook Stable). Issuers rated 'A2' offer good financial security. However, elements may be present which suggest a susceptibility to impairment sometime in the future.

Moody's applies numerical modifiers of 1, 2 and 3 in each category from 'Aa' to 'Caa'. The modifier 1 indicates that the issuer is in the higher end of its letter rating category. The rating outlook is an opinion regarding the likely direction of an issuer's rating over the medium term. Rating outlooks fall into the four following categories: positive, negative, stable and developing (contingent upon a particular event). The outlook applied to Macquarie's long-term credit rating above is 'Outlook Stable' which indicates that the rating is not likely to change.

Fitch Ratings
Macquarie's long-term credit rating from Fitch Ratings is 'A' (Outlook Stable). Issuers rated 'A' offer a low expectation of credit risk. The capacity for timely payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to changes in circumstances or in economic conditions than is the case for higher ratings.

The ratings from 'AA' to 'CCC' may be modified by the addition of a plus (+) or a minus (–) sign to show relative standing within the major rating categories. The rating outlook assesses the potential direction of an issuer's long-term debt rating over the intermediate to longer term. Rating outlooks fall into the following four categories: positive, negative, stable and developing.

The outlook applied to Macquarie's long-term credit rating above is 'Outlook Stable' which indicates that the rating is not likely to change.

Credit ratings are not 'market' ratings, nor are they a recommendation to buy, hold or sell securities (including CPS). As at the date of this Product Disclosure Statement, Macquarie has not approached any other rating agency for a rating of CPS. Credit ratings are subject to revision or withdrawal at any time.



Section 5

This Section sets out:

- risks associated with investing in CPS; and
- risks associated with Macquarie

Risk factors



5

5 Risk factors

5.1 INTRODUCTION

This Section identifies a number of risks associated with an investment in CPS. Prospective investors should note that this list of risks is not exhaustive and that additional risks and uncertainties that Macquarie is unaware of, or currently deems immaterial, may become important factors that affect Macquarie or the performance of CPS.

Some risks are specific to both an investment in CPS and Macquarie itself whilst other risks are general investment risks, which may materially and adversely affect the performance of CPS and the value of CPS. Many of these risks are outside the control of the Issuer, Macquarie and their respective Directors.

An investment in CPS should be considered in light of these risks, both general and specific. Each of the risks set out below could, if they eventuate, have a materially adverse impact on CPS.

Prior to making an investment decision, prospective investors should read the entire Product Disclosure Statement and carefully consider the highlighted risk factors. Investors should have regard to their own investment objectives and financial circumstances and should seek professional guidance from their stockbroker, solicitor, accountant or other professional adviser before deciding whether to invest.

Investors should have regard to how an investment in CPS fits into their overall investment portfolio. Diversification of investment portfolios overall can be used as a part of portfolio risk management.

5.2 RISKS ASSOCIATED WITH INVESTING IN CPS

5.2.1 Distributions may not be paid

If the Issuer decides in its absolute discretion not to pay a Distribution, or one or more of the other Payment Tests are not satisfied in respect of a Distribution, then that Distribution will not be paid. If dividends or distributions are not paid on the LPS or Subordinated Notes then the Issuer may not have sufficient Trust Income to pay Distributions to Holders.

Distributions are non-cumulative. Therefore, if a Distribution is not paid, Holders will have no right to receive that Distribution at a later time and no remedy for the non-payment. The Issuer may subsequently pay all or some of the unpaid Distribution by declaring an Optional Distribution (subject to APRA giving its prior written approval) – see Section 2.5.9.

If the Issuer does not pay a Distribution in full within five Business Days of a Distribution Payment Date, then a Distribution Restriction applies to Macquarie. This means that no Member of the Macquarie Group will pay any interest, dividends, or other distributions or payments in respect of the Ordinary Shares and certain other securities or (if permitted) effect any redemption, reduction, cancellation or repurchase of the Ordinary Shares or certain other securities, unless either an Optional Distribution equal to the amount of any Distribution (or part thereof) missed during the twelve months preceding the date of the Optional Distribution is paid by the Issuer; or all Distributions in respect of CPS during the preceding twelve months have been paid in full by the Issuer; or all CPS have been Converted, Redeemed or Exchanged for Preference Shares – See Section 2.5.8.

5.2.2 Financial market conditions

The market price of CPS may fluctuate due to various factors, including investor perceptions, worldwide economic conditions, interest rates, movements in the market price of Ordinary Shares, debt market conditions and factors that may affect Macquarie's financial performance and position.

It is possible that CPS may trade at a market price below their Issue Price of $100 each.

Increases in relevant interest rates may adversely affect the market price of CPS. The market price of CPS may be more sensitive than that of Ordinary Shares to changes in interest rates.

The Ordinary Shares issued to Holders as a result of any Conversion of CPS will, after Conversion, rank equally with existing Ordinary Shares. Accordingly, the value of any Ordinary Shares received will depend on the market price of Ordinary Shares after the Exchange Date or Mandatory Conversion Date.

The Distribution Rate will be fixed until 30 June 2013 and thereafter will be based on a floating rate. There is a risk that if market interest rates increase the Distribution Rate will become less attractive when compared with the rates of return on comparable securities.

5.2.3 Liquidity

The market for CPS may be less liquid than the market for Ordinary Shares.

Holders who wish to sell their CPS may be unable to do so at an acceptable price, or at all, if insufficient liquidity exists in the market for CPS.

5.2.4 Exchange by Macquarie is subject to certain events occurring
Exchange may occur after a RE Removal Event, a Trust Winding Up (Holder Resolution) Event, a Tax Event or a Regulatory Event and must occur after an Acquisition Event – see Section 2.6.6. The mechanism chosen by the Issuer for Exchange is subject in all cases (other than in respect of Resale or Preference Share Exchange) to APRA giving its prior written approval. The choice of Conversion is also subject to the level of the Ordinary Share price on the second Business Day before the proposed date of dispatch of the Exchange Notice. If the VWAP on that date is less than 55.55% of the Issue Date VWAP, the Issuer is not permitted to choose Conversion.

The mechanism of Exchange that is chosen by the Issuer and whether APRA gives its approval, may not coincide with a Holder's individual preference in terms of timing or whether the Holder receives Ordinary Shares or cash on Exchange. This may be disadvantageous to the Holder in light of market conditions or individual circumstances at the time of Exchange.

5.2.5 Mandatory Conversion may not occur on 30 June 2013 or at all
CPS may convert into Ordinary Shares on 30 June 2013. However, there is a risk that the Ordinary Share price falls to such an extent that the First Mandatory Conversion Condition or Second Mandatory Conversion Condition is not satisfied. Mandatory Conversion would then occur on the next Distribution Payment Date on which all of the Mandatory Conversion Conditions are satisfied unless the Issuer elects to Redeem or Resell CPS. However, there remains a risk that, having fallen to the extent necessary to prevent Mandatory Conversion, the Ordinary Share price does not return to levels that would cause Mandatory Conversion to occur. In addition, Conversion cannot occur if a Delisting Event subsists on the relevant Mandatory Conversion Date. If the Mandatory Conversion Conditions are not satisfied on the Initial Mandatory Conversion Date and CPS are not otherwise Redeemed or Resold, CPS will remain on issue and the Distribution Rate will be based on a floating rate for all such Distributions after the Initial Mandatory Conversion Date.

The Issuer may choose to arrange for Resale to occur from Holders to one or more Nominated Purchasers on a possible Mandatory Conversion Date, which would mean Holders would receive $100 for each CPS that is Resold.

The choice to Resell CPS may not coincide with a Holder's individual preference in terms of timing or whether the Holder receives Ordinary Shares or cash on the Mandatory Conversion Date. This may be disadvantageous to the Holder in light of market conditions or individual circumstances at the time.

In the case of Mandatory Conversion not occurring on a possible Mandatory Conversion Date, and there being no Resale or Redemption, Distributions are expected to be paid on CPS subject to the Payment Tests.

For more information on Mandatory Conversion – see Section 2.6.

For more information on Resale – see Section 2.8.

For a chart showing the Ordinary Share price over the past five years – see Section 2.6.4.

5.2.6 Resale may not occur
If the Issuer chooses to arrange for the Resale of all CPS on issue, Macquarie must nominate a Nominated Purchaser(s) to undertake, on terms and conditions reasonably determined by Macquarie, to acquire all CPS for $100 each. It is the Nominated Purchaser(s) obligation to pay the consideration to Holders for CPS that are to be Resold. Macquarie has no obligation to pay this amount if it is not paid by the Nominated Purchasers. Accordingly, there is a risk that the Nominated Purchasers may not be able to deliver cash equal to $100 for each CPS to be Resold. There is also a risk that the Resale does not proceed because the conditions to which the Resale is subject are not satisfied or waived within the appropriate period. If the Nominated Purchasers do not pay cash equal to $100 for each CPS that is to be Resold or the Resale otherwise does not complete, Holders will continue to hold CPS (unless Resold in accordance with the CPS Terms) until the next Distribution Payment Date where all of the Mandatory Conversion Conditions are satisfied, or subject to APRA giving its prior written approval, an Exchange Date when the Issuer can Convert or Redeem all CPS on issue.

As a result, where the Issuer has chosen to arrange Resale, there is a risk that the Resale may not occur and that CPS may be converted into Ordinary Shares or Redeemed for cash at a date later than originally expected. This may not coincide with a Holder's individual preference in terms of timing or whether the Holder receives Ordinary Shares or cash for their CPS. This may be disadvantageous to the Holder in light of market conditions or individual circumstances at the time.

5.2.7 Conversion
The only conditions to Conversion are the Mandatory Conversion Conditions.

One condition to Conversion is that a Delisting Event has not occurred however other events and conditions may affect the ability of Holders to trade or dispose of the Ordinary Shares issued on Conversion. For example, the willingness or ability of ASX to accept the Ordinary Shares issued on Conversion for listing or any practical issues which affect that listing, any disruption to the market for the Ordinary Shares or to capital markets generally, the availability of purchasers for Ordinary Shares and any costs or practicalities associated with trading or disposing of Ordinary Shares at that time.

5.2.8 Fluctuation in Ordinary Share price
The market price of Ordinary Shares will fluctuate due to various factors, including investor perceptions, domestic and worldwide economics and factors that affect Macquarie's financial performance and position and the performance of the financial services sector or other industries.

The number of Ordinary Shares issued on Mandatory Conversion or after a RE Removal Event, a Trust Winding Up (Holder Resolution) Event, a Tax Event, a Regulatory Event or an Acquisition Event will depend on a number of factors, including the Ordinary Share price over the 20 Business Days immediately before the Mandatory Conversion Date or the Exchange Date. The value of the additional Ordinary Shares issued as at the Exchange Date may therefore be different to the value calculated using the VWAP during the 20 Business Days on which trading in the Ordinary Shares took place before the Mandatory Conversion Date or Exchange Date.

5.2.9 Ranking
The payment of Distributions and cash Redemption proceeds on CPS are not guaranteed by Macquarie or any other member of the Group.

In the event of a winding up of the Issuer, if CPS have not been Resold or Redeemed, Holders will be entitled to be paid the Liquidation Amount for each CPS. This is an amount for each CPS equal to its Issue Price. The claim for the Liquidation Amount ranks ahead of Ordinary Units.

If there is a shortfall of funds on a winding up, there is a risk that Holders will not receive a full (or any) return of capital or payment of any Distributions declared but unpaid.

In a winding up of MGL, Holders will receive Preference Shares, which will rank in priority to Ordinary Shares and behind creditors.

5.2.10 Credit ratings
One or more independent credit rating agencies have assigned ratings to CPS and Macquarie. There is a risk that the credit ratings of CPS and Macquarie could be reviewed, withdrawn or downgraded, which may impact the market price and liquidity of CPS.

Credit ratings are not 'market' ratings, nor are they a recommendation to buy, hold or sell securities (including CPS) and are subject to revision or withdrawal at any time.

The credit ratings may not reflect the potential impact of all risks related to the structure under which CPS are issued, market and additional factors discussed in this Section, and other factors that may affect the value of CPS or Macquarie's financial performance or position.

5.2.11 Regulatory matters
CPS qualify for NOHC Capital treatment at the date of this Product Disclosure Statement. However, if APRA subsequently determines that CPS do not or will not qualify for NOHC Capital treatment, the Issuer may decide that a Regulatory Event has occurred. This will allow Conversion, Resale or Redemption of all (but not some only) of CPS on issue (subject to APRA giving its prior written approval). For the risks attaching to Macquarie's exercise of discretion on Exchange after certain specified events – see Section 5.2.5 and Section 5.2.6.

If an APRA Capital Event occurs, a Preference Share Exchange will occur – see Sections 2.9.2 and 8.5.2.1.

5.2.12 Australian tax consequences
A general outline of the tax consequences of investing in CPS for certain potential investors who are Australian residents for tax purposes is set out in the Tax Letter in Section 7. This discussion is in general terms and is not intended to provide specific advice addressing the circumstances of any particular potential investor.

Accordingly, potential investors should seek independent advice concerning their own individual tax position. If a change is made to the Australian tax system and that change leads to a more than insignificant increase in Macquarie's costs in relation to CPS being on issue, the Issuer is entitled to Exchange – see Sections 2.6.9 and 2.6.12.

5.2.13 Issue of securities by Macquarie
MGL and other members of the Group have issued and may in the future issue securities that:

- rank for distributions or payments of capital (including on the winding up of Macquarie or another member of the Group) equally with, behind or ahead of CPS and which may contain a distribution restriction which affects Distributions on CPS;
- have the same or different distribution, interest or distribution rates as CPS; or
- have the same or different terms and conditions as CPS.

An investment in CPS carries no right to participate in any future issue of securities (whether equity, hybrid, debt or otherwise) by any member of the Group. No prediction can be made regarding the effect (if any) such future issue of securities by an entity in the Group may have on the market price or liquidity of CPS.

5.3 RISKS ASSOCIATED WITH MACQUARIE

Risks associated with Macquarie are relevant to Holders because:

- they may adversely affect the ability of Macquarie to fund Distributions; and
- they may adversely affect the price of, or payment of distributions on, Ordinary Shares after Conversion.

5.3.1 Market conditions and competition

Global credit market conditions are subject to periods of volatility which can negatively impact market liquidity, increase credit spreads and reduce funding availability. Volatile markets can have the effect of reducing the flow of transactions in certain industry sectors which can adversely impact Macquarie's financial performance. Other risks associated with funding that a financial institution may face are over reliance on a particular funding source, or a simultaneous increase in funding costs across a broad range of sources. In the second half of 2007, global credit markets, particularly in the United States and Europe, experienced difficult conditions and volatility. These challenging market conditions have continued into 2008, and have resulted in less liquidity, greater volatility, widening of credit spreads and lack of price transparency in credit markets.

Changes in investment markets, including changes in interest rates, exchange rates and returns from equity, property and other investments, will affect the financial performance of Macquarie through its ability to earn base and performance fees and through its operations and investments held in financial services and associated businesses.

The financial services industry in Australia and internationally is competitive and subject to significant change. Macquarie faces significant competition from local and international competitors, which compete vigorously for participation in the various markets and sectors across which Macquarie operates. The effect of competitive market conditions may adversely impact on the earnings and assets of Macquarie.

5.3.2 Liquidity risk

Liquidity risk is the risk that Macquarie may be unable to meet its financial commitments when they fall due which could arise due to mismatches in cash flows. Liquidity is essential to Macquarie's businesses. Liquidity could be impaired by an inability to access debt markets, an inability to sell assets or unforeseen outflows of cash or collateral. In difficult credit markets Macquarie may be forced to fund its operations at a higher cost or may not be able to raise as much funding as it needs to support its business activities. The Group's funding costs have increased since global credit markets deteriorated in August 2007. This has not yet had a material impact on the Group's profitability. The future availability of term funding markets to market participants, including Macquarie, will be of critical importance. Although there have been some signs of improvement in access to public bond markets, if this is not sustained over the medium term, and other existing avenues of term funding become unavailable, Macquarie may need to consider a reduction in term assets.

5.3.3 Market risk

Market risk is the exposure to adverse changes in the value of Macquarie's trading portfolios as a result of changes in market prices or volatility including risks arising from foreign exchange rates, interest rates, equities, commodities, derivatives (which are subject to settlement and other risk) and the correlation of market prices and rates within and across markets. These risks may impact the value of financial instruments and other financial assets that are carried at fair market value. These risks are heightened at present because the current credit market deterioration has affected financial markets, with significant loss of value and confidence in some sectors. It remains unclear how long it will take for markets to stabilise.

5.3.4 Interest rate risk

Interest rate risk arises from a variety of sources including mismatches between the repricing periods of assets and liabilities. As a result of these mismatches, movements in interest rates can affect earnings or the value of Macquarie.

5.3.5 Equity risk

Risks, which may result in losses, arise on non-trading equity-like exposures, including:

- holdings in specialised funds managed by Macquarie Capital;
- principal exposures taken by Macquarie Capital, including direct investments in entities external to Macquarie and seed assets for funds;
- property equity, including property trusts and direct property investments; and
- other equity, including lease residuals and investments in resource companies.

5.3.6 Credit risk

Credit risk is the risk of financial loss as a result of failure by a client or counterparty to meet its contractual obligations. Credit risk arises from both lending and trading activities.

5.3.7 Operational risk

The daily operations of Macquarie may result in financial or other loss. Macquarie's profitability is subject to a variety of operational risks including business decisions, technology risk (including business systems failure), reputation risk (including damage to brands), fraud, compliance with legal and regulatory obligations, counterparty performance under outsourcing arrangements, business continuity planning, legal and litigation risk, data integrity risk, managing conflicts of interests and key person risk.

Macquarie is reliant on the ability to hire and retain appropriately qualified staff. The availability of adequate insurance cover is important in order to mitigate the risks across Macquarie's business activities.

The Directors have adopted policies and procedures to control exposure to, and limit the extent of, these risks. Whilst there are inherent limitations in any risk management control system and control breakdowns and system failures can occur, the development and maintenance of effective control systems should provide a solid foundation for risk management.

5.3.8 Regulatory and legal risks

Macquarie's business is subject to substantial regulatory and legal oversight. In particular, Macquarie Group Limited, authorised as a NOHC of an ADI, is regulated by APRA.

Failure to comply with legal and regulatory requirements or government policies may have a material adverse effect on Macquarie and its reputation among customers and regulators and in the market.

Future regulatory and legal developments may also have a material adverse effect on Macquarie. Macquarie operates in a range of jurisdictions with different compliance regimes which are subject to change.

In addition to regulatory consequences associated with CPS, potential changes to the Australian and international regulatory environment may have a material adverse effect on Macquarie. These risks include changes to:

- accounting standards;
- government policies; and
- prudential regulatory requirements, including those administered by APRA.

5.3.9 General business
The financial prospects of any entity are sensitive to the underlying characteristics of its business and the nature and extent of the commercial risks to which the entity is exposed. There are a number of risks faced by Macquarie, including those that encompass a broad range of economic and commercial risks. The risk management framework incorporates active management and monitoring of risks including market, credit, equity, liquidity, operational, compliance, foreign exchange, legal and regulatory risks. These risks create the potential for Macquarie to suffer loss.

The Risk Management Report in Macquarie's 2008 Annual Report (pages 38 to 51) sets out a summary of the key policies which have been put in place by Macquarie to control exposure to risks including credit risk on lending activities, liquidity risk, market risk and operational risk.

5.3.10 Tax risk
Future tax developments or changes to tax laws may also have a material adverse effect on Macquarie. Macquarie operates in a range of jurisdictions with different tax regimes which are subject to change.

A change to tax treatment of any of Macquarie's subsidiary companies may impact the after tax earnings of Macquarie.

5.3.11 Changes in government policy
Macquarie may be affected by changes in government policy or legislation applying generally to companies in an industry of any jurisdiction in which Macquarie operates.

5.3.12 Changes in technology
Technology plays an increasingly important role in the delivery of financial services to customers in a cost effective manner. Macquarie's ability to compete effectively in the future will, in part, be driven by its ability to maintain an appropriate technology platform for the efficient delivery of its products and services.

5.3.13 Other risks
Macquarie's profitability is also subject to a number of other risks including political risk, risks from external events and strategic risks (including acquisitions).

5.3.14 New business risk
The operating strategy of Macquarie is driven by growth and diversification. A number of Macquarie's recent and planned business initiatives and expansions of existing businesses into new jurisdictions may bring Macquarie into contact, directly or indirectly, with individuals and entities that are new clients, with new asset classes and other new products or and new markets.

These business activities expose Macquarie to new and enhanced risks, including reputation risks arising from dealing with a range of new counterparties and investors along with these activities being exposed to the range of risks already outlined in Section 5.3.

The summary of risks in this Section is not exhaustive and you should read this Product Disclosure Statement in full, as well as any documents incorporated by reference, and consult your financial adviser or other professional adviser before deciding whether to invest in CPS.



6

Fees and other co



sts

6

CONSUMER ADVISORY WARNING

Did you know?

Small differences in both investment performance and fees and costs can have a substantial impact on your long term returns.

For example, total annual fees and costs of 2% of your fund balance rather than 1% could reduce your final return by up to 20% over a 30 year period (for example, reduce it from $100,000 to $80,000).

You should consider whether features such as superior investment performance or the provision of better member services justify higher fees and costs.

You may be able to negotiate to pay lower contribution fees and management costs where applicable. Ask the fund or your financial adviser.

To find out more

If you would like to find out more, or see the impact of the fees based on your own circumstances, the Australian Securities and Investments Commission (ASIC) website (www.fido.asic.gov.au) has a managed investment fee calculator to help you check out different fee options.

This Section summarises the fees and other costs that may be payable in respect of the Trust and may be deducted from the assets of the Trust, which may impact the returns on your investment and the fund assets as a whole. As shown in the table below, you will not generally be charged fees and costs. This is because:

- Macquarie is paying the costs incurred in establishing the Trust and carrying out the Offer and has agreed to reimburse the Issuer for the ongoing costs and expenses of operating the Trust; and
- on this basis, the Issuer has waived its right to a management fee under the Constitution.

You should read all the information about fees and costs, because it is important to understand their impact on your investment.

6.1 FEES

None of the fees or other costs set out below are negotiable.

Type of fee or cost	Amount*	How and when paid
Fees when your money moves in or out of the Trust		
Establishment fee: The fee to open your investment.	Nil.	Not applicable.
Contribution fee: The fee on each amount contributed to your investment.	Nil.	Not applicable.
Withdrawal fee: The fee on each amount you take out of your investment.	Nil.	Not applicable.
Termination fee: The fee to close your investment.	Nil.	Not applicable.
Management costs The fees and costs for managing your investment.		Details on how and when management costs are paid are set out below in relation to the individual components of management costs.
Management fee: The fees for managing your investment.	Nil. See Section 6.3.1 for an explanation of the management fees that may be deducted from the Trust assets as a whole. However, you will not generally be charged the management fees as, under the Constitution, the Issuer has waived its rights to the management fees as these will be payable by Macquarie under the terms of the Implementation Deed.	Not applicable.
Other management costs: The ongoing costs and expenses of operating the Trust, including the Offer and establishment costs.	See Section 6.3.2 for an explanation of the other management costs, including the Offer and establishment costs. However, you will not generally be charged other management costs. This is because under the terms of the implementation Deed, Macquarie is paying the costs incurred in establishing the Trust and carrying out the Offer and has agreed to reimburse the Issuer for the ongoing costs and expenses of operating the Trust.	Not applicable.
Service fees		
Investment switching fee: The fee for changing investment options.	Nil.	Not applicable.

* The costs and expenses disclosed in the table are inclusive of GST and net of any input tax credits available.

6.2 EXAMPLE OF ANNUAL FEES AND COSTS

This table gives an example of how the fees and costs in relation to the Trust can affect your investment over a one year period. You should use this table to compare this product with other managed investment products.

Type of fee or cost	Amount	How and when paid
Management costs.	Nil costs to Holders.	For every $50,000 you have invested in the Trust you will be charged $0 each year.
Total cost of Trust (Management costs plus contribution costs).	Nil.	If you had an investment of $50,000 at the beginning of the year, you would be charged a fee of $0*.

* As stated above, management costs and expenses of the Issuer will not reduce the Distribution Rate on CPS.

6.3 ADDITIONAL EXPLANATION OF FEES AND COSTS

If you seek the advice of a financial adviser in connection with applying for CPS, your financial adviser may charge you a fee. The adviser's remuneration will be the amount you negotiate with your adviser.

For more information on taxation implications, see Section 7.

6.3.1 Issuer's fee under the Constitution
Under the Constitution, the Issuer is entitled to receive out of the Trust a fee in respect of each three month period ending on 31 March, 30 June, 30 September and 31 December in each year equal to the greater of:

- the amount calculated at the rate of 0.125% of the gross asset value of the Trust; and
- the Issuer's reasonable estimate of its costs for each three month period ending on 31 March, 30 June, 30 September and 31 December, including all overheads, whether incurred directly by the Issuer or reimbursed by the Issuer to any of its related bodies corporate, in properly performing or exercising any of its powers or duties and providing its services as Responsible Entity for which it is not otherwise reimbursed pursuant to its right of indemnity.

The Issuer's fee accrues daily and is payable, in arrears, as at the end of each three month period ending on 31 March, 30 June, 30 September and 31 December. The fee must be paid within 21 days of the end of each period.

Under the terms of the Constitution, the Issuer waives the whole and any part of the remuneration to which it would otherwise be entitled as this will be paid by Macquarie under the terms of the Implementation Deed.

6.3.2 Expenses of the Trust
The Issuer is indemnified and entitled to be reimbursed out of the Trust for, or entitled to have paid from the Trust, all costs (including, without limitation, any amounts payable to any delegate, attorney, agent or custodian) incurred in the performance of its duties or the exercise of its powers, the course of its office or in relation to the administration or management of the Trust.

Holders will generally not be charged any costs and expenses of the Issuer or the Trust and these costs and expenses will not reduce the Distribution Rate. This is because, under the terms of the Implementation Deed, Macquarie is paying the Issuer's costs incurred in establishing the Trust and carrying on the Offer and has agreed to reimburse the Issuer for the ongoing costs and expenses of operating the Trust while the Issuer is a member of the Group.

6.3.3 Costs of the Offer
For more information about the composition of the Offer and establishment costs, which are being paid by MGL, see Section 8.3.2.14.

6.3.4 Costs of your financial adviser
If you seek the advice of a financial adviser in connection with applying for CPS, your financial adviser may charge you a fee. The adviser's remuneration will be the amount you negotiate with your adviser.

6.3.5 Taxation implications
For more information on taxation implications, see Section 7.

Section 7

If you are considering applying for CPS, it is important that you understand the tax consequences of investing in CPS. You should read the information set out in this Section before deciding whether to invest and discuss the tax consequences with your tax adviser.

Taxation implicati

7

ons

7 Taxation implications

If you are considering applying for CPS, it is important that you understand the tax consequences of investing in CPS.

You should read the information set out in this Section before deciding whether to invest and discuss the tax consequences with your tax adviser.

10 Shelley Street
Sydney NSW 2000

PO Box H67
Australia Square 1213
Australia

ABN: 51 194 660 183
Telephone: +61 2 9335 7000
Facsimile: +61 2 9335 7001
DX: 1056 Sydney
www.kpmg.com.au

The Directors
Macquarie Capital Loans Management Limited
No 1 Martin Place
Sydney NSW 2000

27 May 2008

Dear Directors

Macquarie CPS

This tax summary provides guidance on the Australian income tax and GST implications for investors acquiring, holding and disposing on capital account of CPS to be acquired under this Product Disclosure Statement. The income tax implications can vary depending on the nature and characteristics of each particular investor and their specific circumstances.

Each prospective investor should consult his or her own tax advisor as to the taxation implications of investing in CPS. This summary is intended as a guide only and is not intended to be an authoritative or exhaustive statement of the legislation applicable to all investors. KPMG disclaims all liability to any Holder arising from or in connection with any reliance by the Holder on the contents of this tax summary. This summary should not be relied on by prospective investors as a substitute for obtaining detailed advice in relation to the investor's specific circumstances. The views expressed in this summary are open to challenge by the Australian Commissioner of Taxation and we are unable to give any guarantee that our interpretation will ultimately be sustained in the event of such challenge.

The information contained in this section does not apply to Holders that:

- Hold CPS as trading stock in the course of the carrying on of a business;
- Hold CPS for the purposes of resale at a profit; or
- Are non-residents of Australia for income tax purposes and hold CPS through an Australian branch or permanent establishment.

This summary is based on the Income Tax Assessment Act 1936 ("ITAA 36"), the Income Tax Assessment Act 1997 ("ITAA 97") and A New Tax System (Goods and Services Tax) Act 1999 ("GST Act").

This summary is based on current tax law as at the date of this Product Disclosure Statement. The tax law is frequently being changed, both prospectively and retrospectively. A number of key tax reform measures have been implemented, a number of other key reforms have been deferred and the status of some key reforms remains unclear at this stage.

This summary does not take account of changes to the tax legislation, case law, rulings and determinations issued by the Australian Commissioner of Taxation or other practices of taxation authorities after the date of this PDS.

KPMG's Tax practice is not licensed to provide financial product advice under the Corporations Act and taxation is only one of the matters that must be considered when making a decision on a financial product. You should consider taking advice from an Australian Financial Services Licence holder before making any decision on a financial product.

Australian taxation of Australian resident Holders

Distributions from the CPS Trust – foreign interest income

- Australian resident Holders should include in their assessable income their share of the taxable income of the CPS Trust to which they are presently entitled. The Holders become presently entitled at the time the Issuer makes a determination for Distribution of the taxable income of the CPS Trust. The Distribution should not be a frankable distribution.
- The Distributions in the hands of Holders should retain their character as foreign sourced interest income from Macquarie UK on the Subordinated Notes due to the operation of the foreign hybrid provisions, which deem Macquarie LLC to be a partnership (and consequently a "flow-through" entity) for Australian tax purposes.
- Depending on the circumstances of the Holders, the Distributions should be taxable at their applicable tax rate.

Conversion of CPS for Ordinary or Preference Shares

- In the future circumstance where the CPS are exchanged for Ordinary or Preference Shares in MGL, a CGT event should arise and rollover relief should be available as the CPS should be considered "convertible interests" for CGT purposes. This is on the basis that MGL and the CPS Trust are likely to be regarded as "connected entities."

Sale on ASX, Redemption or Resale of CPS

- Where the CPS are sold on the ASX, Redeemed by the CPS Trust or there is a Resale to a Nominated Purchaser a capital gain may arise to the extent that the proceeds exceed the tax cost base.
- The capital gain realised by certain Holders should be eligible for the 50% CGT discount (for individuals and trusts) or 33 % discount (for complying superannuation funds) provided the CPS were acquired by the Holder at least 12 months before their disposal. Corporate Holders are not eligible for the CGT discount.
- Disposal of CPS for consideration less than their tax cost base should give rise to a capital loss, which may be offset against current or future capital gains.

Future holding of MGL Ordinary or Preference Shares

- Any subsequent dividends credited by MGL on Ordinary or Preference Shares held by Holders should be included in their assessable income as dividend income.

- Generally, where the dividends are franked, Holders will be required to gross up their share of the dividend in their assessable income for any imputation credits attaching to the distribution. Holders may then be able to claim the imputation credits as tax offsets against their Australian tax payable (depending on their circumstances) subject to the holding period rule. Broadly, the holding period rule prescribes the MGL shares to be held for a continuous period of at least 45 days.
- Disposal of the Ordinary or Preference Shares in MGL at a future date should give rise to similar Australian CGT implications to that of the sale / Redemption / Resale of the CPS outlined above.

Australian taxation of non-resident Holders

Distributions from the CPS Trust

- Non-resident Holders should not be taxable on Distributions made by the CPS Trust on the basis that non-residents are only liable for tax on Australian sourced income and these Distributions comprise solely of foreign sourced interest income from Macquarie UK on the Subordinated Notes channelled via Macquarie LLC. Where the Distributions include a capital gain (albeit unlikely) which may arise from redemption of the LPS by Macquarie LLC, such capital gain should be exempt under the non-resident CGT rules.

Sale on ASX, Redemption, Resale or Conversion of CPS

- Any capital gain should be disregarded where the CPS are sold on the ASX, Redeemed by the CPS Trust or Resold by non-resident Holders as the CPS should not constitute taxable Australian Property ("TAP"). Very broadly, TAP includes assets constituting Australian real property. Similar consequences should arise in the event where the CPS are exchanged for Ordinary or Preference Shares in MGL.

Future holding of MGL Ordinary or Preference Shares

- Dividend withholding tax should be withheld by MGL on any unfranked dividends subsequently paid by MGL on the Ordinary or Preference Shares held by non-resident Holders. No tax should be withheld if the dividends are fully franked.
- Dividend withholding tax is a final tax for non-residents and the level of withholding is generally 30%, though this rate may be reduced for residents in Double Tax Agreement countries.
- Any capital gain on disposal of the Ordinary or Preference Shares in MGL at a future date should be disregarded to the extent that these shares do not constitute TAP.

Australian taxation of the CPS Trust

Net income of the CPS Trust

- The CPS Trust should not constitute a public trading trust under Division 6C of the ITAA 36, by virtue of its passive investment in the LPS in Macquarie LLC, which in turn holds Subordinated Notes issued by Macquarie UK as its sole asset. This is on the basis that the holding of shares and the holding of Subordinated Notes should constitute an "eligible investment business" for Division 6C purposes.
- Accordingly, the CPS Trust should not be taxable as a company and its net income (ie. taxable income) should generally be included in the assessable income of the CPS Holders to the extent that the net income is fully distributed by the Issuer (refer below).

- We note that a private ruling has been issued by the Australian Taxation Office ("ATO") to confirm the above position for another taxpayer in similar circumstances.
- To the extent that the "net income" (or taxable income) of the CPS Trust is not fully distributed, Australian resident CPS Holders should be assessable for the appropriate proportion of the undistributed amount pursuant to the "proportionate amount method," being the approach currently preferred by the Tax Commissioner.
- Due to the operation of the foreign hybrid provisions, the net income of the CPS Trust should comprise foreign sourced interest payments payable by Macquarie UK on the Loan Notes to Macquarie LLC.

No tax consolidation with Macquarie

- We understand that after the establishment of the CPS Trust to the time of issue of units to the Holders of the CPS Trust, the CPS Trust will be owned by Macquarie Group Holdings New Zealand Limited and Macquarie Financial Holdings Limited. On this basis, the CPS Trust should not be considered to be part of the MGL tax consolidated group for Australian tax purposes.

Capital gain on redemption of LPS by Macquarie LLC

- As Macquarie LLC should be treated as a partnership and the CPS Trust a partner for Australian tax purposes, redemption of the LPS by Macquarie LLC should be considered to be a disposal by the CPS Trust of its underlying interest in the assets of Macquarie LLC (ie. the Subordinated Notes). Since the partnership is not a separate entity for tax purposes, any capital gain arising from the disposal should be included in the income of the partner (ie. the CPS Trust) and ultimately distributed to the Holders.
- Whilst the disposal of the CPS Trust's interest in the Subordinated Notes should constitute a CGT event for the CPS Trust, it is anticipated that a capital gain should not arise as the proceeds on redemption are expected to equal the tax cost base of the Subordinated Notes. It is important to note that the Subordinated Notes are denominated in Australian Dollars.
- In the unlikely event that a capital gain is realised, there should be no tax consequences for the CPS Trust where the capital gain is fully Distributed to the CPS Holders. The capital gain may be reduced by potential CGT discounts in the hands of the CPS Holders (refer above).
- Should the CPS Trust realise a capital loss on redemption, this loss will be quarantined in the CPS Trust and will not be available for Distribution. Subject to satisfying the relevant tests, the CPS Trust should be able to carry forward the capital loss to offset against its future capital gains.

Pay As You Go ("PAYG")

- Where an Australian resident Holder does not quote their tax file number ("TFN"), the Issuer is required to deduct tax from their Distributions at the highest marginal rate (currently 45%) plus the Medicare levy (currently 1.5%). Business taxpayers may quote an Australian Business Number instead of a TFN. An exemption from quoting a TFN or ABN is available where the Holder is a non-resident and does not have a TFN or ABN.

GST implications for the CPS Trust

- The issue of CPS to Holders who are resident of Australia will be an input taxed financial supply and will not be subject to GST. To the extent that the CPS Trust incurs any GST included in costs associated with the above transactions it may become a cost to the CPS Trust. This is because GST included in costs that relate to the making of input taxed financial supplies is not generally available as an input tax credit, except to the extent of any reduced input tax credits. This will generally be the case for any input taxed supplies that the CPS Trust makes such as the CPS issue.
- However, the issue of CPS to Holders who are not Australian residents are likely to be a GST-free financial supply. Where this is the case, the CPS Trust can recover costs, to the extent that they relate to making such a GST-free financial supply.
- In practice, certain establishment costs may be borne by the Issuer or other parties. To the extent these costs are charged to the CPS Trust as consideration for services of the Issuer, the CPS Trust may be entitled to claim reduced input tax credits.

Yours sincerely

Grant Wardell-Johnson
Partner



Section 8

Addition informati


8
al
on

You should be aware of a number of other matters that have not been addressed in detail elsewhere in this Product Disclosure Statement. These include:

- Section 8.1 – The Trust and the Issuer
- Section 8.2 – Disclosure and availability of information in relation to the Trust
- Section 8.3 – Trust and related instruments
- Section 8.4 – Description of LPS
- Section 8.5 – Summary of rights attaching to Ordinary Shares and Preference Shares
- Section 8.6 – Summary of Subordinated Notes
- Section 8.7 – Summary of other important documents
- Section 8.8 – ASIC and ASX relief
- Section 8.9 – Consents and disclaimers
- Section 8.10 – Complaints handling procedure
- Section 8.11 – Costs of the Offer and interests of experts and advisers
- Section 8.12 – Interests
- Section 8.13 – Investment considerations
- Section 8.14 – Directors' consent to lodgement
- Section 8.15 – Updates to Original Product Disclosure Statement

8.1 THE TRUST AND THE ISSUER

8.1.1 Macquarie CPS Trust

The Trust is a special purpose trust, the sole purpose of which is to issue CPS and invest in LPS. The Trust was registered with ASIC as a managed investment scheme on 13 March 2008. The Trust will have Ordinary Units, which will be held by Macquarie Financial Holdings Limited and Macquarie Group Holdings New Zealand Limited, wholly owned subsidiaries of MGL, who will not hold CPS.

The diagram below provides an overview of the use of proceeds and corporate structure.



MGL
100%
100%
100%
Subordinated Note Guarantee
Macquarie UK
Macquarie Financial Holdings Limited
Macquarie Group Holdings New Zealand Limited
Deed of undertaking
1 LLC Common Share 100%
1 Ordinary Unit 50%
1 Ordinary Unit 50%
Subordinated Notes
Macquarie LLC
LPS
Macquarie CPS Trust
CPS
Holders

8.1.2 The Issuer, Macquarie Capital Loans Management Limited

The current Responsible Entity of the Trust is Macquarie Capital Loans Management Limited which is a member of the Macquarie Group and has been appointed on a temporary basis. It is envisaged that following the issue of CPS, it will be replaced as Responsible Entity by Macquarie CPS Management Limited which is also a member of the Macquarie Group.

The Responsible Entity's role is to manage the Trust in the Holders' best interests and in accordance with the Constitution (summarised at Section 8.3.2), and the law (including the Corporations Act).

8.1.3 Corporate and governance framework

As required under the Corporations Act, the Issuer has adopted the Compliance Plan for the Trust. The Compliance Plan sets out the processes by which the Issuer, as Responsible Entity of the Trust, will ensure compliance with the Constitution and the Corporations Act. The Compliance Plan also sets out procedures for applications, distributions, audit, related party transactions, conflicts of interest and disclosure and reporting requirements.

The Issuer's Board of Directors has appointed a compliance committee for the Trust that consists of a majority of members who are external to the Issuer. The compliance committee's role includes monitoring the Issuer's compliance with the Compliance Plan and to report to the Issuer accordingly.

8.1.4 Composition of the Issuer's Board

The Board of Directors of the Issuer is as follows:

John Roberts (Chairman)
John Roberts joined Macquarie in 1991 and is both joint head of Macquarie Capital Advisers and directly responsible for Macquarie Capital Funds. John is currently a director or alternate director of a number of Macquarie funds including Macquarie Infrastructure Group, Macquarie Airports, Macquarie Communications Infrastructure Group, DUET Group and Macquarie Media Group.

John has a law degree from the University of Canterbury, New Zealand.

Greg Ward
Greg Ward joined Macquarie in 1996 and was appointed Chief Financial Officer in January 1998. He is also a member of Macquarie's Executive Committee.

Greg is a Fellow of the Institute of Chartered Accountants and holds a Master of Economics and is an Associate of the Securities Institute of Australia. Greg has more than 20 years experience in finance and financial services.

Timothy Stiel
Timothy Stiel joined Macquarie in 2001 and leads the team responsible for the taxation and structuring of the listed and unlisted funds managed by Macquarie Capital Funds. Timothy is a member of the Institute of Chartered Accountants and has a Commerce degree from the University of NSW and masters degrees in economics from Macquarie University and taxation law from Sydney University.

Frank Kwok
Frank joined Macquarie in 1997 and is the Global Chief Operating Officer for Macquarie Capital Funds. Prior to his current role, Frank was Chief Financial Officer of Macquarie Airports. Frank has economics and law degrees from the University of Sydney.

8.1.5 Pro-forma financial information

The Trust pro-forma statement of financial position is unaudited and has been prepared under AIFRS. The pro-forma financial information below sets out the expected effect of the Offer on the Trust as at the Issue Date, with $600 million raised through the issue of CPS invested in LPS.

Macquarie CPS Trust pro-forma statement of financial position

Pro-forma as at Issue Date	$ million
Assets	
LPS	600
Total Assets	**600**
Liabilities	
CPS	600
Ordinary Units	–*
Total Liabilities	**600**
Net Assets	**–**
Total Equity	**–**

* Nominal value of $100 for each Ordinary Unit held by Macquarie Financial Holdings Limited and Macquarie Group Holdings New Zealand Limited

The Trust is a sole-purpose vehicle for investing in LPS. Provided that dividends are declared and paid on LPS and MGL complies with its obligations under the Implementation Deed, the Trust will have sufficient working capital to meet its objectives to make scheduled Distributions on CPS (subject to the CPS Terms) and to cover on-going fees and costs associated with the management of the Trust.

8.2 DISCLOSURE AND AVAILABILITY OF INFORMATION IN RELATION TO THE TRUST

Following the issue of CPS, the Trust will be a disclosing entity for the purposes of the Corporations Act and will be subject to regular reporting and disclosure obligations under the Corporations Act and the Listing Rules.

These obligations require that ASX be continuously notified of information about specific events and matters as they arise for the purpose of ASX making the information available to the market operated by ASX. In particular, the Issuer will have an obligation under the Listing Rules (subject to certain limited exceptions) to notify ASX immediately of any information concerning the Trust of which it becomes aware and which a reasonable person would expect to have a material effect on the price or value of CPS.

The Issuer will also be required to lodge with ASIC both yearly and half-yearly financial statements accompanied by a Directors' statement and report, and an audit or review report.

8.3 TRUST AND RELATED INSTRUMENTS

8.3.1 Related information

Rights attaching to CPS are contained in the:

- Constitution – the key provisions of which are summarised in Section 8.3.2;
- CPS Terms (included as Schedule 1 to the Constitution, set out in full in Appendix A and summarised in Sections 1 and 2); and
- the Corporations Act, the Listing Rules and the general law relating to trusts.

Some of the rights attaching to CPS are linked with rights arising under other documents, for example:

- CPS will be Converted into Ordinary Shares in certain circumstances. The rights attaching to Ordinary Shares are set out in the Macquarie Constitution. For a summary of important rights attaching to Ordinary Shares – see Section 8.5.1;
- the gross proceeds raised through the issue of CPS are invested in LPS which are issued by Macquarie LLC. For a summary of important rights attaching to LPS – see Section 8.4;
- the proceeds raised through the issue of LPS by Macquarie LLC will be invested in Macquarie UK through the Subordinated Notes. For a summary of the Subordinated Notes – see Section 8.6;
- MGL has given certain undertakings to the Issuer in relation to CPS, LPS and the Trust under the Implementation Deed. For a summary of the Implementation Deed – see Section 8.7.1; and
- MGL has also given certain undertakings directly to Holders in relation to CPS under the Deed of Undertaking. For a summary of these undertakings – see Section 8.7.4;
- MGL has given certain undertakings to the holders of Subordinated Notes (expected to be Macquarie LLC) to guarantee the payment of principal and interest payable on the Subordinated Notes – see Section 8.6.

8.3.2 Trust

The Issuer holds the assets of the Trust on trust for Holders and the Ordinary Unitholders ('Unitholders').

8.3.2.1 Beneficial interest in the Trust

The beneficial interest in the Trust is divided into units. There are two classes of units: CPS and Ordinary Units. Macquarie Group Holdings New Zealand Limited and Macquarie Financial Holdings Limited own one Ordinary Unit each.

The main rights attaching to CPS under the CPS Terms are summarised in Sections 1 and 2. The Ordinary Units carry voting rights, limited rights to a distribution and rights on a winding up of the Trust that rank behind CPS. The holders of Ordinary Units have no right to have their Ordinary Units redeemed.

8.3.2.2 Nature of interest

A CPS or Ordinary Unit confers no interest in any particular asset of the Trust, and no Unitholder is entitled to require the transfer to them of any of the assets of the Trust. Unitholders must not interfere with the rights or powers of the Issuer under the Constitution.

8.3.2.3 Transfers

Subject to the Listing Rules and the Corporations Act, while CPS are Officially Quoted, the Issuer may refuse to register a transfer of CPS or request ASTC or the Registry, as the case may be, to apply a holding lock to prevent a transfer of CPS for any reason. However, the Listing Rules substantially restrict when the Issuer may refuse to register a transfer.

8.3.2.4 Meetings

Unitholders are entitled to attend and vote at meetings in person or in proxy. In certain circumstances governed by the Corporations Act, Unitholders can call a meeting. A resolution passed at a meeting of Unitholders binds all Unitholders whether or not they are present.

8.3.2.5 Termination
The Trust terminates on the earlier of:

- the date specified by the holders of Ordinary Units as the date of termination of the Trust in a notice given to the Issuer; and
- the date on which the Trust terminates by law.

8.3.2.6 Winding up
On winding up of the Trust, the net proceeds of realisation after making allowance for all liabilities of the Trust (including income entitlements of Unitholders and meeting the expenses of the termination), must be distributed:

- first to Holders, for each CPS held as at termination an amount equal to the Liquidation Amount; and
- second, the balance (if any) to the Ordinary Unitholders.

8.3.2.7 Annual accounts
Every Unitholder has a right to receive copies of the Trust's annual accounts and accompanying reports.

8.3.2.8 Unitholder liability
The Constitution contains provisions designed to limit the liability of a Unitholder to the application price of their units. While it is generally considered that such provisions will be effective, this has not been definitively determined by the courts. In certain circumstances, the Issuer is entitled to be indemnified by a Unitholder to the extent the Issuer incurs a liability for taxation in connection with their units. Joint Unitholders are jointly and severally liable in respect of all payments.

8.3.2.9 Powers
The Issuer has all the powers in respect of the Trust it is possible to confer on a trustee and as though it were the absolute owner of the assets and acting in its personal capacity.

8.3.2.10 Investments
The Issuer, in its capacity as Responsible Entity of the Trust, must not acquire any interest in any asset other than LPS, interests in bank accounts in which income or capital of the Trust is invested, cash, rights and benefits under the transaction documents, and income or other rights arising in connection with those assets.

8.3.2.11 Complaints
The Issuer must handle complaints made by Unitholders under Australian standards, the Constitution and its AFSL conditions. The Issuer is a member of an independent complaints resolution body – see Section 8.10.

8.3.2.12 Liability of the Issuer
Subject to the Corporations Act, the Issuer is not liable to Unitholders for any loss suffered in any way relating to the Trust. Subject to the Corporations Act, the liability of the Issuer to any person other than Unitholders is limited to the Issuer's ability to be indemnified from the assets of the Trust.

8.3.2.13 Indemnity
The Issuer is entitled to be indemnified out of the assets of the Trust for any liability incurred by it in properly performing its powers and duties in relation to the Trust. To the extent permitted by the Corporations Act, this indemnity extends to any liability incurred as a result of an act or omission by a delegate or agent of the Issuer, and continues to apply after the Issuer retires or is removed.

The Issuer is entitled to exercise its rights of indemnification or reimbursement from the Trust assets to satisfy a liability to any creditor of the Issuer (as trustee of the Trust) notwithstanding that the Trust may have suffered a loss or may have diminished in value as a consequence of any unrelated act, omission or breach of trust by the Issuer or its agent or delegate.

The assets of the Trust include the rights and benefits under the Implementation Deed, which include an undertaking by MGL to indemnify the Issuer for costs and losses incurred in connection with the Trust or CPS. See Section 8.7.1 below.

8.3.2.14 Issuer fees
In consideration of the Issuer performing its role as Responsible Entity of the Trust, the Issuer is entitled to be paid the fees set out in Section 6. Macquarie has agreed to pay these fees as set out in Section 8.7.1 below.

8.3.2.15 Retirement of the Issuer
The Issuer may retire where permitted by law, and must retire when required by law.

8.3.2.16 Replacement of the Issuer as Responsible Entity
It is intended that the current Responsible Entity of the Trust will be replaced by Macquarie CPS Management Limited (ACN 131 311 021). Macquarie CPS Management Limited is another member of the Macquarie Group with its registered office at 1 Martin Place, Sydney. Macquarie CPS Management Limited will be specifically set up to act as Responsible Entity of the Trust.

8.3.2.17 Retirement or removal of the Responsible Entity

The Responsible Entity may only retire as permitted by law (and this usually involves a meeting of Unitholders to vote on a new Responsible Entity), and must retire as required by law. The change from Macquarie Capital Loans Management Limited to Macquarie CPS Management Limited as Responsible Entity can take place without a Unitholder meeting, subject to the approval by ASIC of the Macquarie CPS Management Limited obtaining an AFSL to act as a Responsible Entity. By applying for CPS, you are taken to have agreed to Macquarie Capital Loans Management Limited's retirement and replacement as the Responsible Entity of the Trust.

8.3.2.18 Amendments to the Constitution

Subject to the Corporations Act, the Issuer may amend the Constitution by resolution passed by Unitholders holding 75% of the value of units voted on the resolution or by deed executed by the Issuer. The rights attaching to a class of units may only be amended or varied by Special Resolution of members of that class. Each Unitholder agrees not to exercise these rights in a manner which the holders of Ordinary Units reasonably consider, and notify the Issuer, may adversely affect their interests or those of Macquarie without consent of the holders of Ordinary Units.

8.3.2.19 How to transfer CPS

All CPS are transferable through CHESS.
Electronic transfers must be made under the ASTC Settlement Rules.

8.3.2.20 Listing Rules

It is intended that the Trust will be listed on ASX and if and when this occurs, the Listing Rules will apply to the Trust (subject to the Listing Rule waivers set out in Section 8.8.2).

8.3.2.21 Persons bound

The Constitution and the CPS Terms bind the Issuer and each present and future Holder and any person claiming through any of them.

8.3.2.22 Rights of the Issuer

The Issuer and its associates may hold units in the Trust in any capacity. Subject to the Corporations Act, nothing in the Constitution restricts the Issuer (or its associates) from dealing with itself (as Responsible Entity of the Trust or in another capacity), an associate, any member of the Macquarie Group or with any Unitholder and may derive and retain for itself any benefits from these dealings. The Issuer may act as trustee or responsible entity for other managed investment schemes.

8.4 DESCRIPTION OF LPS

LPS will be preferred limited liability company interests in Macquarie LLC.

It is expected that LPS will be issued on or before the Issue Date.

Prior to and including 30 June 2013, LPS will entitle the holder (expected to be the Trust) to semi-annual fixed rate discretionary non-cumulative distributions, and thereafter, to quarterly floating discretionary non-cumulative distributions.

LPS have a face value of, and will be issued for, $100 each. The initial fixed distribution rate will be set by reference to the Distribution Rate of CPS and the subsequent floating distribution rate will be calculated on the 90 day Bank Bill Rate plus a margin.

LPS will not be securities of Macquarie or any controlled entity of Macquarie (other than Macquarie LLC) and will not be guaranteed by Macquarie or another controlled entity of Macquarie. LPS will confer on the holder no right to wind up Macquarie LLC and will confer no rights to the assets of Macquarie LLC.

8.5 SUMMARY OF RIGHTS ATTACHING TO ORDINARY SHARES AND PREFERENCE SHARES

8.5.1 Summary of rights attaching to Ordinary Shares

8.5.1.1 Issue of Ordinary Shares

Ordinary Shares will be issued to Holders on certain events - see Section 2.6 for further details of a Mandatory Conversion and when it may occur.

8.5.1.2 Description of key features of Ordinary Shares

The rights and liabilities attaching to Ordinary Shares are set out in the Macquarie Constitution and are also regulated by the Corporations Act, Listing Rules and the general law.

This Section briefly summarises the key rights attaching to Ordinary Shares. It is not intended to be an exhaustive summary of the rights and obligations of holders of Ordinary Shares. A copy of the Macquarie Constitution can be obtained as provided under Section 4.1.

The key rights attaching to Ordinary Shares are as follows:

- the right to vote at general meetings of MGL on the basis of one vote per fully paid Ordinary Share (or a fraction of a vote in proportion to the capital paid up on that Ordinary Share) on a poll;
- the right to receive dividends declared from time to time in proportion to the capital paid up on the Ordinary Shares held by each holder (subject to the rights of holders of securities carrying preferred rights including Preference Share holders);
- the right to receive information required to be distributed under the Corporations Act and the Listing Rules; and
- the right to participate in a winding up of MGL at the discretion of the liquidator.

8.5.2 Summary of rights attaching to Preference Shares

8.5.2.1 Issue of Preference Shares

Preference Shares will be issued to Holders on certain events – See Section 2.9.1 for further details of a Preference Share Exchange and when it will occur.

8.5.2.2 Description of key features of Preference Shares

Preference Shares are non-cumulative, perpetual preference shares in the capital of MGL.

Preference Shares entitle the holders of Preference Shares to a discretionary non-cumulative dividend at the same rate, and on the same payment dates, as applies to Distributions on CPS. This dividend is payable in priority to the payment of a dividend on Ordinary Shares.

8.5.2.3 Mandatory Conversion

Preference Shares are mandatorily convertible into Ordinary Shares in substantially the same circumstances and on the basis of a substantially similar conversion formula to CPS – See Section 2.6. MGL may also redeem, convert or resell Preference Shares, in substantially the same circumstances as the Issuer is entitled to Redeem, Convert or Resell CPS, as described in Section 2. Holders of Preference Shares have no right to request a redemption, conversion or resale of Preference Shares.

8.5.2.4 Limited rights in a winding-up

In a winding up of MGL, the holder of a Preference Share will be entitled to be paid out of any surplus remaining after payment of all amounts due to creditors of an amount equal to the issue price of the Preference Share and any dividend determined to be paid on the Preference Shares but unpaid at that date.

8.5.2.5 Restriction on MGL

MGL undertakes to holders of Preference Shares, on the same terms as the Distribution Restriction in respect of CPS (which is described in Section 8.7.4), not to pay interest, dividends or other distributions or payments in respect of, or effect any redemption, reduction, cancellation or repurchase of, Equal Ranking Securities and Junior Securities if a dividend has not been paid within five Business Days of a scheduled dividend payment date for the Preference Shares.

8.5.2.6 Rights in relation to meetings

Preference Shares entitle the holders of Preference Shares to receive meeting materials provided to holders of Ordinary Shares, attend and be heard at all meetings of MGL but only entitle holders of Preference Shares to vote in the following circumstances:

- during a period during which a dividend (or part of a dividend) in respect of the Preference Share is in arrears;
- on a proposal to reduce MGL's share capital (other than in respect of the Preference Shares);
- on a resolution to approve the terms of a Buy-Back Agreement (other than a resolution to approve a buy-back of the Preference Shares);
- on a proposal that affects rights attached to the Preference Shares;
- on a proposal to wind up MGL;
- on a proposal for the disposal of the whole of MGL's property, business and undertaking;
- during the winding up of MGL.

Each Preference Share entitles the holder of the Preference Share to one vote in the circumstances described above.

8.5.2.7 Quotation on ASX

MGL undertakes to use its reasonable endeavours to obtain quotation of any Preference Shares on ASX.

8.6 SUMMARY OF SUBORDINATED NOTES

The Subordinated Notes will be subordinated, unsecured obligations of Macquarie UK, a subsidiary of MGL. The Subordinated Notes are guaranteed on a subordinated basis by MGL ("Subordinated Guarantee"). The Holders do not have the benefit of this Subordinated Guarantee.

The Subordinated Notes will be issued on or before the Issue Date. The Subordinated Notes will have the following features.

Prior to (and including) 30 June 2013, they will entitle the holder of Subordinated Notes (expected to be Macquarie LLC) to semi-annual fixed rate discretionary non-cumulative distributions, and thereafter, to quarterly floating discretionary non-cumulative distributions.

Subordinated Notes will have a face value of, and will be issued for, $100 each. The initial fixed distribution rate will be fixed at the time of their issue and the subsequent floating distribution rate will be calculated on the face value at the 90 day Bank Bill Rate plus a margin.

In a winding up of Macquarie UK, the claims of the holder of Subordinated Notes (expected to be Macquarie LLC) will rank junior to the claims of all other creditors of Macquarie UK who are entitled to be admitted in a winding up of Macquarie UK and whose claims are not otherwise expressed to be equal to or subordinate to the claims of the holder of the Subordinated Notes. All such other creditors must be paid in full before the claims of the holder of the Subordinated Notes is paid.

The Subordinated Notes will not be securities of MGL or any controlled entity of MGL other than Macquarie UK and will not be guaranteed by any controlled entity of MGL. The Subordinated Notes are guaranteed on a subordinated basis by MGL.

In a winding up of MGL the claims of a beneficiary under the Subordinated Guarantee will rank junior to the claims of all other creditors of MGL who are entitled to be admitted in a winding up of MGL and whose claims are not otherwise expressed to be equal to or subordinate to the claims of a beneficiary under the Subordinated Guarantee and all such other creditors must be paid in full before the claims of a beneficiary under the Subordinated Guarantee is paid.

8.7 SUMMARY OF OTHER IMPORTANT DOCUMENTS

8.7.1 Implementation Deed

The Issuer and MGL will enter into an Implementation Deed to give effect to certain agreements between them in relation to CPS and the Trust.

8.7.1.1 Fees and expenses

MGL agrees to pay the Issuer's fees and expenses incurred by the Issuer in relation to the proper performance of its duties in connection with the Trust or CPS including, but not limited to, the Issuer's remuneration (if any) pursuant to the Constitution, the costs in establishing and administering the Trust, convening meetings of Holders, terminating the Trust, replacing the Responsible Entity of the Trust, prosecuting or defending any litigation in connection with CPS or the Trust, auditing the Trust, operation of the compliance committee established by the Issuer for the Trust, underwriting liabilities, tax liabilities and legal fees, GST, financial institution fees and registry fees while the Issuer is a member of the Macquarie Group.

8.7.1.2 Indemnity

MGL agrees to indemnify the Issuer for any liabilities of the Issuer in connection with the Trust or CPS, for so long as the Issuer is a member of the Macquarie Group.

8.7.1.3 Provision of information

Macquarie agrees to provide certain information in relation to Macquarie to the Issuer to assist in compliance with its continuous disclosure obligations.

8.7.1.4 Macquarie undertakings in respect of CPS

MGL has made the following undertakings to the Issuer in respect of CPS, who holds the benefit of the undertakings on trust for Holders:

- to comply with any obligations expressed to be imposed on MGL under the CPS Terms; and
- if it fails to comply with any such obligations, the Issuer may give MGL a breach notice. Such notice once given is irrevocable and has the effect provided in the CPS Terms.

These obligations include:

- to comply with the Distribution Restriction;
- to issue Ordinary Shares if the Issuer elects to or is required to Convert CPS in accordance with the CPS Terms; and
- to issue Preference Shares if required to do so in accordance with the CPS Terms.

MGL and the Issuer agree that the consequences of a breach by MGL of these undertakings are limited to giving the Issuer the rights expressly set out in the CPS Terms.

The sole remedy of the Issuer against MGL for breach or failure to perform or observe these obligations is to require MGL to issue to Holders, Preference Shares in Exchange for each CPS, pursuant to clause 9 of the CPS Terms.

8.7.1.5 MGL undertaking in respect of LPS

MGL undertakes to comply with any obligations expressed to be imposed upon it under the terms of issue of LPS.

8.7.1.6 Obligation to seek quotation

MGL undertakes to use its reasonable endeavours to obtain quotation of any Ordinary Shares issued upon Conversion and any Preference Shares issued upon a Preference Share Exchange on ASX.

8.7.1.7 Replacement of Responsible Entity

MGL's undertakings to the Issuer will apply to any entity which replaces the Issuer as Responsible Entity of the Trust.

8.7.2 Custody Deed

The Custodian is appointed by the Issuer to hold such assets and title documents of the Trust as the Issuer may direct. The Custody Deed sets out the Custodian's role in detail including its rights and obligations and a clause limiting its liability.

8.7.3 Offer Management Agreement ("OMA")

The Issuer and MGL have entered into an OMA with the Joint Lead Managers. Macquarie Capital Advisers is sole Arranger and a Joint Lead Manager. Under the OMA, the Joint Lead Managers have agreed to conduct a Bookbuild for the purpose, amongst other things, of establishing the Margin and determining the allocation of CPS.

The following is a summary of the principal provisions of the OMA.

8.7.3.1 Fees

The fees payable to the Joint Lead Managers are set out in Section 8.11. The fees must be paid in cleared funds on or before the Issue Date.

8.7.3.2 Representations, warranties and undertakings
Under the OMA, MGL and the Issuer make various representations and warranties in relation to this Product Disclosure Statement, compliance with the Corporations Act, conduct of the Offer in accordance with this Product Disclosure Statement, the Macquarie Constitution and the Trust Constitution (as applicable), the OMA and the Corporations Act. The Issuer also warrants that it has the power (including under the Constitution) to enter into and perform transactions and agreements in connection with the OMA and the Offer.

Macquarie has undertaken not to make any further issues of any shares in MGL, convertible or exchangeable securities which convert or exchange into shares in MGL, or that represent a right to receive shares in MGL, for a period of 60 days after the Issue Date without the consent of the Joint Lead Managers other than pursuant to the Offer, a dividend reinvestment plan, an employee incentive scheme, or an issue made pursuant to a written agreement entered into before the date of the OMA.

8.7.3.3 Termination events
The Joint Lead Managers may terminate the OMA after the happening of any one or more of the following events (non-exhaustive list):

- unconditional approval (or conditional approval, provided such condition would not, in a reasonable opinion of the Joint Lead Managers, have a material adverse effect) for Official Quotation of CPS or admission of the Trust to the Official List is refused, or is not granted by the listing approval date, or is withdrawn;
- ASIC issues a stop order or similar proceeding in relation to this Product Disclosure Statement;
- this Product Disclosure Statement does not comply with the Corporations Act, the Listing Rules or any other applicable law or regulation;
- the Issuer withdraws this Product Disclosure Statement or the Offer;
- at any time following the successful completion of the Bookbuild, the UBS Composite Bond Index (All Maturities) is at any time at a level which is 2.0% or more below its closing level on the last market close on the day immediately prior to the day of successful completion of the Bookbuild;
- the credit rating assigned to MGL or to CPS at the date of the OMA by Standard & Poor's or Moody's Investor Services is downgraded or withdrawn or that credit rating is placed on negative outlook or credit watch negative;
- the S&P ASX 200 Index:
  (i) closes on three consecutive Business Days at a level that is 10% or more below the closing level of the S&P ASX 200 Index as at the close of trade on the day immediately prior to the day of successful completion of the Bookbuild ("**Starting Level**");
  (ii) closes at a level that is 10% or more below the Starting Level for consecutive days, excluding the Issue Date, in the period of three business days prior to the Issue Date; or
  (iii) at any time falls to a level that is 15% or more below the Starting Level.
  - one of the following occurs:
  (i) a general moratorium on commercial banking activities in Australia, the United States or the United Kingdom is declared by the relevant central banking authority in any of those countries, or there is a material disruption in commercial banking or security settlement or clearance services in any of those countries;
  (ii) trading in all securities quoted or listed on ASX, the London Stock Exchange or New York Stock Exchange is suspended or limited in a material respect for more than one day on which that exchange is open for trading; or
  (iii) there is a suspension or material limitation in trading in MGL's securities on ASX (other than in connection with the Bookbuild);

  in each case the effect of which is such as to make it, in the reasonable judgment of the Joint Lead Managers, impracticable to market the Offer or to enforce contracts to sell CPS; or
- after the successful completion of the Bookbuild:
  (i) there is an outbreak or major escalation of hostilities involving any one or more of Australia, the United States, the United Kingdom, Hong Kong, China, any member of the European Union, Japan or Singapore or the declaration by any of these countries of a national emergency or war, or a major terrorist attack is perpetrated on any of those countries; or
  (ii) the occurrence of any calamity or crisis or any change in financial, political or economic conditions or currency exchange rates or controls in Australia, the United States, the United Kingdom,

  which would have a material adverse effect on the success or settlement of the Offer.

In addition, the Joint Lead Managers may terminate the OMA after the happening of any one or more of the following events (non-exhaustive list) where in the reasonable opinion of the Joint Lead Managers this event has or is likely to have a materially adverse effect on the outcome of the Offer or give rise to a material liability of the Joint Lead Managers under any law or regulation:

- an adverse change in the assets, liabilities, financial position or performance, profits, losses, or prospects of the Issuer or the Macquarie Group; or
- a change in senior management as described in this Product Disclosure Statement or the Board of Directors of the Issuer or MGL other than the appointment of a Director to the MGL Board; or
- contravention by the Issuer, MGL or the Trust of the Corporations Act, the Constitution, or any of the Listing Rules; or
- a change in law is introduced which is likely to prohibit or materially adversely regulate the Offer, capital issues, or stock markets or materially adversely affect the tax treatment of CPS; or
- a warranty contained in the OMA is not true or correct.

8.7.3.4 Indemnity

Macquarie indemnifies the Joint Lead Managers and its related bodies corporate and each of their officers, employees and advisers against liabilities in connection with its appointment under the OMA except to the extent that those liabilities arise from the fraud, recklessness, willful misconduct or negligence of those parties, or their breach of the OMA.

8.7.4 Deed of Undertaking

Under the Deed of Undertaking, if for any Distribution Period, Distributions are not paid in full by the Issuer within five Business Days of the relevant Distribution Payment Date by reason of the limitations set out in the CPS Terms, MGL undertakes in favour of each Holder that no member of the Macquarie Group will:

- pay any interest, dividends or other distributions or payments in respect of Equal Ranking Securities and Junior Securities; or
- (if permitted) effect any redemption, reduction, cancellation or repurchase of Equal Ranking Securities and Junior Securities,

until, in the case of both of the above, the first to occur of:

- an Optional Distribution equal to the amount of any Distribution (or part thereof) missed during the 12 months preceding the date of the Optional Distribution is paid by the Issuer in accordance with the CPS Terms; or
- all Distributions scheduled to be paid in respect of CPS during the preceding 12 months have been paid in full by the Issuer in accordance with the CPS Terms; or
- all CPS have been Converted, Redeemed or Exchanged for Preference Share in accordance with the CPS Terms (the "Distribution Restriction").

The Distribution Restriction does not apply in all circumstances where a Distribution has not been paid in full by the Issuer within five Business Days of a Distribution Payment Date. These circumstances are described in full in clause 2.8 of the CPS Terms. The consequences of a breach of this undertaking by MGL are limited to the rights of the Issuer which are expressly set out in clause 9 of the CPS Terms. In the event of a breach of this undertaking, Holders of 10% of CPS by value will be permitted to deliver a notice to MGL triggering a Preference Share Exchange.

Under the Deed of Undertaking, if there is a Redemption, Resale or Conversion before 30 June 2013 (except where that is a result of a RE Removal Event or a Trust Winding Up (Holder Resolution) Event where the meeting to consider the relevant resolution is called by one or more Holders or the Issuer, in either case without the consent of MGL), or where there is an Exchange following an Acquisition Event before 30 June 2013, MGL undertakes (the "Make-Whole Undertaking") to the Holders to:

(a) in the case of a Redemption or Resale, pay them, or procure that a third party pays them, the Make-Whole Amount (described below);

(b) in the case of a Conversion, allot them an additional number of Ordinary Shares determined by reference to the Make-Whole Amount.

The Make-Whole Amount is an amount determined by MGL and notified to Holders to be the amount, if any, by which the discounted value of the remaining scheduled payments exceeds $100. The remaining scheduled payments are the redemption price of $100 and all Distributions that would be scheduled to be paid after the Exchange Date if CPS were not being Exchanged before 30 June 2013, but would be Redeemed on 30 June 2013. If the Exchange Date is not 30 June or 31 December, then the amount of the next succeeding scheduled Distribution (for the purposes of calculating the Make-Whole Amount) will be reduced by the amount of the accrued Distribution scheduled to be paid on the Exchange Date.

The interest rate applied in determining the discounted value of remaining scheduled payments will be 1.2% plus the yield to maturity implied by the mid-market swap rate (expressed as a semi-annual rate) reported as of the Exchange Date.

In the event of a Conversion before 30 June 2013, the number of additional Ordinary Shares to be issued by MGL will be the number calculated by dividing the Make-Whole Amount (calculated as if CPS were being Redeemed on the date of Conversion), by the Ordinary Share Issue Price.

The Make-Whole Undertaking applies, in the same terms as described above in favour of Holders, to the holders of Preference Shares, where there is a redemption, resale or conversion of Preference Shares before June 2013.

If MGL fails to comply with the Make-Whole Undertaking, the Distribution Restriction will apply until MGL does comply. Holders and holders of Preference Shares will have no other claim (including for damages) and no other right arising from MGL's failure to comply.

8.7.5 Compliance Plan

The Compliance Plan for the Trust describes the procedures that the Issuer applies, as Responsible Entity of the Trust, to ensure compliance with the Corporations Act and the Constitution.

The Board of the Issuer will oversee the Issuer's procedures for complying with the Compliance Plan, the Constitution and the Corporations Act.

Copies of the Compliance Plan and Constitution are available free of charge and can be obtained by contacting the Issuer on 1800 622 812.

8.8 ASIC AND ASX RELIEF

8.8.1 ASIC relief

Applications for declarations, modifications and exemptions from the application of provisions of the Corporations Act have been made to ASIC in relation to the following matters:

- a modification of Chapter 5C of the Corporations Act so that the provisions of Part 5C.6 and section 601GA(4) relating to the withdrawal from a registered scheme are modified in how they apply to an Exchange or Preference Share Exchange;
- a modification of section 707(3) of the Corporations Act to enable persons to on-sell Ordinary Shares and Preference Shares without an Australian disclosure document where they have received the Ordinary Shares or Preference Shares in accordance with the CPS Terms;
- an exemption from section 1016B of the Corporations Act in respect of the Replacement Product Disclosure Statement such that the exposure period requirements do not apply to the Replacement Product Disclosure Statement;
- an exemption from section 601FC(1)(d) of the Corporations Act to permit the unequal treatment of Holders in circumstances where CPS held by a foreign Holder are to be Converted into Ordinary Shares or Exchanged into Preference Shares and the laws in force in the foreign Holder's place of residence may not permit the issue of Ordinary Shares or Preference Shares without specific disclosure;
- to enable the Issuer to amend, repeal or replace the Constitution with the consent of its Ordinary Unitholders without having to hold a meeting where wholly owned subsidiaries of MGL are the only Ordinary Unitholders of the Trust;
- an exemption from section 1013K(1) of the Corporations Act to permit the inclusion of credit ratings in this Product Disclosure Statement without the consent of the ratings agencies; and
- a modification of section 601FL(1) of the Corporations Act to permit the Issuer to retire, and Macquarie CPS Management Limited to be appointed, as Responsible Entity of the Trust without the need for a meeting or vote of members of the Trust.

8.8.2 ASX relief

Application has been made to ASX for the following waivers from, and confirmations in relation to, the Listing Rules ("LR"):

- LR 1.1, Condition 1: a confirmation that the structure and operations of the Trust are appropriate for a listed entity;
- LR 1.1, Condition 5: a waiver to the extent necessary to permit the Trust to issue CPS with the mandatory Exchange provisions under the CPS Terms;
- LR 1.1, Condition 6: a confirmation that CPS are treated as the Trust's main class of securities;
- LR 1.3: a confirmation that the Trust will not be treated as an "investment entity" for the purposes of the "assets test";
- LR 1.3.5(a): a confirmation that the Trust does not have to provide accounts for the last three years and a pro-forma balance sheet;
- LR 6.1: a confirmation that the CPS Terms and the terms of the Preference Shares are appropriate and equitable;
- LR 6.12: a confirmation that LR 6.12 does not apply to any Exchange of CPS in accordance with the CPS Terms;
- LR 10.1: a confirmation that LR 10.1 will not apply to the subscription for LPS;
- LR 10.11: a waiver to permit the issue of CPS (and any Ordinary Shares and Preference Shares into which CPS may be Exchanged) to the Directors of the Issuer (and their associates) or the Directors of MGL (and their associates) on condition that each Director of the Issuer and MGL (and their associates) is restricted to applying for no more than 0.02% of the total issue of CPS and that they are collectively restricted to applying for no more than 0.2% of the total issue of CPS and a confirmation that exception 9 of LR 10.12 applies to any issue of CPS to Macquarie Capital Advisers as underwriter of the Offer;

– LR 11.1 and 11.2: confirmation that the Issuer will not be required to hold a meeting of Unitholders on an Exchange of CPS in accordance with the CPS Terms; and
– deferred settlement trading: approval to allow CPS to trade on a deferred settlement basis for a short time following the Issue Date and quotation of CPS on ASX.

8.9 CONSENTS AND DISCLAIMERS

8.9.1 Consent to be named

The following parties have given and have not, before the lodgement of this Product Disclosure Statement with ASIC, withdrawn their written consents to be named in this Product Disclosure Statement in the forms and context in which they appear:

– Mallesons Stephen Jaques, as legal adviser in relation to the Offer;
– PwC as auditor of Macquarie and who has provided financial due diligence services and accounting advice to Macquarie in relation to the issue;
– KPMG as Taxation adviser;
– Macquarie Capital Advisers as sole Arranger to the Offer;
– Citi, GSJBW, JPMorgan, Macquarie Capital Advisers, nabCapital, UBS and Westpac as Joint Lead Managers to the Offer;
– Citi Smith Barney Pty Limited, Macquarie Private Wealth (a division of Macquarie Equities Limited), National OnLine Trading Limited, Ord Minnett Limited, Tolhurst Ltd and Westpac Institutional Bank (a division of Westpac Banking Corporation) as Joint Lead Manager Brokers;
– Trust Company, as the Custodian of the assets of the Trust; and
– Computershare, as Registry to the Offer.

8.9.2 Consent to the inclusion of statements

KPMG has given, and has not withdrawn before the lodgement of this Product Disclosure Statement with ASIC, its consent to the inclusion of the taxation report in this Product Disclosure Statement, in the form and context in which it appears in Section 7.

Macquarie has given, and has not withdrawn before lodgement of this Product Disclosure Statement with ASIC, its consent to the statements attributed to it in this Product Disclosure Statement.

8.9.3 Disclaimer

Each person referred to in Section 8.9.1:

– does not make, or purport to make, any statement in this Product Disclosure Statement other than those statements referred to above in Section 8.9.2 next to that person's name, as consented to by that person; and
– to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any part of this Product Disclosure Statement other than as described in Section 8.9.2 with that person's consent.

The Registry has had no involvement in the preparation of any part of this Product Disclosure Statement other than being named as Registry to the Offer. The Registry has not authorised or caused the issue of any part of this Product Disclosure Statement.

Trust Company was not involved in the preparation of this Product Disclosure Statement (other than being named as Custodian of the Trust).

National OnLine Trading Ltd ABN 83 089 718 249 ("NOLT") is a related body corporate of National Australia Bank Limited ABN 12 004 044 937 ("nab"), but nab does not guarantee the obligations or performance of NOLT or the services it offers. NOLT is not an authorised deposit-taking institution and NOLT's obligations do not represent deposits or other liabilities of nab.

8.10 COMPLAINTS HANDLING PROCEDURES

If Holders have a complaint about the Issuer in connection with the Trust then they can refer the matter in writing to:

The Complaints Handling Officer
Macquarie Capital Loans Management Limited
Level 7
1 Martin Place
Sydney NSW 2000

A Holder may lodge any complaints by writing to the Issuer at the address above. The Issuer will always acknowledge any complaint in writing and respond within 45 days.

The Issuer is a member of the Banking and Financial Services Ombudsman (BFSO) scheme. If a Holder is dissatisfied with the response from the Issuer, the Holder can lodge the complaint with the BFSO:

Banking and Financial Services Ombudsman
GPO Box 3
Melbourne VIC 3001
Phone: 1300 78 08 08

Please note that from 1 July 2008, BFSO will merge with other schemes to form the Financial Ombudsman Service (FOS). FOS will be contactable on the above number but other contact details may change after 1 July 2008. Please ring that number to check.

8.11 COSTS OF THE OFFER AND INTERESTS OF EXPERTS AND OTHER ADVISERS

Set out below are the interests of experts and advisers named in this Product Disclosure Statement to the date of this Product Disclosure Statement in relation to the Offer.

Macquarie Capital Advisers is acting as sole Arranger and Joint Lead Manager to the Offer. Citi, GSJBW, JPMorgan, nabCapital, UBS and Westpac are acting as Joint Lead Managers to the Offer. The sole Arranger will receive an Arranger fee of 0.5% of the gross proceeds of the Offer. The Joint Lead Managers will receive the following fees for their services, payable by MGL:

- a management fee of 0.875% of the gross proceeds of the Offer to be split equally between the Joint Lead Managers;
- a selling fee of 0.5% of the proceeds of the Institutional Offer to be split equally between the Joint Lead Managers;
- a brokerage fee of 1% to each Joint Lead Manager of the proceeds of the Broker Firm Offer attributable to each Joint Lead Manager; and
- an incentive fee payable at the discretion of the Issuer of up to 0.5% of the proceeds of the Broker Firm Allocation attributable to each Joint Lead Manager.

In addition, Macquarie Group must pay all reasonable legal costs, travel costs, expenses and disbursements incurred by the Joint Lead Managers in relation to the Offer.

Mallesons Stephen Jaques will be paid approximately $750,000 (excluding disbursements and GST) for providing legal services. Further amounts may be paid to Mallesons Stephen Jaques in accordance with its normal time-based charges.

KPMG have acted as tax adviser in relation to the Offer and have performed work in relation to performing due diligence required on taxation matters and have prepared the Tax Letter included in Section 7. In respect of this work, Macquarie estimates that it will pay approximately $150,000 (excluding disbursements and GST) to KPMG. Further amounts may be paid to KPMG under its normal time-based charges.

PwC have acted as the auditor for Macquarie and have assisted management in its due diligence inquiries on financial matters. Macquarie estimates that it will pay approximately $40,000 (excluding disbursements and GST) to PwC in respect of this Offer. Further amounts may be paid to PwC under its normal time-based charges.

8.12 INTERESTS

Macquarie Group Holdings New Zealand Limited and Macquarie Financial Holdings Limited hold the Ordinary Units in the Trust. As at the date of this Product Disclosure Statement, no Director of the Issuer or of MGL holds CPS.

8.13 INVESTMENT CONSIDERATIONS

The Trust is a sole-purpose vehicle for investing in LPS. Accordingly, the Issuer will not take account of labour standards, or environmental, social or ethical considerations in selecting, retaining or realising investments for the proceeds of the Offer.

8.14 DIRECTORS' CONSENT TO LODGEMENT

Each director of the Issuer has given, and not withdrawn, their consent to the lodgement of this Product Disclosure Statement with ASIC.

8.15 UPDATES TO ORIGINAL PRODUCT DISCLOSURE STATEMENT

The material differences between this Product Disclosure Statement and the Original Product Disclosure Statement are:

- the inclusion of the actual Margin in Section 1, Section 2.5.2, and the Glossary in Section 9;
- the inclusion of New Zealand residents in the Broker Firm Offer in Section 3 and the Glossary in Section 9;
- the amendment of the Issue Date in the timetable, Section 2.1.6, Section 3.15, Section 3.16 and Section 8.1.5;
- the inclusion of a summary of rights attaching to Ordinary Shares in Section 8.5.1;
- the amendment of the date of the Product Disclosure Statement and inclusion of the definition of Original Product Disclosure Statement in the Glossary in Section 9;
- the amendment of the expected ASX code to "MQCPA"; and
- the inclusion of the Application Form.

A limited number of other amendments have been made to this Product Disclosure Statement. These amendments are either consequential to the amendments described above, have been made to reflect events occurring between the date of the Original Product Disclosure Statement and this Replacement Product Disclosure Statement or have been made for clarity.



Section 9

Glossary of terms


9

For defined terms not listed below, refer to the CPS Terms in Appendix A.

$, A$ or dollars	Australian dollars
ABN	Australian Business Number
Acquisition Event	occurs when: – a takeover bid is made to acquire all or some Ordinary Shares, the offer is or becomes unconditional and either the bidder has a relevant interest in more than 50% of the Ordinary Shares on issue or the Directors recommend acceptance of the takeover offer; or – the Directors recommend a scheme of arrangement, which, when implemented, would result in a person having a relevant interest in more than 50% of the Ordinary Shares on issue other than as part of a solvent reorganisation as described in Section 2.6.11 *For the full definition – see clause 19.2 of the CPS Terms*
Acquisition Exchange Notice	the notice given by the Issuer to a Holder under clause 5.2 of the CPS Terms
ADI	Authorised Deposit – Taking Institution
AEST	Australian Eastern Standard Time
AFSL	Australian Financial Services Licence
AIFRS	Australian equivalents of the International Financial Reporting Standards
Allotment	the allotment of CPS to successful Applicants
Applicant	a person who submits a valid Application Form
Application	a valid application made on the conditions set out in the Product Disclosure Statement by using an Application Form to apply for a specified number of CPS
Application Form	each application form accompanying this Product Disclosure Statement upon which an application for CPS must be made
Application Monies	the monies payable on Application, being the product of multiplying the number of CPS applied for by the amount of $100
APRA	Australian Prudential Regulation Authority
APRA Capital Event	unless APRA determines that the event is not an APRA Capital Event: – APRA issues a written directive to MGL under section 11CA of the Banking Act 1959 (Cth) for MGL to increase its capital; – proceedings are commenced for the winding up of MGL (other than a solvent reconstruction approved by APRA); or – the consolidated retained earnings of the Macquarie Group have become negative *For the full definition – see clause 19.2 of the CPS Terms*
ASIC	Australian Securities and Investments Commission
ASTC	ASX Settlement and Transfer Corporation Pty Limited (ABN 49 008 504 532)
ASTC Settlement Rules	the operating rules of ASTC
ASX	Australian Securities Exchange or ASX Limited (ABN 98 008 624 691)
Authorised NOHC	means a body corporate: – in relation to which an authority under subsection 11AA(2) of the Banking Act 1959 is in force; and – that is a NOHC of an ADI or ADIs

Bank Bill Rate	has the meaning given in clause 2.1 of the CPS Terms
Banking Act	Banking Act 1959 (Cth)
Banking Group	that part of Macquarie Group that is subject to the full suite of APRA's banking regulations, and which includes Macquarie Bank Limited
Board	the board of directors of MGL or the Issuer, as the context requires
Bookbuild	the process to be conducted by Macquarie or its agents prior to the opening of the Offer, whereby certain investors will lodge bids for CPS and, on the basis of those bids, Macquarie determines the Margin
Breach Notice	has the meaning given to it in clause 19.2 of the CPS Terms
Broker Firm Allocation	the number of CPS allotted to Successful Applicants under the Broker Firm Offer
Broker Firm Applicant	an Applicant who applies for CPS through a Broker Firm Allocation
Broker Firm Offer	the invitation made to Australian and New Zealand resident retail clients of the Syndicate Brokers to apply for an allocation of CPS from the relevant Syndicate Broker under the Product Disclosure Statement or the NZ Investment Statement (as applicable)
Broker Firm Offer Closing Date	3 July 2008
Business Day	has the meaning given in the Listing Rules, which is Monday to Friday inclusive, except New Year's Day, Good Friday, Easter Monday, Christmas Day, Boxing Day, and any other day that ASX declares is not a business day
Buy-Back Agreement	an agreement under which Macquarie buys back CPS in the form of the Schedule to the CPS Terms
CHESS	Clearing House Electronic Sub-register System operated by ASTC
Citi	Citigroup Global Markets Australia Pty Limited (ABN 64 003 114 832) (AFSL No.240992)
Closing Dates	the General and Shareholder Priority Offer Closing Date and Broker Firm Offer Closing Date
Compliance Plan	the compliance plan of the Trust
Constitution	the constitution of the Trust
Conversion	means that CPS are redeemed upon the issuing of the relevant number of Ordinary Shares to the Holder and payment (if so determined) of the relevant Distribution and **Convert** has a corresponding meaning
Conversion Number	the number of Ordinary Shares to be issued if CPS are Converted into Ordinary Shares under clause 6.1 of the CPS Terms
Corporations Act	the Corporations Act 2001 (Cth)
CPS	Convertible Preference Securities
CPS Terms	the terms and conditions on which CPS are issued, set out in Appendix A
Custodian	Trust Company
Custody Deed	the custody deed between the Issuer and Trust Company in relation to the Offer, as described in Section 8.7.2

Deed of Undertaking	the deed poll by MGL in favour of Holders, as described in Section 8.7.4
Delisting Event	subsists in respect of a date, if Ordinary Shares cease to be listed or admitted to trading on ASX on or before that date or trading of Ordinary Shares on ASX is suspended for a period of at least 5 consecutive days prior to and including that date
Director	a member of the Board of the Issuer or a voting director of MGL as appropriate as at the date of this Product Disclosure Statement
Distributable Profits	see clause 19.2 of the CPS Terms
Distribution	a Distribution on CPS as defined in clause 2.1 of the CPS Terms
Distribution Payment Date	31 December 2008 and after that until the Initial Mandatory Conversion Date each 30 June and 31 December, and thereafter each 31 March, 30 June, 30 September and 31 December, in all cases until CPS are Exchanged in which case the Exchange Date will constitute a Distribution Payment Date
Distribution Period	a period from (and including) the Issue Date or from (but not including) a Distribution Payment Date (whichever is the later) until (and including) the following Distribution Payment Date
Distribution Rate	the Distribution Rate on CPS calculated using the formula in clause 2.1 of the CPS Terms
Distribution Restriction	the restriction on MGL paying dividends or making a return of share capital contained in the Deed of Undertaking and described in Section 8.7.4
Eligible Asset	means the LPS and any other notes, bonds, securities or shares issued by, or loan to or investment in, any member of the Macquarie Group held by the Responsible Entity as an asset of the Trust
Eligible Capital	has the same meaning as 'eligible capital' in the schedule to NOHC Authority or the equivalent concept in any subsequent or replacement authority to be a NOHC of an ADI given in favour of Macquarie
Eligible Hybrid Capital for the NOHC	means hybrid capital that meets the conditions of Annexure 2 to the condition in the schedule on the NOHC Authority or the equivalent concept in any subsequent or replacement authority given by APRA in favour of MGL
Eligible Shareholder	an Australian resident who is an existing Shareholder
Equal Ranking Securities	has the meaning given to the term "MGL Pari Passu Securities" in clause 19.2 of the CPS Terms
Exchange	the Conversion, Redemption or Resale of CPS or, where the Issuer chooses Preference Share Exchange, the exchange of CPS into Preference Shares in accordance with the CPS Terms **Exchanged** has a corresponding meaning *For the full definition – see clause 9.2 of the CPS Terms*
Exchange Date	means in the case of: – Mandatory Conversion – the Mandatory Conversion Date; or – Exchange – following the issue by Macquarie of an Exchange Notice under clause 4.1 or 5.2 of the CPS Terms – the date determined under clause 4.3 or 5.3 (as the case may be) of the CPS Terms
Exchange Notice	the notice given by the Issuer to a Holder under clause 4.1 of the CPS Terms
Exposure Period	the period of 7 days after the date of lodgement of the Original Product Disclosure Statement

First Mandatory Conversion Condition	that the VWAP of Ordinary Shares on the 25th Business Day on which trading in Ordinary Shares took place immediately preceding, but not including, the possible Mandatory Conversion Date is greater than 55.55% of the Issue Date VWAP, as defined in clause 3.3(a) the CPS Terms
Fitch Ratings	Fitch Australia Pty Limited (ABN 93 081 339 184)
General Offer	the Offer of CPS under this Product Disclosure Statement to Australian retail investors
General and Shareholder Priority Offer Closing Date	26 June 2008
Global Risk Limit	A risk management limit utilised to constrain the aggregate level of risk across the Macquarie Group
GST	means the goods and services tax levied in Australia pursuant to A New Tax System (Goods and Services Tax) Act 1999 (Cth)
GSJBW	Goldman Sachs JBWere Pty Ltd (ABN 21 006 797 987) (AFSL No.243346)
Holder	a person registered as the holder of CPS
Holding Statement	a statement issued to a Holders which sets out details of CPS issued to the Holder
Implementation Deed	means the deed between MGL and the Issuer, as described in Section 8.7.1
Initial Mandatory Conversion Date	30 June 2013
Institutional Investor	an institutional investor who subscribes for CPS under the Institutional Offer
Institutional Offer	the invitation to certain institutional investors to bid for CPS in the Bookbuild
Issue Credit Rating	a current opinion of the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations or a specific financial program. The Issue Credit Rating is not a recommendation to purchase, sell or hold a financial obligation
Issue Date	the date of first issue of CPS, which is expected to be 8 July 2008
Issue Price	$100 per CPS
Issuer	Responsible Entity of the Trust, currently Macquarie Capital Loans Management Limited
Joint Lead Managers	Citi, GSJBW, JPMorgan, Macquarie Capital Advisers, nabCapital, UBS and Westpac
JPMorgan	J.P. Morgan Australia Limited (ABN 52 003 888 011) (AFSL No.238188)
Junior Securities	has the meaning given to the term "MGL Junior Securities" in clause 19.2 of the CPS Terms
KPMG	KPMG
Liquidation Amount	is an amount equal to the Issue Price
Listing Rules	the official listing rules of the ASX as they apply to the Trust
LPS	the preferred limited liability company interests to be issued by Macquarie LLC

Macquarie, Macquarie Group or Group	MGL and/or its subsidiaries
Macquarie Bank Group	Macquarie Bank Limited and its subsidiaries
Macquarie Bank Limited	Macquarie Bank Limited (ABN 46 008 583 542)
Macquarie Capital Advisers	Macquarie Capital Advisers Limited (ABN 79 123 199 548) (AFSL No.314416)
Macquarie Constitution	the constitution of MGL
Macquarie LLC	Macquarie CPS LLC, a limited liability company formed under the laws of Delaware, United States of America to be a subsidiary of MGL
Macquarie UK	Macquarie (UK) Group Services Limited, a subsidiary of MGL incorporated under the laws of England and Wales with registered number 06287793
Make-Whole Amount	has the meaning given in Section 8.7.4
Mandatory Conversion	the requirement for the Issuer to Convert all CPS on issue at the Mandatory Conversion Date into a variable number of Ordinary Shares under clause 3.1 of the CPS Terms
Mandatory Conversion Conditions	– First Mandatory Conversion Condition; – Second Mandatory Conversion Condition; and – Third Mandatory Conversion Condition
Mandatory Conversion Date	the earlier of the Initial Mandatory Conversion Date and the first Distribution Payment Date after the Initial Mandatory Conversion Date on which the Mandatory Conversion Conditions are satisfied
Margin	has the meaning given in clause 2.1 of the CPS Terms
Market Rate	has the meaning given in clause 2.1 of the CPS Terms
Maximum Conversion Number	calculated by dividing the Issue Price of $100 per CPS by 50% of the Ordinary Share Issue Price *For the full definition – see clause 3.5(c) of the CPS Terms*
MGL	Macquarie Group Limited (ABN 94 122 169 279)
MGL Breach of Undertaking Event	the Issuer has given notice to MGL following a failure by MGL to comply with its undertakings in the Implementation Deed or Holders of 10% of CPS by value has given notice to MGL under the Deed of Undertaking and the relevant breach, if remediable, is not remedied within 3 Business Days *For the full definition see clause 19.2 of the CPS Terms*
MGL Winding Up Event	an order is made or a resolution is passed for the winding up of MGL or Macquarie LLC or the Trust is wound up other than as the result of a Trust Winding Up (Holder Resolution) Event, in all cases subject to certain exceptions *For the full definition – see the definition of "Winding Up Event" in clause 19.2 of the CPS Terms*
Moody's	Moody's Investors Service Pty Limited (ABN 61 003 399 657)
nabCapital	nabCapital, a division of National Australia Bank Limited (ABN 12 004 044 937) (AFSL No.230686)
NOHC	non-operating holding company
NOHC Authority	the Authority to be a NOHC of an ADI granted to MGL under section 11AA of the Banking Act
NOHC Capital	capital held at the NOHC level
Nominated Purchaser	one or more third parties selected by the Issuer in its absolute discretion to acquire CPS in accordance with the CPS Terms

Non-Banking Group	all companies in the Macquarie Group other than the companies in the Banking Group
NZ Investment Statement	the investment statement prepared for the purposes of the Securities Act 1978 (NZ) in connection with the Offer
Offer	the invitation made pursuant to this Product Disclosure Statement for investors to offer to subscribe for CPS
Offer Management Agreement	the offer management agreement between the Joint Lead Managers, MGL and the Issuer in relation to the Offer as described in Section 8.7.3
Offer Period	the period from (and including) the date and time the Offer opens to (and including) the date and time the Offer closes
Official List	the official list of ASX
Official Quotation	official quotation by ASX of CPS, and **Officially Quoted** has a corresponding meaning
Opening Date	5 June 2008
Optional Distribution	an optional Distribution on CPS, as defined in clause 2.3 of the CPS Terms
Ordinary Share	a fully paid ordinary share in the capital of MGL
Ordinary Share Issue Date VWAP	the VWAP during the 20 Business Days on which trading in Ordinary Shares took place immediately preceding (but not including) the Issue Date subject to certain adjustments *For the full definition – see clause 19 of the CPS Terms*
Ordinary Share Issue Price	99% of VWAP
Ordinary Shareholder	a holder of an Ordinary Share
Ordinary Unit	an ordinary unit in the Trust
Ordinary Unitholders	the holders of an Ordinary Unit
Original Product Disclosure Statement	the product disclosure statement that was lodged with ASIC on 28 May 2008 in relation to the Offer and which is replaced by this Replacement Product Disclosure Statement
Payment Tests	payment tests to which the payment of a Distribution are subject, summarised as: – the Issuer, at its absolute discretion, determining the Distribution to be payable; – MGL, at its absolute discretion, not otherwise objecting to the payment of the Distribution – unless APRA otherwise agrees, payment of the Distribution not resulting in MGL not complying with APRA's then current capital adequacy guidelines as they are applied to MGL at the time; – unless APRA otherwise agrees, the amount of the Distribution not exceeding Distributable Profits; and – payment of the Distribution (and of any amount required to be paid by MGL, Macquarie LLC or any other member of the Macquarie Group so that the Trust has sufficient Trust Income) not resulting in the Trust, MGL, Macquarie LLC or any other member of the Macquarie Group becoming, or being likely to become, insolvent for the purposes of any applicable law
Preference Share	has the meaning given in clause 19.2 of the CPS Terms
Preference Share Exchange	has the meaning given in clause 19.2 of the CPS Terms
Privacy Act	the Privacy Act 1988 (Cth)

Product Disclosure Statement	this product disclosure statement dated 5 June 2008, that replaces the Original Product Disclosure Statement dated 28 May 2008
RE Removal Event	the Holders pass a resolution for the removal of the Responsible Entity and the replacement Responsible Entity is not a member of the Macquarie Group or otherwise approved by MGL
Redemption	to redeem CPS by payment of the Issue Price in accordance with clause 7 of the CPS Terms and **Redeemed** has the corresponding meaning
Register	the public register of the Issuer
Registry	the registry services provided by Computershare Investor Services Pty Limited (ABN 48 078 279 277)
Regulatory Event	broadly, occurs when Macquarie receives professional advice that, as a result of a change of law or regulation on or after the Issue Date, additional requirements would be imposed on Macquarie which the Directors determine as unacceptable or that Macquarie will not be entitled to treat all CPS as Eligible Capital for the NOHC *For the full definition – see clause 19 of the CPS Terms*
Remaining Scheduled Payments	has the meaning given in Section 8.7.4
Replacement Product Disclosure Statement	this Product Disclosure Statement dated 5 June 2008, that replaces the Original Product Disclosure Statement dated 28 May 2008
Resale	the sale of CPS in accordance with clause 8 of the CPS Terms and **Resell** and **Resold** have corresponding meanings
Resale Notice	the notice given by the Issuer to a Holder under clause 3.7(a) of the CPS Terms
Responsible Entity	The Responsible Entity of the Trust from time to time, currently Macquarie Capital Loans Management Limited (ABN 18 077 595 012)
Second Mandatory Conversion Condition	the VWAP of Ordinary Shares over the 20 Business Days on which trading in Ordinary Shares took place immediately preceding, but not including, the possible Mandatory Conversion Date is greater than 50.51% of the Issue Date VWAP, as defined in clause 3.3(b) of the CPS Terms
Securities Act	the United States Securities Act of 1933 (as amended)
Shareholder or Shareholders	a registered holder of Ordinary Shares
Shareholder Priority Offer	the offer of CPS under this Product Disclosure Statement to Eligible Shareholders
Special Resolution	a resolution of the Unitholders in the Trust where the required majority is 75%
Standard & Poor's	Standard & Poor's (Australia) Pty Limited (ACN 007 324 852)
Subordinated Notes	the subordinated, unsecured debt instruments to be issued by Macquarie UK
Syndicate Broker	the Joint Lead Managers and their broking affiliates

Tax Event	broadly, occurs when MGL receives professional advice that, as a result of certain factors (including a change in Australian tax law, an administrative pronouncement or judicial ruling) on or after the Issue Date, there is a more than insubstantial risk that Macquarie would be exposed to more than an insignificant increase in its costs in relation to CPS being on issue or CPS will not be treated as equity interests for tax purposes or franking credits may not be available to Holders *For the full definition – see clause 19.2 of the CPS Terms*
TFN	Tax File Number
Third Mandatory Conversion Condition	the Ordinary Shares remains listed or admitted to trading on ASX, and trading of Ordinary Shares have not been suspended for at least 5 consecutive Business Day and is continuing at the Relevant Date, as defined in the CPS Terms
Trust	Macquarie CPS Trust (ARSN 129 962 358), established under the Constitution
Trust Company	Trust Company Limited (ABN 59 004 027 749)
Trust Income	has the meaning given in the Constitution
Trust Winding Up (Holder Resolution) Event	a meeting is called to consider a resolution to consider a resolution to wind up the Trust
UBS	UBS AG, Australia Branch (ABN 47 088 129 613) (AFSL No.231087)
Undertakings	the undertakings made by MGL to the Issuer in the Constitution
Unitholders	an Ordinary Unitholder and each Holder
Westpac	Westpac Institutional Bank a division of Westpac Banking Corporation (ABN 33 007 457 141) (AFSL No. 233714)
VWAP	the average of the daily volume weighted average sale prices of Ordinary Shares sold on ASX during the relevant period or on the relevant days, subject to any adjustments under clause 6 of the CPS Terms and as more fully defined in clause 19.2 of the CPS Terms



10 These Terms have been established pursuant to, and are incorporated as a schedule to, the Trust Constitution. In the event of any inconsistency between the Trust Constitution and these Terms, the provisions of these Terms shall prevail.

Appendi
CPS ter





10
x A
ms

1 FORM OF CPS

(a) CPS are fully paid mandatorily convertible units in the Macquarie CPS Trust conferring an undivided share in the beneficial interest in the assets of the Macquarie CPS Trust ("**CPS**"). They are issued, and may be Redeemed, Converted or Resold, according to these Terms.

(b) The issue price of each CPS ("**Issue Price**") is $100.

(c) CPS are:
- (i) unsecured;
- (ii) do not represent securities of any member of the Macquarie Group (for the avoidance of doubt, other than RE in its capacity as the Issuer);
- (iii) are not deposit liabilities of any member of the Macquarie Group; and
- (iv) are not guaranteed by any member of the Macquarie Group.

(d) No Holder has any claim on any member of the Macquarie Group (for the avoidance of doubt, other than RE in its capacity as the Issuer) for payment of any amount of Distribution, Issue Price, Redemption Price or Liquidation Amount in respect of the CPS.

(e) CPS are issued according to the Trust Constitution of which these Terms form part.

1.2 Entries in the Register
CPS are taken to be issued when they are entered in the Register.

1.3 No certificates
No certificates will be issued in respect of any CPS unless the Issuer determines that certificates should be available or they are required by any applicable law.

1.4 Ranking
Subject to the Trust Constitution, each CPS ranks:

(a) equally with all other CPS in all respects;

(b) senior to the Ordinary Unit in respect of distributions and payments in a winding up of the Macquarie CPS Trust; and

(c) subordinate to all creditors of the Macquarie CPS Trust in respect of distributions and payments in a winding up of the Macquarie CPS Trust.

2 DISTRIBUTION

2.1 Distribution
Subject to these Terms, each CPS entitles the Holder on a Record Date to receive on the relevant Distribution Payment Date a distribution of the Trust Income for the Distribution Period ending on that Distribution Payment Date ("**Distribution**") calculated according to the following formula:

$$\text{Distribution} = \frac{\text{Distribution Rate} \times \text{A\$100} \times \text{D}}{365}$$

where:

Distribution Rate means:

(a) prior to and including the Initial Mandatory Conversion Date, a fixed rate (expressed as a percentage per annum), calculated according to the following formula:

Distribution Rate = Market Rate + Margin

where:

Bookbuild means the process conducted by the Issuer or its agents before the opening of the Offer whereby certain institutional investors and brokers lodge bids for CPS by reference to a margin over the Market Rate and, on the basis of those bids, the Issuer determines the Margin and announces its determination of the Margin prior to the opening of the Offer;

Margin means the margin determined under the Bookbuild (expressed as a percentage per annum); and

Market Rate means the Australian dollar 5 year swap rate as announced by the Issuer on the Issue Date being the rate (expressed as a percentage per annum) calculated as the mid-point of the quoted average swap reference rates at 10.00 am on the Issue Date on the Australian swap reference rates page SWAPREF of the Australian Financial Markets Association or AFMA service (or any page which replaces that page).

(b) thereafter, a rate (expressed as a percentage per annum) calculated accordingly to the following formula:

Distribution Rate = Bank Bill Rate + Margin

where:

Bank Bill Rate means, for a Distribution Period, the average mid rate for Bills having a tenor of three months as displayed on the "BBSW" page of the Reuters Monitor System on the first day of that Distribution Period. However, if the average mid rate is not displayed by 10:30am on that day, or if it is displayed but the Issuer determines that there is an obvious error in that rate, **Bank Bill Rate** means the rate determined by the Issuer in good faith at approximately 10:30am on that day, having regard, to the extent possible, to the mid rate of the rates otherwise bid and offered for bank accepted Bills of that tenor at or around that time;

Bill has the meaning it has in the Bills of Exchange Act 1909 of Australia and a reference to the acceptance of a Bill is to be interpreted in accordance with that Act; and

Margin has the same meaning as in paragraph (a).

D means in respect of:

(a) the first Distribution Payment Date, the number of days from (and including) the Issue Date until (and including) the first Distribution Payment Date; and

(b) each subsequent Distribution Payment Date, the number of days from (but not including) the preceding Distribution Payment Date until (and including) that Distribution Payment Date.

2.2 Payment of a Distribution

Each Distribution (including an Optional Distribution) is subject to:

(a) the Issuer, at its absolute discretion, determining the Distribution to be payable;

(b) MGL, at its absolute discretion, not objecting to the payment of the Distribution;

(c) unless APRA otherwise agrees, payment of the Distribution not resulting in MGL not complying with APRA's then current capital adequacy guidelines as they are applied to MGL at the time;

(d) unless APRA otherwise agrees, the amount of the Distribution not exceeding Distributable Profits; and

(e) payment of the Distribution (and of any amount required to be paid by MGL, MCPSLLC or any other member of the Macquarie Group so that the Macquarie CPS Trust has sufficient Trust Income) not resulting in the Macquarie CPS Trust, MGL, MCPSLLC or any such member of the Macquarie Group becoming, or being likely to become, insolvent for the purposes of any applicable law.

2.3 Optional Distribution

Without limiting clause 2.2 ("Payment of a Distribution") or clause 2.4 ("Distributions are non-cumulative") as each may apply to the Issuer or MGL, as the case may be:

(a) the Issuer, at its absolute discretion but with the prior written approval of APRA, may determine a Distribution ("**Optional Distribution**") to be payable on any date (either alone or in combination with an amount paid under clause 2.3(b) ("Optional Distribution") until the amount of any Distribution (or part thereof) missed during the 12 months preceding the date of the Optional Distribution is paid by the Issuer in accordance with these Terms; and

(b) MGL may, in its absolute discretion but with the prior written approval of APRA, elect at any time to pay to Holders an amount equal (either alone or in combination with an amount paid under clause 2.3(a) ("Optional Distribution") to an Optional Distribution.

2.4 Distributions are non-cumulative

Distributions are non cumulative. If all or any part of a Distribution (including an Optional Distribution) is not paid because of clause 2.2 ("Payment of Distribution") or because of any applicable law, the Issuer has no liability to pay the unpaid amount of the Distribution notwithstanding the Issuer's discretion to pay an Optional Distribution under clause 2.3 ("Optional Distribution"). Holders have no claim or entitlement in respect of such non payment and such non payment does not constitute an event of default. No interest accrues on any unpaid Distribution or Optional Distributions and the Holders have no claim or entitlement in respect of interest on any unpaid Distributions or Optional Distributions.

2.5 Distribution Payment Dates
Subject to this clause 2 ("Distribution"), Distributions (other than Optional Distributions) will be payable in arrear on the following dates (each a **Distribution Payment Date**):

(a) until and including the Initial Mandatory Conversion Date, each 30 June and 31 December commencing on 31 December 2008 until (and including) the date on which a Redemption, Conversion or Resale occurs in accordance with these Terms;

(b) in the period after the Initial Mandatory Conversion Date, each 31 March, 30 June, 30 September and 31 December commencing on 30 September 2013 until (and including) the date on which a Redemption, Conversion or Resale occurs in accordance with these Terms; and

(c) the date on which a Redemption, Conversion or Resale occurs.

If a Distribution Payment Date is a day which is not a Business Day, then that day remains the Distribution Payment Date and the Distribution scheduled to be paid on that day will be paid on the next day which is a Business Day without any adjustment of the amount of the Distribution or any other payment in respect of the delay in payment.

2.6 Record Dates
(a) A Distribution is only payable on a Distribution Payment Date to those persons registered as Holders on the Record Date for that Distribution.

(b) An Optional Distribution is only payable on the date of payment determined by the Issuer to those persons registered as Holders on the Record Date for that Optional Distribution.

2.7 MGL's undertaking in relation to unpaid Distributions
Subject to the exclusions described in clause 2.8 ("Exclusions from undertaking"), MGL has undertaken in the MGL Deed of Undertaking for the benefit of Holders that if for any Distribution Period, Distributions are not paid in full by the Issuer within five Business Days of the relevant Distribution Payment Date by reason of the limitations set out in these Terms, no member of the Macquarie Group will:

(a) pay any interest, dividends or other distributions or payments in respect of any MGL Pari Passu and Junior Securities; or

(b) (if permitted) effect any redemption, reduction, cancellation or repurchase of any MGL Pari Passu and Junior Securities,

until, in the case of both (a) and (b), the first to occur of:

(i) an Optional Distribution (either alone or in combination with an amount paid under clause 2.3(b) ("Optional Distribution")) equal to the amount of any Distribution (or part thereof) missed during the 12 months preceding the date of the Optional Distribution is paid by the Issuer in accordance with these Terms;

(ii) all Distributions scheduled to be paid in respect of the CPS during the preceding 12 months have been paid in full by the Issuer in accordance with these Terms; or

(iii) all CPS have been Converted, Redeemed or Exchanged for Preference Shares in accordance with clause 9 ("Preference Share Exchange") but, in the case of Exchange for Preference Shares, without prejudice to any similar restriction in the terms of the Preference Shares issued.

2.8 Exclusions from undertaking
Under the MGL Deed of Undertaking, the restrictions described in clause 2.7 ("MGL's undertaking in relation to unpaid Distributions") do not apply to:

(a) payments made on MGL Pari Passu Securities made pro rata with a payment on the CPS;

(b) repurchases, redemptions or other acquisitions of MGL Pari Passu and Junior Securities or any other shares in the capital of MGL in connection with:

(i) any employment contract, employee equity plan, other benefit plan or other similar arrangement with or for the benefit of any one or more employees, officers, directors or consultants of a member of the Macquarie Group; or

(ii) a dividend reinvestment plan or shareholder share purchase plan; or

(iii) the issuance of MGL Pari Passu and Junior Securities or any other shares in the capital of MGL, or securities convertible into or exercisable for such shares, as consideration in an acquisition transaction entered into prior to the relevant non-payment of Distributions in full by the Issuer within five Business Days of the relevant Distribution Payment Date referred to in clause 2.7 ("MGL's undertaking in relation to unpaid Distributions"); or

(c) an exchange, redemption or conversion of:

(i) any class or series of MGL Pari Passu Securities or any shares of a subsidiary of MGL for any class or series of MGL Pari Passu and Junior Securities;

(ii) any class or series of MGL Junior Securities or any shares of a subsidiary of MGL for any class or series of MGL Junior Securities;

(iii) any class or series of MGL's indebtedness for any class or series of MGL Pari Passu and Junior Securities, provided such indebtedness ranked for the payment of interest in priority to, or *pari passu* with, those MGL Pari Passu and Junior Securities immediately prior to exchange, redemption or conversion; or

(d) the purchase of fractional interests in shares in the capital of MGL under the conversion or exchange provisions of the shares or the security being converted or exchanged; or

(e) any payment or declaration of a dividend in connection with any shareholder's rights plan, or the issuance of rights, shares or other property under any shareholder's rights plan, or the redemption or repurchase of rights pursuant to the plan; or

(f) any dividend in the form of shares, warrants, options or other rights where the dividend shares or the shares issuable upon exercise of such warrants, options or other rights are the same class or series of shares as those on which the dividend is being paid or rank equal to or junior to those shares.

Nothing in the restrictions described in clause 2.7 ("MGL's undertaking in relation to unpaid Distributions") prohibits a member of the Macquarie Group from purchasing MGL's shares in connection with transactions for the account of customers of a member of the Macquarie Group or in connection with the distribution or trading of MGL Pari Passu and Junior Securities or any other shares in the capital of MGL in the ordinary course of business.

3 MANDATORY CONVERSION

3.1 Mandatory Conversion

Subject to clauses 3.5 ("Redemption where Mandatory Conversion Conditions are not satisfied") and 3.7 ("Resale on the Relevant Date"), on the Mandatory Conversion Date the Issuer must Convert all (but not some) CPS on issue at that date into Ordinary Shares in accordance with clause 6 ("Conversion mechanics") and this clause 3 ("Mandatory Conversion").

3.2 Mandatory Conversion Date

Subject to clause 3.7(b) ("Resale on the Relevant Date"), the Mandatory Conversion Date will be the earlier of:

(a) 30 June 2013 ("**Initial Mandatory Conversion Date**"); and

(b) the first Distribution Payment Date after the Initial Mandatory Conversion Date (a "**Subsequent Mandatory Conversion Date**"),

(each a **Relevant Date**), on which the Mandatory Conversion Conditions are satisfied.

3.3 Mandatory Conversion Conditions

The Mandatory Conversion Conditions for each Relevant Date are:

(a) the VWAP on the 25th Business Day on which trading in Ordinary Shares took place immediately preceding (but not including) the Relevant Date ("**First Test Date**") is greater than 55.55% of the Issue Date VWAP ("**First Mandatory Conversion Condition**");

(b) the VWAP during the period of 20 Business Days on which trading in Ordinary Shares took place immediately preceding (but not including) the Relevant Date ("**Second Test Period**") is greater than 50.51% of the Issue Date VWAP ("**Second Mandatory Conversion Condition**"); and

(c) no Delisting Event applies in respect of the Relevant Date ("**Third Mandatory Conversion Condition**" and, together with the First Mandatory Conversion Condition and the Second Mandatory Conversion Condition, the "**Mandatory Conversion Conditions**").

10 CPS Terms

3.4 Non-Conversion Notices
If:

(a) the First Mandatory Conversion Condition is not satisfied in relation to a Relevant Date, the Issuer will notify Holders between the 25th and the 21st Business Day before the Relevant Date; or

(b) the Second Mandatory Conversion Condition or the Third Mandatory Conversion Condition is not satisfied in relation to a Relevant Date, the Issuer will notify Holders on or as soon as practicable after the Relevant Date unless it has given a Resale Notice or a Redemption Notice,

in either case notifying Holders that Mandatory Conversion will not (or, as the case may be, did not) occur on the Relevant Date (a "**Non-Conversion Notice**").

3.5 Redemption where Mandatory Conversion Conditions are not satisfied
If:

(a) the First Mandatory Conversion Condition is not satisfied in relation to a Relevant Date, the Issuer may, subject to APRA's prior written approval, elect to Redeem all (but not some) CPS on the Relevant Date in accordance with clause 7 ("Redemption Mechanics") by giving a notice (a "**Redemption Notice**") no later than 10 Business Days prior to the Relevant Date; or

(b) the Second Mandatory Conversion Condition or the Third Mandatory Conversion Condition is not satisfied in relation to a Relevant Date, the Issuer may, subject to APRA's prior written approval, elect to Redeem all (but not some) CPS on a date no later than 30 Business Days after the Relevant Date ("**Deferred Redemption Date**") by giving a Redemption Notice at least 10 Business Days prior to the Deferred Redemption Date.

A Redemption Notice once given is irrevocable.

3.6 Contents of Redemption Notice
A Redemption Notice must specify:

(a) the details of the Mandatory Conversion Condition to which the Redemption Notice relates;

(b) the date on which Redemption is to occur ("**Redemption Date**"), which must be the Relevant Date in the case of a Redemption under clause 3.5(a) ("Redemption where Mandatory Conversion Conditions are not satisfied") and the Deferred Redemption Date in the case of a Redemption under clause 3.5(b) ("Redemption where Mandatory Conversion Conditions are not satisfied");

(c) whether any Distribution will be paid on the Redemption Date.

3.7 Resale on the Relevant Date

(a) Whether or not the Mandatory Conversion Conditions are satisfied in relation to a Relevant Date, the Issuer may elect to Resell all (but not some) CPS on the Relevant Date in accordance with clause 8 ("Resale Mechanics") by giving a notice (a "**Resale Notice**") no later than 21 Business Days prior to the Relevant Date. A Resale Notice once given is irrevocable.

(b) If CPS are Resold on a Relevant Date in accordance with an election under clause 3.7(a) ("Resale on the Relevant Date"), the Mandatory Conversion Date for the purposes of clause 3.2 ("Mandatory Conversion Date") will, subject to the Mandatory Conversion Conditions being satisfied in respect of that date, be the date that is 6 months after the Relevant Date or such other date as agreed between the Issuer and the Holders after that Resale.

3.8 Contents of Resale Notice
A Resale Notice must specify the identity of the Nominated Purchaser or Nominated Purchasers for that Resale.

3.9 Election between Resale and Redemption
The Issuer may only give a Resale Notice or a Redemption Notice in respect of a Relevant Date where permitted to do so by clauses 3.5 ("Redemption where Mandatory Conversion Conditions are not satisfied") and 3.7 ("Resale on the Relevant Date"), (as the case may be) and may not give both a Resale Notice and a Redemption Notice in respect of a Relevant Date.

If, notwithstanding this clause 3.9 ("Election between Resale and Redemption"), more than one notice is given, the Resale Notice will be deemed never to have been given and the Redemption Notice will prevail.

4 OPTIONAL EXCHANGE BY THE ISSUER

4.1 Optional Exchange by the Issuer
The Issuer may by notice to Holders (an "**Exchange Notice**") elect to Exchange all (but not some only) CPS on an Exchange Date following the occurrence of a RE Removal Event, Trust Winding Up (Holder Resolution) Event, Tax Event or a Regulatory Event. An Exchange Notice may not be given later than six months after the occurrence of the RE Removal Event, Trust Winding Up (Holder Resolution) Event, Tax Event or Regulatory Event (as the case may be) and once given is irrevocable.

4.2 Contents of Exchange Notice
An Exchange Notice must specify:

(a) the details of the RE Removal Event, Trust Winding Up (Holder Resolution) Event, Tax Event or Regulatory Event to which the Exchange Notice relates;

(b) the date on which Exchange is to occur ("**Exchange Date**"), which will be the later to occur of:

(i) the last Business Day of the month following the month in which the Exchange Notice was given by the Issuer; and

(ii) the twenty-fifth Business Day after the date on which the Exchange Notice was given by the Issuer,

unless, the Issuer determines an earlier Exchange Date having regard to the best interests of Holders as a whole and the relevant event;

(c) the Exchange Method;

(d) if the Exchange Notice provides that CPS are to be Resold, the identity of the Nominated Purchaser or Nominated Purchasers for that Resale; and

(e) whether any Distribution will be paid on the Exchange Date.

4.3 Exchange Method
If the Issuer elects to Exchange CPS in accordance with this clause 4 ("Optional Exchange by the Issuer"), it must, subject to clause 4.4 ("Conditions to election by the Issuer of Conversion as Exchange Method"), elect which of the following (or which combination of the following) it intends to do in respect of CPS ("**Exchange Method**"):

(a) subject to APRA's prior written approval, Convert CPS into Ordinary Shares in accordance with clause 6 ("Conversion Mechanics");

(b) subject to APRA's prior written approval, Redeem CPS in accordance with clause 7 ("Redemption Mechanics");

(c) Resell CPS in accordance with clause 8 ("Resale Mechanics"); or

(d) Exchange CPS for Preference Shares in accordance with clause 9 ("Preference Share Exchange").

4.4 Conditions to election by the Issuer of Conversion as Exchange Method
The Issuer may not elect Conversion as the Exchange Method in respect of an Exchange if:

(a) on the second Business Day before the date on which an Exchange Notice is to be sent by the Issuer (or, if trading in Ordinary Shares did not occur on that date, the last Business Day prior to that date on which trading in Ordinary Shares occurred) ("**Optional Conversion Test Date**") the VWAP on that date is less than 55.55% of the Issue Date VWAP ("**First Optional Conversion Condition**"); or

(b) a Delisting Event applies in respect of the Optional Conversion Test Date ("**Second Optional Conversion Condition**" and, together with the First Optional Conversion Condition, the "**Optional Conversion Conditions**").

4.5 Conditions to Conversion occurring once elected by the Issuer
If the Issuer has given an Exchange Notice in which it has elected Conversion as the Exchange Method but, if the Exchange Date were a Relevant Date for the purposes of clause 3 ("Mandatory Conversion"), either the Second Mandatory Conversion Condition or the Third Mandatory Conversion Condition would not be satisfied in respect of that date, then, notwithstanding any other provision of these Terms:

(a) the Exchange Date will be deferred until the first Distribution Payment Date on which the Mandatory Conversion Conditions would be satisfied if that Distribution Payment Date were a Relevant Date for the purposes of clause 3 ("Mandatory Conversion") ("**Deferred Conversion Date**");

(b) the Issuer must Convert the CPS on the Deferred Conversion Date; and

(c) until the Deferred Conversion Date, all rights attaching to the CPS will continue as if the Exchange Notice had not been given.

The Issuer will notify Holders on or as soon as practicable after an Exchange Date in respect of which this clause 4.5 ("Conditions to Conversion occurring once elected by the Issuer") applies that Conversion did not occur on that Exchange Date (a "**Deferred Conversion Notice**").

5 EXCHANGE ON ACQUISITION EVENT

5.1 Notice of Acquisition Event

The Issuer must notify Holders of the occurrence of an Acquisition Event as soon as practicable after becoming aware of that event (an "**Acquisition Event Notice**").

5.2 Exchange on occurrence of Acquisition Event

If an Acquisition Event occurs, the Issuer must, subject to obtaining the prior written approval of APRA, Exchange all (but not some only) CPS on the Acquisition Exchange Date by notice to Holders (an "**Acquisition Exchange Notice**") in accordance with this clause 5 ("Exchange on Acquisition Event") and clause 6 ("Conversion mechanics") or clause 7 ("Redemption mechanics") (as the case may be).

5.3 Contents of Acquisition Exchange Notice

An Acquisition Exchange Notice must specify:

(a) the details of the Acquisition Event to which the Acquisition Exchange Notice relates;

(b) the date on which Exchange is to occur ("**Acquisition Exchange Date**"), which must be:

 (i) no later than 35 Business Days after the date on which the Acquisition Event occurred (or such later date as APRA may require); and

 (ii) where Conversion is the Exchange Method, no earlier than the 25th Business Day after the date on which the Acquisition Event Notice is given;

(c) the Exchange Method, which, subject to clause 4.4 ("Conditions to election by the Issuer of Conversion as Exchange Method"), must be either Conversion in accordance with clause 6 ("Conversion mechanics") or Redemption in accordance with clause 7 ("Redemption mechanics") as elected by the Issuer; and

(d) whether any Distribution will be paid on the Acquisition Exchange Date.

5.4 Where Acquisition Exchange Notice not required

Notwithstanding any other provision of clause 5.3 ("Contents of Acquisition Exchange Notice"), if APRA does not approve Redemption as the Exchange Method and the Issuer is prevented from electing Conversion as the Exchange Method by clause 4.4 ("Conditions to election by the Issuer of Conversion as Exchange Method"), the Issuer is not required to give an Acquisition Exchange Notice and the provisions of clause 5.5 ("Deferred Exchange on Acquisition Event") will apply.

5.5 Deferred Exchange on Acquisition Event

If clause 5.4 ("Where Acquisition Exchange Notice not required") applies or the Issuer has given an Acquisition Exchange Notice in which it has elected Conversion as the Exchange Method but, if the Acquisition Exchange Date were a Relevant Date for the purposes of clause 3 ("Mandatory Conversion"), either the Second Mandatory Conversion Condition or the Third Mandatory Conversion Condition would not be satisfied in respect of that date, then notwithstanding any other provision of these Terms:

(a) the Acquisition Exchange Notice, if given, is taken to be revoked and Exchange will not occur on the Acquisition Exchange Date specified in the Acquisition Event Notice;

(b) the Issuer will notify Holders as soon as practicable that Exchange will not (or, as the case may be, did not) occur (a "**Deferred Acquisition Exchange Notice**"); and

(c) the Issuer must, unless clause 5.4 ("Where Acquisition Exchange Notice not required") then applies, give an Acquisition Exchange Notice (or, as the case may be, a new Acquisition Exchange Notice) on or before the 25th Business Day prior to the Distribution Payment Date immediately succeeding the date on which the Deferred Acquisition Exchange Notice was given.

The Acquisition Exchange Notice given in accordance with paragraph (c) above must:

(a) specify the Exchange Method, which, subject to clause 4.4 ("Where Acquisition Exchange Notice not required"), must be either Conversion in accordance with clause 6 ("Conversion mechanics") or Redemption in accordance with clause 7 ("Redemption mechanics") as elected by the Issuer; and

(b) and otherwise comply with clause 5.3 ("Contents of Acquisition Exchange Notice").

If this clause 5.5 ("Deferred Exchange on Acquisition Event") applies but:

(a) clause 5.4 ("Where Acquisition Exchange Notice not required") applies in respect of the Distribution Payment Date such that no Acquisition Exchange Notice (or, as the case may be, no new Acquisition Exchange Notice) is given under this clause 5.5 ("Deferred Exchange on Acquisition Event"); or

(b) an Acquisition Exchange Notice (or, as the case may be, a new Acquisition Exchange Notice) is given under this clause 5.5 ("Deferred Exchange on Acquisition Event") but, if the Acquisition Exchange Date specified in the Acquisition Exchange Notice were a Relevant Date for the purposes of clause 3 ("Mandatory conversion"), either the Second Mandatory Conversion Condition or the Third Mandatory Conversion Condition would not be satisfied in respect of that date,

then this clause 5.5 ("Deferred Exchange on Acquisition Event") will be reapplied in respect of each subsequent Distribution Payment Date until an Exchange occurs.

6 CONVERSION MECHANICS

6.1 Conversion

If the Issuer elects to Convert CPS or must Convert CPS in accordance with these Terms, then the following provisions apply:

(a) subject to paragraph (b), each Holder will be allotted a number of fully paid Ordinary Shares for each CPS that is being Converted on the Mandatory Conversion Date or the Exchange Date (as the case may be) equal to the Conversion Number, where the Conversion Number (but subject to the Conversion Number being no more than the Maximum Conversion Number) is a number calculated according to the following formula:

$$\text{Conversion Number} = \frac{\text{Issue Price}}{\text{Ordinary Share Issue Price}}$$

where:

Ordinary Share Issue Price means 99% of VWAP.

VWAP (expressed in dollars and cents) means the VWAP during the VWAP Period.

(b) the number of fully paid Ordinary Shares to be allotted to a Holder upon Conversion of CPS will be determined on the basis of their aggregate holding of CPS and, if the total number of Ordinary Shares to be allotted to a Holder in respect of their aggregate holding of CPS upon Conversion includes a fraction of an Ordinary Share, that fraction of an Ordinary Share will be disregarded;

(c) each Ordinary Share issued on Conversion is taken to be issued fully paid at an issue price equal to the Ordinary Share Issue Price; and

(d) the Issuer and MGL must use all reasonable endeavours and furnish all such documents, information and undertakings as may be reasonably necessary in order to procure at its expense quotation of any Ordinary Shares into which CPS may be Converted.

6.2 Adjustments to VWAP

For the purposes of calculating VWAP in clause 6.1 ("Conversion"):

(a) where, on some or all of the Business Days in the relevant VWAP Period, Ordinary Shares have been quoted on ASX as cum distribution or cum any other distribution or entitlement and CPS will Convert into Ordinary Shares after the date those Ordinary Shares no longer carry that distribution or any other distribution or entitlement, then the VWAP on the Business Days on which those Ordinary Shares have been quoted cum distribution or cum any other distribution or entitlement shall be reduced by an amount ("Cum Value") equal to:

(i) (in case of a distribution or other distribution), the amount of that distribution or other distribution including, if the distribution or other distribution is franked, the amount that would be included in the assessable income of a recipient of the distribution or other distribution who is both a resident of Australia and a natural person under the Tax Act;

(ii) (in the case of any other entitlement that is not a distribution or other distribution under clause 6.2(a)(i) which is traded on ASX on any of those Business Days), the volume weighted average sale price of all such entitlements sold on ASX during the VWAP Period on the Business Days on which those entitlements were traded; or

(iii) (in the case of any other entitlement which is not traded on ASX during the VWAP Period), the value of the entitlement as reasonably determined by the Directors; and

(b) where, on some or all of the Business Days in the VWAP Period, Ordinary Shares have been quoted on ASX as ex distribution or ex any other distribution or entitlement, and CPS will Convert into Ordinary Shares which would be entitled to receive the relevant distribution or other distribution or entitlement, the VWAP on the Business Days on which those Ordinary Shares have been quoted ex distribution or ex any other distribution or entitlement shall be increased by the Cum Value.

6.3 Adjustments to VWAP for capital reconstruction
Where the Ordinary Shares are reconstructed, consolidated, divided or reclassified (other than by way of a bonus issue, rights issue or other essentially *pro rata* issue) into a lesser or greater number of securities during the period in which the VWAP is calculated under clause 6.1 ("Conversion"), the VWAP shall be adjusted by the Issuer as it considers appropriate to ensure that the Holders are in an economic position in relation to their CPS that is as similar as reasonably practicable to the economic position prior to the occurrence of the event that gave rise to the need for the adjustment. Any adjustment made by the Issuer will be effective and binding on Holders under these Terms and these Terms will be construed accordingly. Any such adjustment must be promptly notified to all Holders.

6.4 Adjustments to Issue Date VWAP
Adjustments to the Issue Date VWAP:

(a) may be made in accordance with clauses 6.5 ("Adjustments to Issue Date VWAP for bonus and rights issues"), 6.6 ("Adjustment to Issue Date VWAP for off market buy-back"), 6.7 ("Adjustment to Issue Date VWAP for return of capital"), 6.8 ("Adjustment to Issue Date VWAP for capital reconstruction"), 6.9 ("Adjustment to Issue Date VWAP for Special Dividend") or 6.10 ("Directors' sole discretion regarding adjustments to Issue Date VWAP"); and

(b) if so made, will correspondingly affect the application of the Mandatory Conversion Conditions and the Optional Conversion Conditions, and cause an adjustment to the Maximum Conversion Number.

6.5 Adjustments to Issue Date VWAP for bonus and rights issues

(a) Subject to clauses 6.5(b) ("Adjustments to Issue Date VWAP for bonus and rights issues") and 6.5(c) ("Adjustments to Issue Date VWAP for bonus and rights issues") below, if the Issuer makes a pro rata bonus issue or a rights issue or other essentially pro rata issue (including an issue of the kind known as a "jumbo" or "RAPIDS" issue, where offers to certain institutional holders (or beneficial holders) are made in advance of offers to other holders) of Ordinary Shares to holders of Ordinary Shares generally, the Issue Date VWAP will be adjusted immediately in accordance with the following formula:

$$V = V_0 \times \frac{1}{P} \times \frac{(RD \times P) + (RN \times A)}{(RD + RN)}$$

where:

V means the Issue Date VWAP applying immediately after the application of this formula;

V_0 means the Issue Date VWAP applying immediately prior to the application of this formula;

P means the VWAP during the period from (and including) the first Business Day after the announcement of the bonus, rights or other relevant issue to the ASX up to (and including) the last Business Day of trading cum rights, bonus or other relevant issue (or if there is no period of cum rights, bonus or other relevant issue trading, an amount reasonably determined by the Directors as representing the value of an Ordinary Shares cum the rights, bonus or other relevant issue);

A means the subscription or unit price per Ordinary Share for a rights issue and is zero in the case of a bonus issue;

RN means the number of Ordinary Shares issued pursuant to the rights, bonus or other relevant issue; and

RD means the number of Ordinary Shares on issue immediately prior to the allotment of new Ordinary Shares pursuant to the rights, bonus or other relevant issue.

(b) No adjustment to the Issue Date VWAP will occur if A exceeds P.

(c) Clause 6.5(a) ("Adjustments to Issue Date VWAP for bonus and rights issues") does not apply to Ordinary Shares issued as part of a bonus share plan, employee or executive share plan, executive option plan, share top up plan, share purchase plan or a distribution reinvestment plan.

(d) For the purpose of clause 6.5(a) ("Adjustments to Issue Date VWAP for bonus and rights issues"), an issue will be regarded as a *pro rata* issue notwithstanding that MGL does not make offers to some or all holders of Ordinary Shares with registered addresses outside Australia, provided that in so doing the MGL is not in contravention of the ASX Listing Rules.

6.6 Adjustment to Issue Date VWAP for off market buy-back

(a) Subject to clause 6.6(b) ("Adjustment to Issue Date VWAP for off market buy-back"), if MGL undertakes an off market buy-back under a scheme which but for restrictions on transfer would be generally available to holders of Ordinary Shares, the Issue Date VWAP will be adjusted immediately in accordance with the following formula:

$$V = V_0 \times \frac{1}{P} \times \frac{(BD \times P) + (BN \times A)}{(BD + BN)}$$

where:

V means the Issue Date VWAP respectively applying immediately after the application of this formula;

V_0 means the Issue Date VWAP respectively applying immediately prior to the application of this formula;

P means the VWAP during the 20 Business Days prior to the announcement to the ASX of the buy-back;

A means the buy-back price per Ordinary Share;

BN means the number of Ordinary Shares bought back; and

BD means the number of Ordinary Shares on issue immediately prior to the buy-back.

(b) No adjustment to the Issue Date VWAP will occur if P exceeds A.

6.7 Adjustment to Issue Date VWAP for return of capital

(a) If MGL makes a *pro rata* return of capital to holders of Ordinary Shares, the Issue Date VWAP will be adjusted in accordance with the following formula:

$$V = V_0 \times \frac{(P - C)}{(P)}$$

(b) where:

V means the Issue Date VWAP applying immediately after the application of this formula;

V_0 means the Issue Date VWAP applying immediately prior to the application of this formula;

P means the VWAP during the period from (and including) the first Business Day after the announcement of the return of capital to ASX up to and including the last Business Day of trading *cum* the return of capital (or if there is no period of *cum* return of capital trading, an amount reasonably determined by the Directors as representing the value of Ordinary Shares cum the return of capital); and

C means with respect to a return of capital, the amount of the cash and/or the value (as reasonably determined by the Directors) of any other property distributed to holders of Ordinary Shares per Ordinary Share (or such lesser amount such that the difference between P and C is greater than zero).

6.8 Adjustment to Issue Date VWAP for capital reconstruction

If at any time the Ordinary Shares are reconstructed, consolidated, divided or reclassified into a lesser or greater number of securities, the Issuer may, if it and the Directors consider it appropriate reconstruct the Issue Date VWAP in the same way as the exercise price of options over Ordinary Shares would be reconstructed in the same context, in accordance with the ASX Listing Rules (as they apply to the Issuer). Each Holder acknowledges that MGL may reconstruct, consolidate, divide or reclassify into a lesser or greater number of securities the Ordinary Shares at any time in its absolute discretion without any such action constituting a variation of rights of Holders or otherwise requiring any consent or concurrence.

6.9 Adjustment to Issue Date VWAP for Special Dividend

If at any time a Special Dividend is paid on Ordinary Shares and, in the reasonable opinion of the Directors, payment of that Special Dividend would have a dilutive or concentrative effect on the value of Ordinary Shares, the Issuer shall make such alterations to the Issue Date VWAP as it and the Directors reasonably consider appropriate or necessary to compensate for that effect.

6.10 Directors' sole discretion regarding adjustments to Issue Date VWAP
Despite the provisions of clauses 6.5 ("Adjustments to Issue Date VWAP for bonus and rights issues") to 6.9 ("Adjustment to Issue Date VWAP for Special Dividend"), where:

(a) the effect of any of the adjustment provisions set out in clauses 6.5 ("Adjustments to Issue Date VWAP for bonus and rights issues") to 6.9 ("Adjustment to Issue Date VWAP for Special Dividend") is not, in the reasonable opinion of the Issuer and the Directors, appropriate in any particular circumstances (including because more than one adjustment provision applies); or

(b) any other event occurs in relation to MGL that may have a dilutive or concentrative effect on the value of the Ordinary Shares, and, in the reasonable opinion of the Issuer and the Directors, such occurrence would have a dilutive or concentrative effect on the value of Ordinary Shares,

the Issuer may:

(i) make such alterations to the Issue Date VWAP as it and the Directors reasonably consider appropriate or necessary to compensate for that effect; or

(ii) extend an entitlement to the Holders to participate in such event based on the number of Ordinary Shares to which those Holders would have been entitled if their CPS had been Converted on a date nominated by the Issuer to compensate for that effect.

6.11 Announcement of adjustment to Issue Date VWAP
The Issuer will notify Holders (an "Adjustment Notice") of any adjustment to the Issue Date VWAP under this clause 6 ("Conversion Mechanics") within 10 Business Days of the Issuer determining the adjustment and the adjustment set out in the announcement will be final and binding.

6.12 Ordinary Shares
Each Ordinary Share issued or arising upon Conversion ranks *pari passu* with all other fully paid Ordinary Shares.

6.13 Foreign Holders
Where CPS held by a Foreign Holder are to be Converted, unless the Issuer is satisfied that the laws of both Australia and the Foreign Holder's country of residence permit the issue of Ordinary Shares to the Foreign Holder (but as to which the Issuer is not bound to enquire), either unconditionally or after compliance with conditions which the Issuer in its absolute discretion regards as acceptable and not unduly onerous, the Ordinary Shares which the Foreign Holder is obliged to accept will be issued to a nominee who will sell those Ordinary Shares and pay a cash amount equal to the net proceeds received, after deducting any applicable brokerage, stamp duty and other taxes and charges, to the Foreign Holder accordingly.

6.14 No dealings after notice of Conversion
The Holders must not deal with, transfer, dispose or otherwise encumber the CPS at any time from the date falling five Business Days before:

(a) a Relevant Date in respect of which the First Mandatory Conversion Condition is satisfied;

(b) an Exchange Date or an Acquisition Exchange Date in respect of which an Exchange Notice or an Acquisition Exchange Notice (as the case may be) has been given specifying Conversion as the Exchange Method; or

(c) a Deferred Exchange Date,

until the first to occur of:

(i) Conversion of the CPS on the Relevant Date, the Exchange Date, the Acquisition Exchange Date or the Deferred Conversion Date (as the case may be); or

(ii) the Business Day following such date if Conversion did not occur on that date.

Nothing in this clause 6.14 ("No dealings after notice of Conversion") prevents a Resale taking effect in accordance with these Terms or prevents a transfer of the CPS once a Resale has taken effect.

7 REDEMPTION MECHANICS

7.1 Redemption mechanics to apply to Redemption
If, subject to APRA's prior written approval, the Issuer elects to Redeem CPS or must Redeem CPS in accordance with these Terms, the provisions of this clause 7 ("Redemption Mechanics") apply to that Redemption.

7.2 Redemption
CPS will be Redeemed by payment on the Redemption Date, the Exchange Date or the Acquisition Exchange Date (as the case may be) of the Issue Price (the Redemption Price), together with any Distribution scheduled to be paid on that date.

7.3 Effect of Redemption on Holders
Upon payment of the Redemption Price and any Distributions scheduled to be paid on the Redemption Date, the Exchange Date or the Acquisition Exchange Date (as the case may be), all other rights conferred, or restrictions imposed, by CPS will no longer have effect and CPS will be cancelled.

8 RESALE MECHANICS

8.1 Resale mechanics to apply to Resale
If the Issuer elects to Resell CPS or must Resell CPS in accordance with these Terms, the provisions of this clause 8 ("Resale Mechanics") apply to that Resale.

8.2 Appointment of Nominated Purchaser
The Issuer must appoint one or more Nominated Purchasers for the Resale on such terms as may be as agreed between the Issuer and the Nominated Purchaser.

The obligation of a Nominated Purchaser to pay the aggregate purchase price on the Relevant Date or the Exchange Date (as the case may be) may be subject to conditions.

The Issuer will reasonably endeavour, in light of the circumstances then existing, to minimise the conditionality of a Nominated Purchaser's obligation to pay the aggregate purchase price but gives no assurance as to the details of any such conditions.

8.3 Identity of Nominated Purchaser
The Issuer may not appoint a person as a Nominated Purchaser unless that person:

(a) has undertaken on such terms and subject to such conditions as the Issuer reasonably determines for the benefit of each Holder to acquire each CPS from the Holder for the Issue Price on the Relevant Date or the Exchange Date (as the case may be);

(b) has a long term counterparty credit rating from one of Standard & Poor's, Moody's or Fitch of not less than the rating assigned to CPS at that time by that rating agency; and

(c) is not a member of the Macquarie Group (unless otherwise approved by APRA).

8.4 Irrevocable offer to sell CPS
Each Holder is taken irrevocably to offer to sell CPS the subject of that Resale to the Nominated Purchaser or Nominated Purchasers on the Relevant Date or the Exchange Date (as the case may be) for a cash amount equal to the Redemption Price.

8.5 Effect of Resale
On the Relevant Date or the Exchange Date (as the case may be), subject to payment by the Nominated Purchaser of the Redemption Price to the Holders, all right, title and interest in the such CPS will be transferred to the Nominated Purchaser on the Relevant Date or the Exchange Date (as the case may be).

8.6 Effect of failure by the Nominated Purchaser to pay
If the Nominated Purchaser does not pay the Redemption Price to the Holders on the Relevant Date or the Exchange Date (as the case may be) (whether as a result of a condition to purchase not being satisfied or otherwise):

(a) the Resale Notice or the Exchange Notice (as the case may be) will be void;

(b) CPS will not be transferred to the Nominated Purchaser;

(c) in the case of a Resale Notice, CPS will not Convert into Ordinary Shares on that Relevant Date and the Mandatory Conversion Date:
  (i) will be deemed not to have occurred on that Relevant Date; and
  (ii) will occur on the next Relevant Date on which is it otherwise determined to occur in accordance with clause 3.2 ("Mandatory Conversion Date");

(d) the Holder will continue to hold CPS until otherwise Redeemed, Converted or Resold in accordance with these Terms; and

(e) the Issuer may, subject to APRA's prior written approval and without prejudice to any other rights of the Issuer under these terms to elect an Exchange, elect to Exchange all (but not some) CPS on a date no later than 45 Business Days after the Relevant Date or the Exchange Date (as the case may be) (**"Deferred Exchange Date"**) by giving another Exchange Notice in accordance with clause 4.1 ("Optional Exchange by the Issuer") at least 25 Business Days prior to the Deferred Exchange Date. In these circumstances, the date on which the Exchange is to occur for the purposes of clause 4.2(b) ("Contents of Exchange Notice") will be the Deferred Exchange Date.

9 PREFERENCE SHARE EXCHANGE

9.1 Preference Share Exchange
A Preference Share Exchange will occur when the first of the following events occurs (a "Preference Share Exchange Event"):

(a) a MGL Breach of Undertakings Event;

(b) a Winding Up Event;

(c) an APRA Capital Event; or

(d) where pursuant to clause 4.2 ("Contents of Exchange Notice") the Issuer has specified Preference Share Exchange as the Exchange Method.

9.2 Preference Share Exchange Notice
The Issuer must give Holders a Preference Share Exchange Notice ("**Preference Share Exchange Notice**") stating the Preference Share Exchange Date in accordance with clause 9.4 ("Failure to exchange for Preference Shares") as soon as practicable after the occurrence of the Preference Share Exchange Event, but in any event no later than 5.00pm on the second Business Day after the occurrence of the Preference Share Exchange Event.

A Preference Share Exchange Notice is irrevocable once given. Failure to give a Preference Share Exchange Notice when required by this clause 9.3 ("Preference Share Exchange Dates") does not affect the obligation of MGL to exchange the CPS for Preference Shares when required in accordance with these Terms.

9.3 Preference Share Exchange Dates
The Preference Share Exchange Date, if the Preference Share Exchange Date occurs under:

(a) clause 9.1(a) ("Preference Share Exchange"), will be three Business Days after the date of the MGL Breach of Undertakings Event;

(b) clause 9.1(b) ("Preference Share Exchange"), is deemed to be the date of the Winding Up Event at a time immediately prior to the commencement of the winding up;

(c) clause 9.1(c) ("Preference Share Exchange"), will be three Business Days after an APRA Capital Event occurs; and

(d) clause 9.1(d) ("Preference Share Exchange"), will be the date specified as the Exchange Date in the Exchange Notice given under clause 4.2 ("Contents of Exchange Notice").

9.4 Failure to exchange for Preference Shares
If on a Preference Share Exchange Date, a Preference Share is not issued or delivered in respect of a CPS, that CPS remains on issue and clause 2.7 ("MGL's undertaking in relation to unpaid Distributions") applies until the Preference Share is issued to the Holder or that CPS is Redeemed in accordance with these Terms. This clause 9.4 ("Failure to exchange for Preference Shares") does not affect the obligation of MGL to issue the Preference Share when required in accordance with these Terms.

9.5 Foreign Holders
Where CPS held by a Foreign Holder are to be exchanged for Preference Shares in accordance with clause 9 ("Preference Share Exchange"), unless the Issuer is satisfied that the laws of both Australia and the Foreign Holder's country of residence permit the issue of Preference Shares to the Foreign Holder (but as to which the Issuer is not bound to enquire), either unconditionally or after compliance with conditions which the Issuer in its absolute discretion regards as acceptable and not unduly onerous, the Preference Shares which the Foreign Holder is obliged to accept will be issued to a nominee who will sell those Preference Shares and pay a cash amount equal to the net proceeds received, after deducting any applicable brokerage, stamp duty and other taxes and charges, to the Foreign Holder accordingly.

10 CPS GENERAL RIGHTS

10.1 Rights on winding up
In the winding up or dissolution of the Macquarie CPS Trust, a Holder is entitled, subject to the terms of the Trust Constitution, to claim for payment in cash of an amount equal to the Liquidation Amount but no further or other right to participate in the assets of the Macquarie CPS Trust.

10.2 Power of Attorney

(a) Each Holder appoints each of the Issuer, MGL and each of its officers and any liquidator or administrator of the Issuer or MGL (each an "**Attorney**") severally to be the attorney of the Holder with power in the name and on behalf of the Holder to sign all documents and transfers and do any other thing as may in the Attorney's opinion be necessary or desirable to be done in order for the Holder to observe or perform the Holder's obligations under these Terms including, but not limited to signing all documents or transfers as may, in the opinion of the Attorney, be necessary or desirable to give effect to any Conversion Redemption or Resale, making any entry in the Register or exercising any voting power in relation to any consent or approval required for Conversion, Redemption or Resale.

(b) The power of attorney given in this clause 10.2 ("Power of Attorney") is given for valuable consideration and to secure the performance by the Holder of the Holder's obligations under these Terms and is irrevocable.

10.3 Holder Acknowledgments
Each Holder irrevocably:

(a) upon Conversion of a CPS in accordance with clause 6 ("Conversion Mechanics") or the Exchange of a CPS for a Preference Share in accordance with clause 9 ("Preference Share Exchange"), consents to becoming a member of MGL and agrees to be bound by the MGL Constitution;

(b) acknowledges and agrees that it is obliged to accept Ordinary Shares upon a Conversion or Preference Shares upon a Preference Share Exchange in accordance with clause 9 ("Preference Share Exchange"), as the case may be, notwithstanding anything that might otherwise affect a Conversion of CPS or the Exchange of CPS for Preference Shares including, without limitation:
   (i) any change in the financial position of MGL since the Issue Date;
   (ii) any disruption to the market or potential market for the ordinary shares or to capital markets generally; or
   (iii) any breach by MGL of any obligation in connection with CPS;

(c) acknowledges and agrees that the only conditions to Conversion of the CPS or the Exchange of CPS for Preference Shares in accordance with clause 9 ("Preference Share Exchange"), as the case may be, are those expressly set out in these Terms (including, where applicable, the Mandatory Conversion Conditions or the Optional Conversion Conditions and that no other conditions or events will affect Conversion of the CPS or the Exchange of CPS for Preference Shares in accordance with clause 9 ("Preference Share Exchange"), as the case may be;

(d) agrees to provide to MGL any information necessary to give effect to a Conversion of the CPS or the Exchange of CPS for Preference Shares in accordance with clause 9 ("Preference Share Exchange"), as the case may be, and, if applicable, to surrender any CPS certificate on the occurrence of the Conversion of the CPS or the Exchange of CPS for Preference Shares in accordance with clause 9 ("Preference Share Exchange"), as the case may be; and

(e) acknowledges and agrees that a Holder has no right to request an Exchange or a Preference Share Exchange pursuant to these Terms.

10.4 Discretions

If MGL or MCPSLLC resolves to require the Issuer to exercise any discretion conferred on the Issuer by these Terms in a particular manner and MGL or MCPSLLC notifies the Issuer of that resolution then, subject to the duties of the Issuer and to the maximum extent permitted by law, the Issuer must act accordingly.

10.5 On-market buy-backs

Subject to APRA's prior written approval, the Issuer or any member of the Macquarie Group may buy-back CPS at any time and at any price by an on-market buy-back.

10.6 No other rights

(a) CPS do not confer on Holders any right to participate in profits or property of any member of the Macquarie Group except as set out in these Terms.

(b) CPS do not confer on Holders any right to subscribe for new securities in any member of the Macquarie Group or to participate in any bonus issues of shares in the capital of any member of the Macquarie Group.

10.7 No right to apply for the winding-up of the Issuer

Each Holder acknowledges and agrees that a Holder has no right to apply for any member of the Macquarie Group to be wound up, or placed in administration, or to cause a receiver, or a receiver and manager, to be appointed in respect of any member of the Macquarie Group merely on the grounds that the Issuer does not pay a Distribution when scheduled in respect of CPS.

10.8 No events of default

Each Holder acknowledges and agrees that these Terms contain no events of default. Accordingly (but without limitation) failure to pay in full, for any reason, a Distribution on the scheduled Distribution Payment Date will not constitute an event of default.

11 VOTING AND OTHER RIGHTS

11.1 Voting

The Trust Constitution contains provisions for convening meetings of the Holders to consider any matter affecting their interests, including any variation of these Terms which requires the consent of Holders.

Holders will have no voting rights in respect of any member of the Macquarie Group.

11.2 Provision of information

Subject to applicable law, Holders are not entitled to be provided with copies of:

(a) any notices of general meeting of MGL; or

(b) other documents (including annual reports and financial statements) sent by MGL to holders of ordinary shares in MGL.

12 TAKEOVERS AND SCHEMES OF ARRANGEMENT

If:

(a) a takeover bid is made for Ordinary Shares, acceptance of which is recommended by the Directors; or

(b) the Directors recommend a scheme of arrangement in respect of the Ordinary Shares of MGL which will result in a person other than MGL having a relevant interest in more than 50% of the Ordinary Shares,

in each case which would result in an Acquisition Event then, if the Directors consider that APRA will not approve Exchange of CPS in accordance with clause 5 ("Exchange on Acquisition Event"), the Directors will use all reasonable endeavours to procure that equivalent takeover offers are made to Holders or that they are entitled to participate in the scheme of arrangement or a similar transaction.

13 TITLE AND TRANSFER OF CPS

13.1 Title
Title to a CPS passes when details of the transfer are entered in the Register.

13.2 Effect of entries in Register
Each entry in the Register for a CPS constitutes an entitlement to the benefits given to the Holder under these Terms and the Trust Constitution in respect of the CPS.

13.3 Register conclusive as to ownership
Entries in the Register in relation to a CPS constitute conclusive evidence that the person so entered is the absolute owner of the CPS subject to correction for fraud or error.

13.4 Non-recognition of interests
Except as required by law, the Issuer and the Registrar must treat the person whose name is entered in the Register as the Holder as the absolute owner of that CPS.

No notice of any trust or other interest in, or claim to, any CPS will be entered in the Register. Neither the Issuer nor the Registrar need take notice of any trust or other interest in, or claim to, any CPS, except as ordered by a court of competent jurisdiction or required by law.

This clause 13.4 ("Non-recognition of interests") applies whether or not a payment has been made when scheduled on a CPS and despite any notice of ownership, trust or interest in the CPS.

13.5 Joint holders
Where two or more persons are entered in the Register as joint Holders then they are taken to hold the CPS as joint tenants, but the Registrar is not bound to register more than three persons as joint holders of a CPS.

13.6 Transfers in whole
CPS may be transferred in whole but not in part in accordance with these Terms and the Trust Constitution.

13.7 Transfer
A Holder may, subject to this clause 13.7 ("Title and transfer of CPS"), transfer any CPS:

(a) by a proper ASTC transfer according to the ASTC Operating Rules;

(b) by a proper transfer under any other computerised or electronic system recognised by the Corporations Act;

(c) under any other method of transfer which operates in relation to the trading of securities on any securities exchange outside Australia on which CPS are quoted; or

(d) by any proper or sufficient instrument of transfer of marketable securities under applicable law.

The Issuer must not charge any fee on the transfer of a CPS.

13.8 Market obligations
The Issuer must comply with Applicable Regulation and any other relevant obligations imposed on it in relation to the transfer of a CPS.

13.9 Issuer may request holding lock or refuse to register transfer
If CPS are quoted on ASX, and if permitted to do so by the ASX Listing Rules and the Corporations Act, the Issuer may:

(a) request the CS Facility Operator or the Registrar, as the case may be, to apply a holding lock to prevent a transfer of CPS approved by and registered on the CS Facility's electronic subregister or CPS registered on an issuer-sponsored subregister, as the case may be; or

(b) refuse to register a transfer of CPS.

13.10 Issuer must request holding lock or refuse to register transfer

(a) The Issuer must request the CS Facility Operator or the Registrar, as the case may be, to apply a holding lock to prevent a transfer of CPS approved by and registered on the CS Facility's electronic subregister or CPS registered on an issuer-sponsored subregister, as the case may be, if the Corporations Act, the Listing Rules or the terms of a Restriction Agreement require the Issuer to do so.

(b) The Issuer must refuse to register any transfer of CPS if the Corporations Act, the ASX Listing Rules or the terms of a Restriction Agreement require the Issuer to do so.

(c) During a breach of the ASX Listing Rules relating to Restricted Securities, or a breach of a Restriction Agreement, the Holder of the Restricted Securities is not entitled to any distribution or voting rights in respect of the Restricted Securities.

13.11 Notice of holding locks and refusal to register transfer

If, in the exercise of its rights under clauses 13.9 ("Issuer may request holding lock or refuse to register transfer") and 13.10 ("Issuer must request holding lock or refuse to register transfer"), the Issuer requests application of a holding lock to prevent a transfer of CPS or refuses to register a transfer of CPS, it must, within two months after the date on which the transfer was lodged with it, give written notice of the request or refusal to the Holder, to the transferee and the broker lodging the transfer, if any. Failure to give such notice does not, however, invalidate the decision of the Issuer.

13.12 Delivery of instrument

If an instrument is used to transfer CPS according to clause 13.7 ("Transfer"), it must be delivered to the Registrar, together with such evidence (if any) as the Registrar reasonably requires to prove the title of the transferor to, or right of the transferor to transfer, the CPS.

13.13 Refusal to register

The Issuer may only refuse to register a transfer of any CPS if such registration would contravene or is forbidden by Applicable Regulation or the Terms.

If the Issuer refuses to register a transfer, the Issuer must give the lodging party notice of the refusal and the reasons for it within five Business Days after the date on which the transfer was delivered to the Registrar.

13.14 Transferor to remain Holder until registration

A transferor of a CPS remains the Holder in respect of that CPS until the transfer is registered and the name of the transferee is entered in the Register.

13.15 Effect of transfer

Upon registration and entry of the transferee in the Register the transferor ceases to be entitled to future benefits under these Terms and the Trust Constitution in respect of the transferred CPS and the transferee becomes so entitled in accordance with clause 13.2 ("Effect of entries in Register").

13.16 Estates

A person becoming entitled to a CPS as a consequence of the death or bankruptcy of a Holder or of a vesting order or a person administering the estate of a Holder may, upon producing such evidence as to that entitlement or status as the Registrar considers sufficient, transfer the CPS or, if so entitled, become registered as the holder of the CPS.

13.17 Unincorporated associations

A transfer to an unincorporated association is not permitted.

13.18 Transfer of unidentified CPS

Where the transferor executes a transfer of less than all CPS registered in its name, and the specific CPS to be transferred are not identified, the Registrar may (subject to the limit on minimum holdings) register the transfer in respect of such of the CPS registered in the name of the transferor as the Registrar thinks fit, provided the aggregate Liquidation Amount of the CPS registered as having been transferred equals the aggregate Liquidation Amount of the CPS expressed to be transferred in the transfer.

14 NOTICES AND OTHER COMMUNICATIONS

14.1 Notices to Holders

Except where otherwise provided in these Terms, a notice may be given by the Issuer to a Holder in any manner prescribed by the Trust Constitution for giving notices to members of the Issuer and the relevant provisions apply with all necessary modifications to notices to Holders.

14.2 Delivery of certain notices

A Non-Conversion Notice, a Deferred Conversion Notice, an Exchange Notice, a Redemption Notice, a Resale Notice, an Acquisition Event Notice, an Acquisition Exchange Notice, an Adjustment Notice and an Issuer Details Notice may each be given to Holders by the Issuer publishing the notice on its website and announcing the publication of the notice to ASX.

14.3 Non-receipt of notices by Holders

The non-receipt of a notice by a Holder or an accidental omission to give notice to a Holder will not invalidate the giving of that notice either in respect of that Holder or generally.

14.4 Notices to the Issuer

(a) All notices or other communications to the Issuer in respect of the Terms must be:
   (i) in legible writing or typing and in English;
   (ii) addressed as shown below:

   Attention: Company Secretary
   Address: Macquarie Capital Loans Management Limited as responsible entity of the Macquarie CPS Trust
   No.1 Martin Place
   Sydney NSW 2000
   Fax No: +61 2 8232 4330

   or to such other address or fax number as the Issuer notifies to Holders as its address or fax number (as the case may be) for notices or other communications in respect of these Terms from time to time (an "**Issuer Details Notice**");

   (iii) signed by the person making the communication or by a person duly authorised by that person; and
   (iv) delivered or posted by prepaid post to the address, or sent by fax to the fax number, of the Issuer in accordance with clause 13.4(b).

(b) A notice to the Issuer will be taken to be received:
   (i) if sent by fax, when actually received in its entirety in legible form, unless that local time is not a Business Day, or is after 5.00pm on a Business Day, in which case that communication will be regarded as received at 9.00am on the next Business Day; and
   (ii) in any other case, on delivery at the address of the Issuer as provided in clause 13.4 ("Non-recognition of interests"), unless that delivery is not made on a Business Day, or is after 5.00pm on a Business Day, in which case that communication will be regarded as received at 9.00am on the next Business Day.

15 PAYMENTS

15.1 Calculations of Payments

All calculations of payments will be rounded to four decimal places. For the purposes of making any payment in respect of a Holder's aggregate holding of CPS, any fraction of a cent will be disregarded.

15.2 Deductions

(a) The Issuer may deduct from any payment payable to a Holder the amount of any withholding or other tax, duty or levy required by law to be deducted in respect of such payment.

(b) If any deduction is required, the Issuer must pay the full amount required to be deducted to the relevant revenue authority within the time allowed for such payment without incurring penalty under the applicable law.

(c) If:
   (i) a deduction is made; and
   (ii) the amount of the deduction is accounted for by the Issuer to the relevant revenue authority; and

(d) the balance of the amount payable has been paid to the Holder,

then the Issuer's obligation to make the payment to the Holder is taken to have been satisfied in full by the Issuer.

15.3 No set-off or offsetting rights

A Holder:

(a) may not exercise any right to set-off any amounts owing by it to the Issuer or any member of the Macquarie Group against any claims owing by the Issuer or MGL; and

(b) will have no offsetting rights or claims on the Issuer or any member of the Macquarie Group if the Issuer does not pay a Distribution when Scheduled under CPS.

15.4 Time limit for claims

A claim against the Issuer for payment according to these Terms is void unless made within five years of the due date for payment.

15.5 Manner of payment to Holders
Monies payable by the Issuer to a Holder may be paid in any manner the Issuer decides, including:

(a) by any method of direct credit determined by the Issuer to the Holder or Holders shown on the Register or to such person or place directed by them;

(b) by cheque sent through the post directed to the physical or postal address of the Holder as shown in the Register or, in the case of joint Holders, to the physical or postal address notified to the Registrar for receipt of such monies (and in default of notification, to the physical or postal address shown in the Register as the address of the joint Holder first named in that Register); or

(c) by cheque sent through the post directed to such other physical or postal address as the Holder or joint Holders in writing direct.

15.6 Unpresented cheques
Cheques issued by the Issuer that are not presented within six months of being issued or such lesser period as determined by the Issuer may be cancelled. Where a cheque which is cancelled was drawn in favour of a Holder, the moneys are to be held by the Issuer for the Holder as a non-interest bearing deposit until the Holder or any legal personal representative of the Holder claims the amount or the amount is paid by the Issuer according to the legislation relating to unclaimed moneys.

15.7 Unsuccessful attempts to pay
Subject to applicable law, where the Issuer:

(a) decides that an amount is to be paid to a Holder by a method of direct credit and the Holder has not given a direction as to where amounts are to be paid by that method;

(b) attempts to pay an amount to a Holder by direct credit, electronic transfer of funds or any other means and the transfer is unsuccessful; or

(c) has made reasonable efforts to locate a Holder but is unable to do so,

the amount is to be held by the Issuer for the Holder in a non-interest bearing deposit with a bank selected by the Issuer until the Holder or any legal personal representative of the Holder claims the amount or the amount is paid by the Issuer according to the legislation relating to unclaimed moneys.

15.8 Payment to joint Holders
A payment to any one of joint Holders will discharge the Issuer's liability in respect of the payment.

16 QUOTATION ON ASX

The Issuer must use all reasonable endeavours and furnish all such documents, information and undertakings as may be reasonably necessary in order to procure, at its own expense, quotation of CPS on ASX.

17 AMENDMENT OF THESE TERMS

17.1 Amendment without consent
Subject to complying with the Corporations Act and all other applicable laws, the Issuer may amend these Terms:

(a) if the Issuer is of the opinion that the amendment is:
   (i) of a formal, minor or technical nature;
   (ii) made to cure any ambiguity or correct any manifest error;
   (iii) expedient for the purpose of enabling CPS to be listed or to remain listed on a securities exchange or lodged in a clearing system or to remain lodged in a clearing system or to be offered for sale or for subscription under the laws for the time being in force in any place and it is otherwise not considered by the Issuer to be materially prejudicial to the interests of the Holders as a whole;
   (iv) necessary and appropriate to comply with the provisions of any statute or the requirements of any statutory authority;
   (v) necessary and appropriate to effect the substitution of the Approved Acquirer as the issuer of the ordinary equity capital on Conversion in the manner contemplated by these Terms, including, without limitation, amendments and additions to:
      (A) the definition of Conversion and the mechanics to effect Conversion under clause 6 ("Conversion mechanics");
      (B) the definition of Conversion Number in clause 6 ("Conversion mechanics") and the mechanics for adjusting that Conversion Number; and
      (C) the definitions of "Acquisition Event", "Macquarie Group", "Ordinary Share" "Regulatory Event" and "Tax Event";
   (vi) necessary and appropriate to enable payment to Holders of the Make-Whole Amount (as defined in the MGL Deed of Undertaking); or
   (vii) to evidence the succession of another person to the Issuer and the assumption by any such successor of the undertakings and obligations of the Issuer under the CPS;

(b) according to the Issuer's adjustment rights in clause 6 ("Conversion Mechanics"); or

(c) generally, in any case where such amendment is considered by the Directors not to adversely affect the interests of Holders as a whole.

17.2 Amendment with consent

Without limiting clause 17.1 ("Amendment without consent"), the Issuer may, with APRA's prior written approval, amend these Terms if the amendment has been approved by a Special Resolution.

17.3 Meanings

In this clause amend includes modify, cancel, alter or add to and amendment has a corresponding meaning.

17.4 Notice of amendments

Any amendment of these Terms made in accordance with this clause 17 ("Amendment of these Terms") must be promptly notified to Holders.

17.5 Amendments determined by MGL

If MGL or MCPSLLC resolves to require the Issuer to:

(a) amend these Terms in accordance with clause 17.1 ("Amendment without consent"); or

(b) convene a meeting of Holders in accordance with the Trust Constitution to consider an amendment in accordance with clause 17.2 ("Amendment with consent"),

and MGL or MCPSLLC notifies the Issuer of that resolution then, subject to the duties of the Issuer and to the maximum extent permitted by law, the Issuer must amend these CPS terms or convene that meeting accordingly.

Subject to the Corporations Act and all other applicable laws, the Issuer must not otherwise amend these Terms or convene a meeting to consider an amendment to these Terms and must not propose terms for amendment contrary to a notice received in accordance with this clause 17.5 ("Amendments determined by MGL").

18 GOVERNING LAW

The CPS and these Terms are governed by and shall be construed in accordance with the laws in force in New South Wales, Australia.

19 INTERPRETATION AND DEFINITIONS

19.1 Interpretation

(a) Unless the context otherwise requires, if there is any inconsistency between the provisions of these Terms and the Trust Constitution then, to the maximum extent permitted by law, the provisions of these Terms will prevail.

(b) Unless otherwise specified, a reference to a clause is a reference to a clause of these Terms.

(c) If a calculation is required under these Terms, unless the contrary intention is expressed, the calculation will be rounded to four decimal places.

(d) Subject to clause 19.1(a) ("Interpretation"), definitions and interpretation under the Trust Constitution will also apply to these Terms unless the contrary intention is expressed.

(e) Any provisions which refer to the requirements of APRA or any other prudential regulatory requirements will apply to the Issuer or MGL only if the Issuer or MGL is an entity, or the holding company of an entity, subject to regulation and supervision by APRA at the relevant time.

(f) Any provisions which require APRA's consent or approval will apply only if APRA requires that such consent or approval be given at the relevant time.

(g) Any provisions in these Terms requiring the prior approval of APRA for a particular course of action to be taken by the Issuer or MGL do not imply that APRA has given its consent or approval to the particular action as of the Issue Date.

(h) The terms takeover bid, relevant interest, scheme of arrangement, buy-back and on-market buy-back when used in these Terms have the meaning given in the Corporations Act.

(i) Headings and bolding are for convenience only and do not affect the interpretation of these Terms.

(j) The singular includes the plural and vice versa.

(k) A reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them.

(l) If an event under these Terms must occur on a stipulated day which is not a Business Day, then the stipulated day will be taken to be the next Business Day.

(m) A reference to dollars, A$, $ or cents is a reference to the lawful currency of Australia.

(n) Calculations, elections and determinations made by the Issuer or MGL under these Terms are binding on Holders in the absence of manifest error.

19.2 Definitions

Acquisition Event means:

(a) a takeover bid is made to acquire all or some Ordinary Shares and the offer is, or becomes, unconditional and as a result of the bid the bidder has a relevant interest in more than 50% of the Ordinary Shares on issue; or

(b) a court approves a scheme of arrangement which, when implemented, will result in a person having a relevant interest in more than 50% of the Ordinary Shares,

(each an "event") other than as part of a solvent reorganisation where the persons holding relevant interests in the ordinary equity capital (being listed on ASX) of the bidder or other person ("Approved Acquirer") acquiring a relevant interest in more than 50% of the Ordinary Shares on issue are, or will be, substantially the same, and in the substantially the same proportions, as the persons who held relevant interests in the Ordinary Shares immediately prior to the event where:

(i) the event is initiated by the Directors or would not, in MGL's reasonable opinion, otherwise materially prejudice the interests of Holders; and

(ii) the Approved Acquirer agrees for the benefit of Holders to:

(A) issue its ordinary equity capital in all circumstances where MGL would have otherwise been obliged to issue Ordinary Shares as contemplated by these Terms;

(B) use all reasonable endeavours to ensure quotation of such ordinary equity capital on ASX; and

(C) comply with the obligations and restrictions as apply to MGL in the Implementation Deed and the MGL Deed of Undertaking (with all necessary and appropriate modifications).

Acquisition Event Notice has the meaning given in clause 5.1 ("Notice of Acquisition Event").

Acquisition Exchange Date has the meaning given in clause 5.3 ("Contents of Acquisition Exchange Notice") and, where applicable, clause 5.4 ("Where Acquisition Exchange Notice not required").

Acquisition Exchange Notice has the meaning given in clause 5.2 ("Exchange on occurrence of Acquisition Event").

Adjustment Notice has the meaning given in clause 6.11 ("Announcement of adjustment to Issue Date VWAP").

Applicable Regulation means such provisions of the ASX Listing Rules, the ASTC Operating Rules, the Corporations Act and any regulations or rules pursuant under or pursuant to any such provisions as may be applicable to the transfer.

Approved Acquirer has the meaning specified in the definition of Acquisition Event.

APRA means the Australian Prudential Regulation Authority (ABN 79 635 582 658) or any successor body responsible for prudential regulation of MGL.

APRA Capital Event means, unless APRA otherwise determines that the event is not an APRA Capital Event:

(a) APRA issues a written directive to MGL under section 11CA of the Banking Act for MGL to increase its capital;

(b) proceedings are commenced for the winding up of MGL (other than a solvent reconstruction approved by APRA); or

(c) the consolidated retained earnings of the Macquarie Group have become negative.

ASTC means ASX Settlement and Transfer Corporation Pty Limited (ABN 44 008 504 532).

ASTC Operating Rules means the operating rules of ASTC.

ASX means ASX Limited (ABN 98 008 624 691) or the securities market operated by it, as the context requires, or any successor.

ASX Listing Rules means the listing rules of ASX as amended, varied or waived (whether in respect of the Issuer or generally) from time to time.

ASX Market Rules means the market rules of ASX as amended, varied or waived (whether in respect of the Issuer or generally) from time to time.

Attorney has the meaning given in clause 9.2 ("Preference Share Exchange Notice").

Bank Bill Rate has the meaning given in clause 2.1 ("Distribution").

Banking Act means the Banking Act 1959 of Australia.

Business Day has the meaning given in the ASX Listing Rules with any modifications or waivers in their application to MCLML as responsible entity of the Macquarie CPS Trust which ASX may grant.

Control has the meaning given in the Corporations Act.

Conversion means, that the Issuer redeems the CPS upon:

(a) MGL at the direction of the Issuer, issuing the Conversion Number of Ordinary Shares to the Holder on the Mandatory Conversion Date or Exchange Date; and

(b) if the Issuer or MGL (in its discretion) determines to pay an amount by way of Distribution on the Mandatory Conversion Date or Exchange Date, the Issuer or MGL paying the Distribution.

and **Convert** and **Converted** have corresponding meanings.

Conversion Number has the meaning given in clause 6.1 ("Conversion").

Corporations Act means the Corporations Act 2001 of Australia.

CPS has the meaning given in clause 1(a) ("Form of CPS").

CS Facility has the same meaning as "prescribed CS Facility" in the Corporation Act.

CS Facility Operator means the operator of a CS Facility.

Cum Value has the meaning given in clause 6.2 ("Adjustments to VWAP").

Deferred Acquisition Exchange Notice has the meaning given in clause 5.5 ("Deferred Exchange on Acquisition Event").

Deferred Conversion Date has the meaning given in clause 4.5 ("Conditions to Conversion occurring once elected by the Issuer").

Deferred Conversion Notice has the meaning given in clause 4.5 ("Conditions to Conversion occurring once elected by the Issuer").

Deferred Exchange Date has the meaning given in clause 8.6 ("Effect of failure by the Nominated Purchaser to pay).

Deferred Redemption Date has the meaning given in clause 3.5 ("Redemption where Mandatory Conversion Conditions are not satisfied").

Delisting Event means, in respect of a date, that:

(a) Ordinary Shares ceased to be listed or admitted to trading on ASX on or before that date (and where the cessation occurred before that date, Ordinary Shares continue not to be listed or admitted to trading on that date); or

(b) trading of Ordinary Shares on ASX is suspended for a period of consecutive days which includes:
   (i) at least five consecutive Business Days prior to that date; and
   (ii) that date.

Directors means some or all of the voting directors of MGL acting as a board.

Distribution has the meaning given in clause 2.1 ("Distribution").

Distribution Payment Date has the meaning given in clause 2.5 ("Distribution Payment Dates") whether or not a Distribution is, or is able to be, paid on that date.

Distribution Period means the period for which a Distribution is calculated in accordance with clause 2.1 ("Distribution").

Distribution Rate has the meaning given in clause 2.1 ("Distribution").

Distributable Profits means:

(a) the consolidated net profits after tax of the Macquarie Group which is attributable to the holders of the Ordinary Shares (determined before any interest, distributions or other distributions paid or payable by a member of the Macquarie Group on any instrument which constitutes Eligible Hybrid Capital for the Non-ADI Group) for the immediately preceding two half yearly financial periods for which results have been publicly announced by MGL; less

(b) the aggregate amount of any interest, distributions or other distributions paid or payable by a member of the Macquarie Group on any instrument which constitutes Eligible Hybrid Capital for the Non-ADI Group (but not including any interest, distributions or other distributions paid or payable to a member of the Macquarie Group by another member of the Macquarie Group) in the 12 month period up to and including the Distribution Payment Date (but excluding any Distribution payable on CPS on a Distribution Payment Date).

Eligible Asset means the LPS and any other notes, bonds, securities or shares issued by, or any loan to or investment in, any member of the Macquarie Group held by the RE as an asset of the Macquarie CPS Trust.

Eligible Capital has the same meaning as "eligible capital" in the conditions in the schedule on the NOHC Authority or the equivalent concept in any subsequent or replacement authority given by APRA in favour of MGL.

Eligible Hybrid Capital for the Non-ADI Group means hybrid capital that meets the conditions in Annexure 2 to the conditions in the schedule on the NOHC Authority or the equivalent concept in any subsequent or replacement authority given by APRA in favour of MGL.

Exchange means Conversion in accordance with and subject to clause 6 ("Conversion Mechanics"), Redemption in accordance with and subject to clause 7 ("Redemption Mechanics"), Resale in accordance with and subject to clause 8 ("Resale Mechanics"), or, where pursuant to clause 4.2 ("Contents of Exchange Notice") the Issuer has specified Preference Share Exchange as the Exchange Method, Preference Share Exchange in accordance with clause 9 ("Preference Share Exchange") and **Exchanged** has a corresponding meaning.

Exchange Date has the meaning given in clause 4.2(b) ("Contents of Exchange Notice").

Exchange Method has the meaning given in clause 4.3 ("Exchange Method").

Exchange Notice has the meaning given in clause 4.1 ("Optional Exchange by the Issuer").

First Mandatory Conversion Condition has the meaning given in clause 3.3 ("Mandatory Conversion Conditions").

First Optional Conversion Condition has the meaning given in clause 4.4 ("Conditions to election by the Issuer of Conversion as Exchange Method").

First Test Date has the meaning given in clause 3.3 ("Mandatory Conversion Conditions").

Fitch means Fitch Australia Pty Ltd (ACN 081 339 184) or any successor.

Foreign Holder means a Holder whose address in the Register is a place outside Australia or who the Issuer otherwise believes may not be a resident of Australia.

Holder means a person whose name is registered in the Register as the holder of a CPS.

Implementation Deed means the deed so called dated on or about the Issue Date between MGL and the Issuer.

Initial Mandatory Conversion Date has the meaning given in clause 3.2 ("Mandatory Conversion Date").

Issue Date means the date on which CPS are issued under the Offer.

Issue Date VWAP means the VWAP during the period of 20 Business Days on which trading in Ordinary Shares took place immediately preceding (but not including) the first date on which any CPS were issued, as adjusted in accordance with clauses 6.5 ("Adjustments to Issue Date VWAP for bonus and rights issues") to 6.10 ("Directors' sole discretion regarding adjustments to Issue Date VWAP").

Issue Price has the meaning given in clause 1(b) ("Form of CPS").

Issuer means RE in its capacity as responsible entity of the Macquarie CPS Trust.

Issuer Details Notice has the meaning given in clause 13.4(b).

Liquidation Amount means an amount equal to the Issue Price.

LLC Agreement means the limited liability company agreement of MCPSLLC dated on or before the Issue Date.

LPS means the preferred limited liability company interests by MCPSLLC on the LPS Terms.

LPS Terms means the terms of the LPS set out in Annex to the LLC Agreement.

Macquarie CPS Trust means the Australian registered managed investment scheme (ASRN 129 962 358) created pursuant to the Trust Constitution.

Macquarie Group means MGL and each entity it Controls.

Mandatory Conversion means the mandatory conversion under clause 3 ("Mandatory Conversion") of CPS to Ordinary Shares on the Mandatory Conversion Date.

Mandatory Conversion Conditions has the meaning given in clause 3.3 ("Mandatory Conversion Conditions").

Mandatory Conversion Date has the meaning given in clause 3.2 ("Mandatory Conversion Date").

Margin has the meaning given in clause 2.1 ("Distribution").

Maximum Conversion Number means a number calculated according to the following formula:

$$\text{Maximum Conversion Number} = \frac{\text{Issue Price}}{\text{Issue Date VWAP} \times 0.5}$$

MCPSLLC means Macquarie CPS LLC, a limited liability company to be established under the laws of Delaware, United States of America.

MGL means Macquarie Group Limited (ABN 94 122 169 279), a company incorporated under the laws of Australia.

MGL Breach of Undertakings Event means either that:

(a) the Issuer duly gives a MGL Breach Notice to MGL in accordance with the Implementation Deed; or

(b) Holders of CPS having an aggregate Face Value of not less than 10% of the aggregate Face Value of all outstanding CPS give a MGL Breach Notice to MGL in accordance with the MGL Deed of Undertaking

and, if the breach the subject to the MGL Breach of Undertakings Event is remediable, that breach has not been remedied to the satisfaction of the Issuer within three Business Days.

MGL Breach Notice means a notice given:

(a) by the Issuer to MGL under the Implementation Deed; or

(b) by Holders of CPS having an aggregate Face Value of not less than 10% of the aggregate Face Value of all outstanding CPS under the MGL Deed of Undertaking, following a failure by MBL to comply with any of its undertakings in the Implementation Deed or the MGL Deed of Undertaking.

MGL Constitution means the constitution of MGL as amended from time to time.

MGL Deed of Undertaking means the deed so called dated on or about the Issue Date by MGL in favour of the Holders in which:

(a) MGL gives the undertaking referred to in clauses 2.7 ("MGL's undertaking in relation to unpaid Distributions") and 2.8 ("Exclusions from undertaking"); and

(b) agrees to pay, or procure the payment of, a Make-Whole Amount (as defined in the MGL Deed of Undertaking) in cash or by the issue of additional Ordinary Shares in certain circumstances occurring before the Initial Mandatory Conversion Date.

MGL Junior Securities means:

(a) the Ordinary Shares;

(b) any preference shares, securities or capital instruments issued by MGL and ranking:
  (i) where clause 2.7(a) ("MGL's undertaking in relation to unpaid Distributions") applies, for the payment of interest, dividends or distributions or other payments junior to the Preference Shares in respect of the payment of dividends; and
  (ii) where clause 2.7(b) ("MGL's undertaking in relation to unpaid Distributions") applies, for a return of capital in a winding up of MGL junior to the Preference Shares for such return of capital; and

(c) any securities or other capital instruments issued by a member of the Macquarie Group or any other entity (other than Macquarie Bank Limited (ABN 46 008 583 542) or any entity it Controls), which at the option of such issuer or MGL, are convertible or exchangeable into:
  (i) the Ordinary Shares;
  (ii) where clause 2.7(a) ("MGL's undertaking in relation to unpaid Distributions") applies, any other junior ranking preference shares, securities or capital instruments referred to in paragraph (b)(i); or
  (iii) where clause 2.7(b) ("MGL's undertaking in relation to unpaid Distributions") applies, any other junior ranking preference shares, securities or capital instruments referred to in paragraph (b)(ii);

and, in any such case, which are included, or are eligible for inclusion, in Eligible Capital.

MGL Pari Passu and Junior Securities means the MGL Pari Passu Securities and the MGL Junior Securities.

MGL Pari Passu Securities means:

(a) the Preference Shares;

(b) any other preference shares, securities or capital instruments issued by MGL and ranking:
  (i) where clause 2.7(a) ("MGL's undertaking in relation to unpaid Distributions") applies, for the payment of interest, dividends or distributions or other payments *pari passu* with the Preference Shares in respect of the payment of dividends; and
  (ii) where clause 2.7(b) ("MGL's undertaking in relation to unpaid Distributions") applies, for a return of capital in a winding up of MGL *pari passu* with the Preference Shares for such return of capital; and

(c) any securities or other capital instruments issued by a member of the Macquarie Group or any other entity (other than Macquarie Bank Limited (ABN 46 008 583 542) or any entity it Controls), which at the option of such issuer or MGL, are convertible or exchangeable into:
  (i) the Preference Shares;
  (ii) where clause 2.7(a) ("MGL's undertaking in relation to unpaid Distributions") applies, any other *pari passu* preference shares, securities or capital instruments referred to in paragraph (b)(i); or
  (iii) where clause 2.7(b) ("MGL's undertaking in relation to unpaid Distributions") applies, any other *pari passu* preference shares, securities or capital instruments referred to in paragraph (b)(ii);

and, in any such case, which are included, or are eligible for inclusion, in Eligible Capital.

Moody's means Moody's Investors Service Pty Limited (ACN 003 399 657) or any successor.

NOHC Authority means the authority to be a non-operating holding company of an authorised deposit-taking institution given by APRA in favour of MGL on 5 September 2007 under the Banking Act.

Nominated Purchaser means, subject to clause 8.3 ("Identity of Nominated Purchaser"), with respect to a Resale, one or more third parties selected by the Issuer in its absolute discretion.

Non-Conversion Notice has the meaning given in clause 3.4 ("Non Conversion Notices").

Offer means the invitation under the Product Disclosure Statement made by the Issuer for persons to subscribe for CPS.

Optional Conversion Conditions has the meaning given in clause 4.4 ("Conditions to election by the Issuer of Conversion as Exchange Method").

Optional Conversion Test Date has the meaning given in clause 4.4 ("Conditions to election by the Issuer of Conversion as Exchange Method").

Optional Distribution has the meaning given in clause 2.3 ("Optional Distribution").

Ordinary Share means a fully paid ordinary share in the capital of MGL.

Ordinary Shareholder means a person whose name is registered as the holder of an Ordinary Share.

Ordinary Share Issue Price has the meaning given in clause 6.1 ("Conversion").

Ordinary Unit has the meaning given in the Trust Constitution.

Preference Share means a non cumulative, perpetual preference share in the capital of MGL which confers on the Holder:

(a) a right to distributions payable from time to time out of the profits of MGL at the discretion of the Directors and otherwise equivalent to the right to Distributions which would have been scheduled to be payable on the CPS at that time had the Preference Share Exchange Event not occurred, such distribution being payable in priority to distributions on Ordinary Shares;

(b) a right to a return of capital in a winding up of MGL in an amount equal to the Liquidation Amount of the CPS, out of the surplus, if any, available to shareholders in priority to holders of Ordinary Shares;

(c) no further or other right to participate in the assets of MGL or a return of capital in the winding up;

(d) voting rights as permitted by ASX Listing Rules,

and which is:

(i) mandatorily convertible into Ordinary Shares on terms and conditions equivalent to the terms and conditions on which CPS convert into Ordinary Shares; and

(ii) otherwise on terms determined by the Directors as reasonably equivalent to the rights of Holders of CPS generally.

Preference Share Exchange means that the Issuer redeems each CPS upon MGL, at the direction of the Issuer, issuing a Preference Share to the Holder of that CPS on the Preference Share Exchange Date. The number of Preference Shares issued on a Preference Share Exchange must equal the number of outstanding CPS on the Preference Share Exchange Date.

Preference Share Exchange Event has the meaning given in clause 9.1 ("Preference Share Exchange").

Preference Share Exchange Date means the date determined in accordance with clause 9.3 ("Preference Share Exchange Dates").

Product Disclosure Statement means the product disclosure statement for the Offer including these Terms.

Record Date means for payment of:

(a) a Distribution:

(i) the date which is seven Business Days before the Distribution Payment Date for that Distribution; or

(ii) such other date as is determined by the Issuer in its absolute discretion and communicated to ASX not less than seven Business Days before the specified Record Date; and

(b) an Optional Distribution, the date prior to the payment of the Optional Distribution that is determined by the Issuer,

or in either case such other date as may be required by, or agreed with, ASX.

Redeem means to redeem the CPS by payment of the Issue Price in accordance with clause 7 ("Redemption mechanics") and **Redeemed**, **Redeemable** and **Redemption** have the corresponding meanings.

Redemption Date has the meaning given in clause 3.6 ("Contents of Redemption Notice").

Redemption Notice has the meaning given in clause 3.5(a) ("Redemption where Mandatory Conversion Conditions are not satisfied").

Redemption Price has the meaning given in clause 7 ("Redemption Mechanics").

RE means Macquarie Capital Loans Management Limited (ABN 18 077 595 012, AFSL No. 241106), a company incorporated under the laws of Australia or such other entity which is either:

(a) a member of the Macquarie Group; or

(b) a person approved by MGL,

and which is appointed to act as the responsible entity of the Macquarie CPS Trust.

RE Removal Event means the Holders pass a resolution in accordance with section 601FM of the Corporations Act to remove the Issuer as the responsible entity of the Macquarie CPS Trust and the replacement responsible entity is not a member of the Macquarie Group or a person approved by MGL to act as responsible entity of the Macquarie CPS Trust.

Register means the register of CPS maintained by the Issuer or its agent and includes any subregister established and maintained under the Clearing House Electronic Subregister System operated by ASTC.

Registrar means Computershare Investor Services Pty Limited (ABN 48 078 279 277) or any other person appointed by the Issuer to maintain the Register.

Regulatory Event means:

(a) the receipt by the Directors of an opinion from a reputable legal counsel that, as a result of any amendment to, clarification of or change (including any announcement of a prospective change) in, any law or regulation affecting securities laws of Australia or any official administrative pronouncement or action or judicial decision interpreting or applying such laws or regulations which amendment, clarification or change is effective, or pronouncement, action or decision is announced, on or after the Issue Date, additional requirements would be imposed on the Issuer or any member of the Macquarie Group in relation to or in connection with CPS which the Directors (having received all approvals they consider in their absolute discretion to be necessary (including from APRA)) determine at their absolute discretion, to be unacceptable; or

(b) the determination by the Directors (having received all approvals they consider in their absolute discretion to be necessary (including from APRA)) that MGL is not or will not be entitled to treat all CPS as Eligible Capital, except where the reason the Issuer is not entitled to treat all CPS as Eligible Capital is because:
   (i) MGL has exceeded a limit on any component of Eligible Capital which was in effect on the date of the Product Disclosure Statement; or
   (ii) MGL has taken an action or actions in respect of CPS which directly has the effect that they are not treated as Eligible Capital.

Relevant Date has the meaning in clause 3.2 ("Mandatory Conversion Date").

Resale means, in relation to a CPS, the sale of CPS in accordance with clause 8 ("Resale Mechanics") and **Resell** and **Resold** have corresponding meanings.

Resale Notice has the meaning in clause 3.7(a) ("Resale on the Relevant Date").

Restriction Agreement means an agreement which is required to be concluded under Chapter 9 of the ASX Listing Rules or in voluntarily concluded between the Issuer and one or more Holders.

Restricted Securities has the same meaning as in the ASX Listing Rules and extends to CPS which are subject to voluntary restrictions by agreement between the Issuer and one or more Holders.

Second Mandatory Conversion Condition has the meaning given in clause 3.3 ("Mandatory Conversion Conditions").

Second Optional Conversion Condition has the meaning given in clause 4.4 ("Conditions to election by the Issuer of Conversion as Exchange Method").

Second Test Period has the meaning given in clause 3.3 ("Mandatory Conversion Conditions").

Special Dividend means a dividend in respect of Ordinary Shares which, in the absolute discretion of the Directors, is identified to be a special dividend.

Special Resolution means a resolution passed at a meeting of Holders by a majority of at least 75% of the votes validly cast by Holders in person or by proxy and entitled to vote on the resolution.

Standard & Poor's means Standard & Poor's (Australia) Pty Limited (ACN 007 324 852) or any successor.

Subsequent Mandatory Conversion Date has the meaning given in clause 3.2 ("Mandatory Conversion Date").

Tax Act means:

(a) the Income Tax Assessment Act 1936 of Australia or the Income Tax Assessment Act 1997 of Australia, as the case may be, and a reference to any section of the Income Tax Assessment Act 1936 includes a reference to that section as rewritten in the Income Tax Assessment Act 1997; and

(b) any other Act setting the rate of income tax payable and any regulation promulgated under it.

Tax Event means the receipt by the Directors of an opinion from a reputable legal counsel or other tax adviser in the relevant jurisdiction, experienced in such matters to the effect that, as a result of a Tax Law Change, there is more than an insubstantial risk which the Directors determine (having received all approvals they consider in their absolute discretion to be necessary (including from APRA)), at their absolute discretion, to be unacceptable that:

(a) there is a requirement to gross-up Distributions, interest payments or distributions on CPS or any Eligible Asset;

(b) a payment in connection with the CPS or any Eligible Asset would be a frankable distribution or frankable distribution for Australian income tax purposes;

(c) income of MCPSLLC or the Issuer would be subject to United States federal income tax or Australian income tax;

(d) one or more members of the Macquarie Group would be exposed to more than a *de minimis* amount of other taxes, assessments or other governmental charges in connection with the CPS or any Eligible Asset;

(e) taxes, duties or government charges would be imposed on the Issuer in connection with the CPS.

Tax Law Change means:

(a) an amendment to, change in or announced prospective change in any laws or regulations under those laws;

(b) a judicial decision interpreting, applying or clarifying those laws or regulations;

(c) an administrative pronouncement or action that represents an official position, including a clarification of an official position of the governmental authority or regulatory body making the administrative pronouncement or taking the action (including, without limitation, any published or private ruling, any notice or announcement of intent to adopt an official position or publish a ruling and or any refusal or failure to give a requested ruling); or

(d) decision is made as a result of an audit of any member of the Macquarie Group, or a decision is made in relation to any other taxpayer that has raised capital through the issuance of securities that are substantially similar to the CPS or any Eligible Assets (which that other taxpayer has either made a provision for in its financial statements or in relation to which that other taxpayer has issued a statement in writing),

by any legislative body, court, governmental authority or regulatory body on or after the Issue Date (irrespective of the manner in which it is made known, becomes effective, is announced or occurs).

Terms means these terms of issue of CPS.

Third Mandatory Conversion Condition has the meaning given in clause 3.3 ("Mandatory Conversion Conditions").

Trust Constitution means the constitution of the Macquarie CPS Trust dated 21 February 2008 (as amended) of which these Terms form part.

Trust Income has the meaning given in the Trust Constitution.

Trust Winding Up (Holder Resolution) Event means a meeting is called to consider a resolution directing the Issuer as responsible entity of the Macquarie CPS Trust to wind up the Macquarie CPS Trust.

VWAP means, subject to any adjustments under clause 6 ("Conversion Mechanics"), the average of the daily volume weighted average sale prices (rounded to the nearest full cent) of Ordinary Shares sold on ASX during the relevant period or on the relevant days but does not include any "crossing" transacted outside the "Open Session State" or any "special crossing" transacted at any time, each as defined in the ASX Market Rules, or any overseas trades or trades pursuant to the exercise of options over Ordinary Shares.

VWAP Period means the period of 20 Business Days on which trading in Ordinary Shares took place immediately preceding the relevant Exchange Date.

Winding Up Event means:

(a) an order is made by a court of competent jurisdiction for the winding up of MGL or MCPSLLC and 30 days have elapsed without that order having been successfully appealed, stayed or revoked; or

(b) a resolution is duly passed by the members of MGL or MCPSLLC, as the case may be, for the winding up of MGL or MCPSLLC (as the case may be); or

(c) the winding up of the Macquarie CPS Trust other than as the result of a Trust Winding Up (Holder Resolution) Event,

in each case other than for the purposes of a consolidation, amalgamation, merger or reconstruction (the terms of which have been approved by a Special Resolution of Holders).



11

Applicati forms



on

11

11 Application forms

MACQUARIE

(ABN 18 077 595 012, AFSL No. 241106) as
responsible entity for the Macquarie CPS Trust
ARSN 129 962 358)

Please tick the box if you are an existing Macquarie shareholder

MACQUARIE

Application Form

This Application Form is for Macquarie Convertible Preference Securities ("CPS") offered to Australian residents under the Product Disclosure Statement dated 5 June 2008 and to New Zealand residents under that Product Disclosure Statement and the NZ Investment Statement. If you are in doubt as to how to deal with it, please contact your stockbroker, accountant or financial adviser without delay. Capitalised terms have the meanings given to them in the Product Disclosure Statement. Any supplementary document or replacement Product Disclosure Statement that the Issuer issues during the period of the Offer (if any) will be available at www.macquarie.com.au. CPS will only be issued on receipt of an Application Form issued together with the Product Disclosure Statement. By returning this Application Form with your payment, you make the declarations set out in this Application Form.

This Application Form is available to persons receiving the Application Form within Australia or New Zealand. The Product Disclosure Statement and NZ Investment Statement contain information relevant to a decision to invest in CPS and you should read the entire Product Disclosure Statement and, if in New Zealand, the NZ Investment Statement carefully before applying for CPS.

A I/we apply for

, , Number of CPS at $100.00 per CPS or such lesser number of Securities which may be allocated to me/us (minimum of 20 CPS).

B I/we lodge full Application Monies

A$ ....,...............,.............. .

C Individual/Joint Applications — refer to naming standards overleaf for correct forms of registrable title(s)

Title Given name(s)/Company name Surname

Joint application 2 or Account designation

Joint application 3 or Account designation

D Enter your postal address — include state and postcode

Unit Street number Street name or PO box/Other information

City/Suburb/Town State Postcode

E Enter your contact details

Email address (if applicable)

Telephone number — Business hours/after hours

F CHESS Participants

Holder Identification Number (HIN)

X

Please note that if you supply a CHESS HIN but the name and address details on your form do not correspond exactly with the registration details held at CHESS, your Application will be deemed to be made without the CHESS HIN, and any securities issued as a result of the Offer will be held on the Issuer Sponsored Subregister.

Cheque details — make your cheque or bank draft payable to "Macquarie CPS Offer"

G

Drawer	Cheque number	BSB number	Account number	Amount of cheque
				A$
Drawer	Cheque number	BSB number	Account number	Amount of cheque
				A$

The Shareholder Priority Offer and the General Offer are expected to close at 5.00pm 26 June 2008. The Issuer reserves the right to vary the closing dates.

See back of form for completion guidelines.

Declaration and Acknowledgments
By submitting this Application Form and Application Monies, I/we:

- Declare that this Application is completed and lodged according to the Product Disclosure Statement and, if applicable the NZ Investment Statement, and the declarations/statements on this Application Form;
- Declare that all details and statements made by me/us are complete and accurate;
- Agree to be bound by the Constitution of the Trust, the CPS Terms and the terms and conditions of the Offer (including representations, warranties and agreements contained in the Product Disclosure Statement and if applicable the NZ Investment Statement) and I/we hereby apply for such number of CPS as may be calculated in accordance with the terms of the Product Disclosure Statement and, if applicable the NZ Investment Statement, and agree to take such number of CPS allotted to me/us;
- Declare that the Applicant(s) if a natural person, is/are over 18 years of age;
- Represent and warrant that I/we have read and understood the Product Disclosure Statement and if applicable the NZ Investment Statement, to which this Application Form relates;
- Authorise the Issuer, MGL and the Joint Lead Managers and their respective officers or agents, to do anything on my/our behalf necessary for CPS to be issued to me/us, including to act on instructions received by the Registry upon using the contact details in boxes D or E;
- Declare that I/we am/are not a US Person or am/are not acting for the account or benefit of any US Person;
- Acknowledge that once the Issuer receives the Application Form, I/we may not withdraw it;
- Acknowledge that CPS are not shares or other securities of MGL;
- Acknowledge that Distributions are discretionary and may not be paid;
- Acknowledge that the information contained in the Product Disclosure Statement (or any supplementary document or Replacement Product Disclosure Statement) and, if applicable the NZ Investment Statement, is not investment advice or a recommendation that CPS are suitable for me/us, given my/our investment objectives, financial situation or particular needs;
- Acknowledge that an investment in CPS does not represent a deposit or liability of MGL or Macquarie Bank Limited;
- Macquarie Bank Limited does not guarantee or otherwise provide assurance in respect of the obligations of these entities nor do CPS represent an issue by Macquarie Bank Limited; and
- Acknowledge that investments can be subject to investment risk, including possible delays in repayment and loss of income and principal invested. Macquarie Group and the Issuer do not in any way guarantee or stand behind the capital value or performance of CPS.

Important Notice
The Corporations Act prohibits any person from passing on to another person an Application Form in relation to the offer of CPS, unless the Application Form is attached to, or accompanied by, a complete and unaltered copy of the Product Disclosure Statement where applicable). A person who gives another person access to the Application Form must at the same time and by the same means give that other person access to the Product Disclosure Statement (including any supplementary document or Replacement Product Disclosure Statement where applicable). A paper copy of the Product Disclosure Statement (including any supplementary document or Replacement Product Disclosure Statement where applicable) and the Application Form will be provided to you at no charge by calling the Macquarie CPS Information Line on 1300 726 836 (if within Australia) or +61 3 9415 4336 (if outside Australia).

If the recipient of the Application Form is in New Zealand, the reference above to the Product Disclosure Statement must be read as including the NZ Investment Statement.

Broker Firm Offer
Broker Firm Applicants should refer to section 3.6 of the Product Disclosure Statement for lodgement instructions. Application Monies must be made payable to the Syndicate Broker (not to "Macquarie CPS Offer"). The completed Application Form and Application Monies must be delivered to the Syndicate Broker directly in accordance with their instructions (not to the Registry).

Privacy Statement
By submitting this Application Form, you agree that Macquarie Group, the Issuer and the Registry may use the information provided by you on this Application Form to administer your security holding, provide facilities and services you request and provide you with marketing materials and may disclose your personal information for those purposes to the Lead Managers (or your broker), the Registry, Macquarie Group's related entities, agents, contractors and third party service providers (including mail houses and professional advisers), ASX, other regulatory authorities and in any case, where disclosure is required or allowed by law or where you have consented. If you do not provide the information required on this Application Form, the Issuer may not be able to accept or process your Application.

Once you become a Holder, Chapter 2C of the Corporations Act requires information about you as a security holder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information contained in the Register is also used to facilitate payments including Distributions and corporate communications (including Macquarie's financial results, annual reports and other information Macquarie wishes to communicate to Holders) and to ensure compliance by the Issuer and Macquarie with legal and regulatory requirements. If some or all of the information is not collected then it might not be possible to administer your security holding. You can obtain access to your personal information by contacting the Registry: Computershare Investor Services Pty Limited, GPO Box 7045, SYDNEY NSW 2000 AUSTRALIA.

Correct Forms of Registrable Title(s)
Note that ONLY natural persons and legal entities are allowed to hold CPS. Applications must be made in the name(s) of natural persons, companies or other legal entities in accordance with the Corporations Act. At least one full given name and the surname is required for each natural person. The name of the beneficial owner or any other registrable name may be included by way of an account designation if completed exactly as described in the examples of correct forms of registrable title(s) below.

How to complete this form

A CPS Applied for
Enter the number of CPS that you wish to apply for. The Application must be for a minimum of 20 CPS. Applications for greater than 20 CPS must be in multiples of 10 CPS.

B Application Monies
Enter the amount of Application Monies. To calculate the amount, multiply the number of CPS by the price per CPS (A$100).

C Applicant Name(s)
Enter the full name you wish to appear on the Holding Statement. This must either be your own name or the name of a company. Up to 3 joint Applicants may register. You should refer to the table below for the correct forms of registrable title. Applications using the wrong form of names may be rejected. CHESS participants should complete their name identically to that presently registered in CHESS.

It is not necessary to sign this Application Form.

D Postal Address
Enter your postal address for all correspondence. All communications to you from the Registry will be mailed to the person(s) and address as shown. For joint Applicants, only one address can be entered.

E Contact Details
Enter your contact details. These are not compulsory but will assist us if we need to contact you.

F CHESS
The Issuer will apply to ASX to participate in CHESS, operated by ASX Settlement and Transfer Corporation Pty Ltd, a wholly owned subsidiary of ASX. In CHESS, the Issuer will operate an electronic CHESS Subregister of security holdings and an electronic Issuer Sponsored Subregister of security holdings. Together, the two Subregisters will make up the Trust's principal register of securities. The Issuer will not be issuing certificates to Applicants in respect of CPS allotted. If you are a CHESS participant (or are sponsored by a CHESS participant) and you wish to hold CPS allotted to you under this Application on the CHESS Subregister, enter you CHESS HIN. Otherwise, leave this section blank and on allotment, you will be sponsored by the Issuer and allocated a Securityholder Reference Number (SRN).

G Payment
Make your cheque or money order payable to 'Macquarie CPS Offer' in Australian currency and cross it 'not negotiable'. Your cheque or money order must be drawn on an Australian branch of a financial institution.

Complete the cheque details in the boxes provided. The total amount must agree with the amount shown in box B.

Cheques will be processed on the day of receipt and as such, sufficient cleared funds must be held in your account as cheques returned unpaid may not be re-presented and may result in your Application being rejected. Pin (do not staple) your cheque(s) to the Application Form where indicated. Cash will not be accepted. Receipt for payment will not be forwarded. Cheques must not be post-dated.

Lodgement of Application
Application Forms under the General Offer must be received by Computershare Investor Services Pty Limited by no later that 5.00pm AEST 26 June 2008 (subject to change without notice). Return this Application Form with cheque(s) attached to:

Computershare Investor Services Pty Limited
GPO Box 52
MELBOURNE VIC 8060
AUSTRALIA

If you have any enquiries concerning your Application, please contact the Macquarie CPS Information Line on 1300 726 836 (if within Australia) or +61 3 9415 4336 (if outside Australia).

Type of Investor	Correct Form of Registration	Incorrect Form of Registration
Individual Use given name(s) in full, not initials	Mr John Alfred Smith	J.A. Smith
Joint Use given name(s) in full, not initials	Mr John Alfred Smith & Mrs Janet Marie Smith	John Alfred & Janet Marie Smith
Company Use company title, not abbreviations	ABC Pty Ltd	ABC P/L ABC Co
Trusts Use trustee(s) personal name(s) Do not use the name of the trust	Mrs Penny Smith <Penny Smith Family A/C>	Penny Smith Family Trust
Deceased Estates Use executor(s) personal name(s) Do not use the name of the deceased	Mr Michael Smith <Est John Smith Family A/C>	Estate of Late John Smith
Minor (a person under the age of 18 years) Use the name of a responsible adult with an appropriate designation	Mr John Alfred Smith <Peter Smith A/C>	Peter Smith
Partnerships Use partners personal name(s) Do not use the name of the partnership	Mr John Smith & Mr Michael Smith <John Smith & Son A/C>	John Smith & Son
Clubs/Unincorporated Bodies/Business Names Use office bearer(s) personal name(s) Do not use the name of the club etc	Mrs Janet Smith <ABC Tennis Association A/C>	ABC Tennis Association
Superannuation Funds Use the name of trustee of the fund Do not use the name of the fund	John Smith Pty Ltd <Super Fund A/C>	John Smith Pty Ltd Superannuation Fund

(ABN 18 077 595 012, AFSL No. 241106) as
responsible entity for the Macquarie CPS Trust
ARSN 129 962 358)

Please tick the box if you are an existing Macquarie shareholder

MACQUARIE

Application Form

This Application Form is for Macquarie Convertible Preference Securities ("CPS") offered to Australian residents under the Product Disclosure Statement dated 5 June 2008 and to New Zealand residents under that Product Disclosure Statement and the NZ Investment Statement. If you are in doubt as to how to deal with it, please contact your stockbroker, accountant or financial adviser without delay. Capitalised terms have the meanings given to them in the Product Disclosure Statement. Any supplementary document or replacement Product Disclosure Statement that the Issuer issues during the period of the Offer (if any) will be available at www.macquarie.com.au. CPS will only be issued on receipt of an Application Form issued together with the Product Disclosure Statement. By returning this Application Form with your payment, you make the declarations set out in this Application Form.

This Application Form is available to persons receiving the Application Form within Australia or New Zealand. The Product Disclosure Statement and NZ Investment Statement contain information relevant to a decision to invest in CPS and you should read the entire Product Disclosure Statement and, if in New Zealand, the NZ Investment Statement carefully before applying for CPS.

A I/we apply for

, , Number of CPS at $100.00 per CPS or such lesser number of Securities which may be allocated to me/us (minimum of 20 CPS).

B I/we lodge full Application Monies

A$, , .

C Individual/Joint Applications — refer to naming standards overleaf for correct forms of registrable title(s)

Title Given name(s)/Company name Surname

Joint application 2 or Account designation

Joint application 3 or Account designation

D Enter your postal address — include state and postcode

Unit Street number Street name or PO box/Other information

City/Suburb/Town State Postcode

E Enter your contact details

Email address (if applicable)

Telephone number — Business hours/after hours

F CHESS Participants

Holder Identification Number (HIN)

X

Please note that if you supply a CHESS HIN but the name and address details on your form do not correspond exactly with the registration details held at CHESS, your Application will be deemed to be made without the CHESS HIN, and any securities issued as a result of the Offer will be held on the Issuer Sponsored Subregister.

Cheque details — make your cheque or bank draft payable to "Macquarie CPS Offer"

G Drawer	Cheque number	BSB number	Account number	Amount of cheque
				A$
Drawer	Cheque number	BSB number	Account number	Amount of cheque
				A$

The Shareholder Priority Offer and the General Offer are expected to close at 5.00pm 26 June 2008. The Issuer reserves the right to vary the closing dates.

See back of form for completion guidelines.

Declaration and Acknowledgments
By submitting this Application Form and Application Monies, I/we:

- Declare that this Application is completed and lodged according to the Product Disclosure Statement and, if applicable the NZ Investment Statement, and the declarations/statements on this Application Form;
- Declare that all details and statements made by me/us are complete and accurate;
- Agree to be bound by the Constitution of the Trust, the CPS Terms and the terms and conditions of the Offer (including representations, warranties and agreements contained in the Product Disclosure Statement and if applicable the NZ Investment Statement) and I/we hereby apply for such number of CPS as may be calculated in accordance with the terms of the Product Disclosure Statement and, if applicable the NZ Investment Statement, and agree to take such number of CPS allotted to me/us;
- Declare that the Applicant(s) if a natural person, is/are over 18 years of age;
- Represent and warrant that I/we have read and understood the Product Disclosure Statement and if applicable the NZ Investment Statement, to which this Application Form relates;
- Authorise the Issuer, MGL and the Joint Lead Managers and their respective officers or agents, to do anything on my/our behalf necessary for CPS to be issued to me/us, including to act on instructions received by the Registry upon using the contact details in boxes D or E;
- Declare that I/we am/are not a US Person or am/are not acting for the account or benefit of any US Person;
- Acknowledge that once the Issuer receives the Application Form, I/we may not withdraw it;
- Acknowledge that CPS are not shares or other securities of MGL;
- Acknowledge that Distributions are discretionary and may not be paid;
- Acknowledge that the information contained in the Product Disclosure Statement (or any supplementary document or Replacement Product Disclosure Statement) and, if applicable the NZ Investment Statement, is not investment advice or a recommendation that CPS are suitable for me/us, given my/our investment objectives, financial situation or particular needs;
- Acknowledge that CPS are not deposit liabilities of, and that neither MGL nor any other member of Macquarie Group nor the entities nor do CPS represent an issue by Macquarie Bank Limited; and
- Acknowledge that investments can be subject to investment risk, including possible delays in repayment and loss of income and principal invested. Macquarie Group and the Issuer do not in any way guarantee or stand behind the capital value or performance of CPS.

Important Notice
The Corporations Act prohibits any person from passing on to another person an Application Form in relation to the offer of CPS, unless the Application Form is attached to, or accompanied by, a complete and unaltered copy of the Product Disclosure Statement where applicable). A person who gives another person access to the Application Form must at the same time and by the same means give that other person access to the Product Disclosure Statement (including any supplementary document or Replacement Product Disclosure Statement where applicable). A paper copy of the Product Disclosure Statement (including any supplementary document or Replacement Product Disclosure Statement where applicable) and the Application Form will be provided to you at no charge by calling the Macquarie CPS Information Line on 1300 726 836 (if within Australia) or +61 3 9415 4336 (if outside Australia).

If the recipient of the Application Form is in New Zealand, the reference above to the Product Disclosure Statement must be read as including the NZ Investment Statement.

Broker Firm Offer
Broker Firm Applicants should refer to section 3.6 of the Product Disclosure Statement for lodgement instructions. Application Monies must be made payable to the Syndicate Broker (not to "Macquarie CPS Offer"). The completed Application Form and Application Monies must be delivered to the Syndicate Broker directly in accordance with their instructions (not to the Registry).

Privacy Statement
By submitting this Application Form, you agree that Macquarie Group, the Issuer and the Registry may use the information provided by you on this Application Form to administer your security holding, provide facilities and services you request and provide you with marketing materials and may disclose your personal information for those purposes to the Lead Managers (or your broker), the Registry, Macquarie Group's related entities, agents, contractors and third party service providers (including mail houses and professional advisers), ASX, other regulatory authorities and in any case, where disclosure is required or allowed by law or where you have consented. If you do not provide the information required on this Application Form, the Issuer may not be able to accept or process your Application.

Once you become a Holder, Chapter 2C of the Corporations Act requires information about you as a security holder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information contained in the Register is also used to facilitate payments including Distributions and corporate communications (including Macquarie's financial results, annual reports and other information Macquarie wishes to communicate to Holders) and to ensure compliance by the Issuer and Macquarie with legal and regulatory requirements. If some or all of the information is not collected then it might not be possible to administer your security holding. You can obtain access to your personal information by contacting the Registry: Computershare Investor Services Pty Limited, GPO Box 7045, SYDNEY NSW 2000 AUSTRALIA.

Correct Forms of Registrable Title(s)
Note that ONLY natural persons and legal entities are allowed to hold CPS. Applications must be made in the name(s) of natural persons, companies or other legal entities in accordance with the Corporations Act. At least one full given name and the surname is required for each natural person. The name of the beneficial owner or any other registrable name may be included by way of an account designation if completed exactly as described in the examples of correct forms of registrable title(s) below.

How to complete this form

A CPS Applied for
Enter the number of CPS that you wish to apply for. The Application must be for a minimum of 20 CPS. Applications for greater than 20 CPS must be in multiples of 10 CPS.

B Application Monies
Enter the amount of Application Monies. To calculate the amount, multiply the number of CPS by the price per CPS (A$100).

C Applicant Name(s)
Enter the full name you wish to appear on the Holding Statement. This must either be your own name or the name of a company. Up to 3 joint Applicants may register. You should refer to the table below for the correct forms of registrable title. Applications using the wrong form of names may be rejected. CHESS participants should complete their name identically to that presently registered in CHESS.

It is not necessary to sign this Application Form.

D Postal Address
Enter your postal address for all correspondence. All communications to you from the Registry will be mailed to the person(s) and address as shown. For joint Applicants, only one address can be entered.

E Contact Details
Enter your contact details. These are not compulsory but will assist us if we need to contact you.

F CHESS
The Issuer will apply to ASX to participate in CHESS, operated by ASX Settlement and Transfer Corporation Pty Ltd, a wholly owned subsidiary of ASX. In CHESS, the Issuer will operate an electronic CHESS Subregister of security holdings and an electronic Issuer Sponsored Subregister of security holdings. Together, the two Subregisters will make up the Trust's principal register of securities. The Issuer will not be issuing certificates to Applicants in respect of CPS allotted. If you are a CHESS participant (or are sponsored by a CHESS participant) and you wish to hold CPS allotted to you under this Application on the CHESS Subregister, enter you CHESS HIN. Otherwise, leave this section blank and on allotment, you will be sponsored by the Issuer and allocated a Securityholder Reference Number (SRN).

G Payment
Make your cheque or money order payable to 'Macquarie CPS Offer' in Australian currency and cross it 'not negotiable'. Your cheque or money order must be drawn on an Australian branch of a financial institution.

Complete the cheque details in the boxes provided. The total amount must agree with the amount shown in box B.

Cheques will be processed on the day of receipt and as such, sufficient cleared funds must be held in your account as cheques returned unpaid may not be re-presented and may result in your Application being rejected. Pin (do not staple) your cheque(s) to the Application Form where indicated. Cash will not be accepted. Receipt for payment will not be forwarded. Cheques must not be post-dated.

Lodgement of Application
Application Forms under the General Offer must be received by Computershare Investor Services Pty Limited by no later that 5.00pm AEST 26 June 2008 (subject to change without notice). Return this Application Form with cheque(s) attached to:

Computershare Investor Services Pty Limited
GPO Box 52
MELBOURNE VIC 8060
AUSTRALIA

If you have any enquiries concerning your Application, please contact the Macquarie CPS Information Line on 1300 726 836 (if within Australia) or +61 3 9415 4336 (if outside Australia).

Type of Investor	Correct Form of Registration	Incorrect Form of Registration
Individual Use given name(s) in full, not initials	Mr John Alfred Smith	J.A. Smith
Joint Use given name(s) in full, not initials	Mr John Alfred Smith & Mrs Janet Marie Smith	John Alfred & Janet Marie Smith
Company Use company title, not abbreviations	ABC Pty Ltd	ABC P/L ABC Co
Trusts Use trustee(s) personal name(s) Do not use the name of the trust	Mrs Penny Smith <Penny Smith Family A/C>	Penny Smith Family Trust
Deceased Estates Use executor(s) personal name(s) Do not use the name of the deceased	Mr Michael Smith <Est John Smith Family A/C>	Estate of Late John Smith
Minor (a person under the age of 18 years) Use the name of a responsible adult with an appropriate designation	Mr John Alfred Smith <Peter Smith A/C>	Peter Smith
Partnerships Use partners personal name(s) Do not use the name of the partnership	Mr John Smith & Mr Michael Smith <John Smith & Son A/C>	John Smith & Son
Clubs/Unincorporated Bodies/Business Names Use office bearer(s) personal name(s) Do not use the name of the club etc	Mrs Janet Smith <ABC Tennis Association A/C>	ABC Tennis Association
Superannuation Funds Use the name of trustee of the fund Do not use the name of the fund	John Smith Pty Ltd <Super Fund A/C>	John Smith Pty Ltd Superannuation Fund

Corporate directory

REGISTERED OFFICE AND HEAD OFFICE

Macquarie Group Limited
Level 7, No 1 Martin Place
Sydney NSW 2000
AUSTRALIA
Tel: +61 2 8232 3333
Fax: +61 2 8232 4330
Internet: www.macquarie.com.au
Email: macquarie.shareholders@macquarie.com

ISSUER

Macquarie Capital Loans Management Limited
as responsible entity for the Trust
Level 7, No 1 Martin Place
Sydney NSW 2000
AUSTRALIA

ARRANGER AND JOINT LEAD MANAGER

Macquarie Capital Advisers
No 1 Martin Place
Sydney NSW 2000
AUSTRALIA

JOINT LEAD MANAGERS

Citigroup Global Markets Australia Pty Limited
Citigroup Centre
2 Park Street
Sydney NSW 2000
AUSTRALIA

Goldman Sachs JBWere Pty Limited
Level 42, Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000
AUSTRALIA

J.P. Morgan Australia Limited
Level 32, Grosvenor Place
225 George Street
Sydney NSW 2000
AUSTRALIA

nabCapital
Level 26, NAB House
255 George Street
Sydney NSW 2000
AUSTRALIA

UBS AG, Australia Branch
Level 16, Chifley Tower
2 Chifley Square
Sydney NSW 2000
AUSTRALIA

Westpac Institutional Bank
a division of Westpac Banking Corporation
Level 3, Westpac Place
275 Kent Street
Sydney NSW 2000
AUSTRALIA

JOINT LEAD MANAGER BROKERS

Citi Smith Barney Pty Limited
Level 20, 2 Park Street
Sydney NSW 2000
AUSTRALIA

Macquarie Private Wealth,
a division of Macquarie Equities Limited
Level 18, 20 Bond Street
Sydney NSW 2000
AUSTRALIA

National OnLine Trading Limited
Level 26, NAB House
255 George Street
Sydney NSW 2000
AUSTRALIA

Ord Minnett Limited
Level 8, NAB House
255 George Street
Sydney NSW 2000
AUSTRALIA

Tolhurst Ltd
Level 15, 333 Collins Street
Melbourne VIC 3000
AUSTRALIA

Westpac Institutional Bank,
a division of Westpac Banking Corporation
Level 3, Westpac Place
275 Kent Street
Sydney NSW 2000
AUSTRALIA

AUSTRALIAN LEGAL ADVISER

Mallesons Stephen Jaques
Level 61, Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000
AUSTRALIA

REGISTRY

Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000
AUSTRALIA

AUDITORS

PricewaterhouseCoopers
Darling Park Tower 2
201 Sussex Street
Sydney NSW 2000
AUSTRALIA

END

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